Filed pursuant to Rule 424(b)(3)
Registration No. 333-192194

PROSPECTUS

REGENCY ENERGY PARTNERS LP

REGENCY ENERGY FINANCE CORP.

OFFER TO EXCHANGE

$600,000,000 principal amount of 4.500% Senior Notes due 2023,

which have been registered under the Securities Act,

for any and all of the outstanding 4.500% Senior Notes due 2023

We are offering to exchange our 4.500% Senior Notes due 2023 (the “exchange notes”) for our currently outstanding 4.500% Senior Notes due 2023 (the “private notes”). The exchange notes are substantially identical to the private notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the private notes and we will issue the exchange notes under the same indenture. We refer to the private notes and the exchange notes collectively in this prospectus as the “notes.”

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on December 20, 2013, unless extended.

•	We will exchange all private notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of private notes at any time before the exchange offer expires.

•	The exchange of private notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Broker-dealers receiving exchange notes in exchange for private notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 10 of this prospectus and the risk factors set forth in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in Item  1A of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 22, 2013.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any jurisdiction where an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone whom it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (including all amendments, exhibits, annexes and schedules, the “exchange offer registration statement”) pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Securities Act”) covering the exchange notes being offered. This prospectus does not contain all of the information in the exchange offer registration statement. For further information with respect to us and the exchange offer, reference is made to the exchange offer registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement or other document filed as an exhibit to the exchange offer registration statement, we encourage you to read the documents contained in the exhibits thereto.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (other than information determined to be furnished and not filed with the SEC), after the date of the initial registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and prior to the completion or termination of the exchange offer.

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013; and

(d)	Our Current Reports on Form 8-K filed on January 28, 2013, February 19, 2013, February 28, 2013, March 5, 2013, April 12, 2013, April 16, 2013, April 24, 2013, April 30, 2013, May 9, 2013, May 15, 2013, May 28, 2013, July 29, 2013, August 9, 2013 (two filings), September 6, 2013, September 11, 2013, October 10, 2013 (two filings), October 25, 2013 and November 8, 2013 (two filings), each to the extent “filed” and not “furnished” pursuant to Section 13(a) of the Exchange Act.

Any statement contained herein, or in any documents incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Regency Energy Partners LP

Investor Relations

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

(214) 750-1771

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You may also obtain copies of these filings, at no cost, by accessing our website at www.regencygas.com; however, the information found on our website is not considered part of this prospectus. To obtain timely delivery of any copies of filings requested, please write or telephone no later than December 13, 2013, five business days prior to the expiration of the exchange offer.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of private notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus and in the documents incorporated by reference in this prospectus include “forward-looking” statements, which include any statements that do not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Although we believe our forward-looking statements are based on reasonable assumptions and current expectations and projections about future events, we cannot give assurances that such expectations will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These additional risks and uncertainties may include:

•	unexpected difficulties in integrating our operations as a result of any significant acquisitions;

•	volatility in the price of oil, natural gas and natural gas liquids (“NGLs”);

•	declines in the credit markets and the availability of credit for us as well as for producers connected to our pipelines and our gathering and processing facilities, and for customers of our contract compression services business;

•	the level of creditworthiness of, and performance by, our counterparties and customers;

•	our access to capital to fund organic growth projects and acquisitions, and our ability to obtain debt or equity financing on satisfactory terms;

•	our use of derivative financial instruments to hedge commodity and interest rate risks;

•	the amount of collateral required to be posted from time-to-time in our transactions;

•	changes in commodity prices, interest rates and demand for our services;

•	changes in laws and regulations impacting the midstream sector of the natural gas industry, including those that relate to climate change and environmental protection and safety;

•	weather and other natural phenomena;

•	industry changes including the impact of consolidations and changes in competition;

•	regulation of transportation rates on our natural gas and NGL pipelines;

•	our ability to obtain indemnification related to cleanup liabilities and to clean up any hazardous materials release on satisfactory terms;

•	our ability to obtain required approvals for construction or modernization of our facilities and the timing of production from such facilities; and

•	the effect of accounting pronouncements issued periodically by accounting standard setting boards.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may differ materially from those anticipated, estimated, projected or expected.

Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and financial statements, including the notes to those financials statements, that are part of the reports that we file with the SEC and that are incorporated by reference in this prospectus. Please see the section entitled “Where You Can Find More Information.” Before making an investment decision, we encourage you to consider the information contained in and incorporated by reference in this entire prospectus, including the risks discussed under the heading “Risk Factors” beginning on page 9 of this prospectus and in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in Item 1A of our Quarterly Reports on Form 10-Q for the three months ended March 31, 2013 and the three months ended June 30, 2013, which are incorporated by reference herein.

Except in “Description of the Exchange Notes” and unless the context requires otherwise, references to (i) “Regency Energy Partners,” “the Partnership,” “we,” “our,” “us” or like terms mean Regency Energy Partners LP and its subsidiaries; (ii) “our general partner” mean Regency GP LP, the general partner of the Partnership, and its general partner, Regency GP LLC, which effectively manages the business and affairs of the Partnership; (iii) “Regency Finance” mean Regency Energy Finance Corp.; (iv) “Panhandle” means Panhandle Eastern Pipe Line Company, LP and its subsidiaries and (v) “PEPL Holdings” means PEPL Holdings, LLC and its subsidiary, Panhandle.

Regency Energy Partners LP and Regency Energy Finance Corp.

Our Business

We are a growth-oriented publicly-traded Delaware limited partnership formed in 2005 engaged in the gathering and processing, compression, treating and transportation of natural gas and the transportation, fractionation and storage of NGLs. We focus on providing midstream services in some of the most prolific natural gas producing regions in the United States, including the Eagle Ford, Haynesville, Barnett, Fayetteville, Marcellus, Utica, Bone Spring, Avalon and Granite Wash shales. Our assets are primarily located in Texas, Louisiana, Arkansas, Pennsylvania, California, Mississippi, Alabama, New Mexico, and the mid-continent region of the United States, which includes Kansas, Colorado and Oklahoma. On October 10, 2013, we announced the approval of a merger agreement, pursuant to which we intend to acquire PVR Partners, L.P., a Delaware limited partnership (“PVR”). Please read “—Recent Developments” for more information on our proposed merger.

We divide our operations into five business segments:

•	Gathering and Processing. We provide “wellhead-to-market” services to producers of natural gas, which include transporting raw natural gas from the wellhead through gathering systems, processing raw natural gas to separate NGLs from the raw natural gas and selling or delivering the pipeline-quality natural gas and NGLs to various markets and pipeline systems. This segment also includes our 33.33% membership interest in Ranch Westex JV LLC (“Ranch JV”), which processes natural gas delivered from the NGLs-rich Bone Spring and Avalon shale formations in west Texas.

•	Natural Gas Transportation. We own a 49.99% general partner interest in RIGS Haynesville Partnership Co. (“HPC”), which through its wholly owned subsidiary, Regency Intrastate Gas LP, owns a 450-mile intrastate pipeline that delivers natural gas from northwest Louisiana to downstream pipelines and markets, and a 50% membership interest in Midcontinent Express Pipeline LLC (“MEP”), which owns an interstate natural gas pipeline with approximately 500 miles stretching from southeast Oklahoma through northeast Texas, northern Louisiana and central Mississippi to an interconnect with the Transcontinental Gas Pipe Line system in Butler, Alabama. This segment also includes Gulf States Transmission LLC, which owns a 10-mile interstate pipeline that extends from Harrison County, Texas to Caddo Parish, Louisiana.

•	NGL Services. We own a 30% membership interest in Lone Star NGL LLC (“Lone Star”), an entity owning a diverse set of midstream energy assets including pipelines, storage, fractionation and processing facilities located in the states of Texas, Mississippi and Louisiana.

•	Contract Services. We own and operate a fleet of compressors used to provide turn-key natural gas compression services for customer specific systems. We also own and operate a fleet of equipment used to provide treating services, such as carbon dioxide and hydrogen sulfide removal, natural gas cooling, dehydration and British thermal unit management.

•	Corporate. The Corporate segment comprises our corporate assets.

Recent Developments

On October 9, 2013, we, RVP LLC, a Delaware limited liability company and our wholly owned subsidiary, and our general partner entered into an Agreement and Plan of Merger with PVR Partners, L.P., a Delaware limited partnership (“PVR”), and PVR GP, LLC, a Delaware limited liability company and the general partner of PVR. Pursuant to the Agreement and Plan of Merger, as amended by Amendment No. 1 thereto dated as of November 7, 2013 (the “Merger Agreement”), PVR will merge with and into us (the “Merger”), and we will continue our existence under Delaware law as the surviving entity in the merger.

The Merger Agreement provides that, at the effective time of the merger, each PVR common unit and each PVR class B unit issued and outstanding or deemed issued and outstanding as of immediately prior to the effective time will be converted into the right to receive the merger consideration, consisting of (i) 1.020 of our common units and (ii) an amount of cash equal to the difference (if positive) between (x) the PVR annualized distribution and (y) our adjusted annualized distribution. The PVR annualized distribution is the product of four and the amount of the quarterly cash distribution most recently declared by PVR prior to the closing of the Merger. Our adjusted annualized distribution is the product of four and the amount of the quarterly cash distribution most recently declared by us prior to the closing of the Merger, multiplied by the exchange ratio of 1.020.

The completion of the Merger is subject to the satisfaction or waiver of certain customary closing conditions, including, among other things: (i) approval of the Merger Agreement by PVR’s unitholders, (ii) approval for listing of our common units issuable as part of the merger consideration on the New York Stock Exchange, (iii) there being no law or injunction prohibiting the consummation of the Merger, (iv) expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) the effectiveness of a registration statement on Form S-4, (vi) subject to specified materiality standards, the accuracy of the representations and warranties of each party, (vii) compliance by each party in all material respects with its covenants, (viii) the receipt of certain legal opinions by us and PVR and (ix) the conversion of 10,346,257 Special Units outstanding as of the date of the Merger Agreement into an aggregate of 10,346,257 common units.

Partnership Structure and Management

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our operating subsidiaries through an operating partnership, Regency Gas Services LP. Regency GP LP, our general partner, has direct responsibility for conducting our business and for managing our operations. Because our general partner is a limited partnership, its general partner, Regency GP LLC, is ultimately responsible for the business and operations of Regency GP LP, and conducts our business and operations, and the board of directors and officers of Regency GP LLC make decisions on our behalf.

Regency Energy Finance Corp., our wholly owned subsidiary, has no material assets or any liabilities other than as a co-issuer of our debt securities, including the notes and our other existing senior notes. Its activities are limited to co-issuing our debt securities and engaging in other activities incidental thereto.

Corporate Information

Our principal executive offices are located at 2001 Bryan Street, Suite 3700, Dallas, Texas 75201 and our phone number is (214) 750-1771. Our common units are listed on the New York Stock Exchange (the “NYSE”) under the symbol “RGP.” Our website is www.regencygas.com. Information on our website is not incorporated by reference into this prospectus.

PEPL Holdings, LLC

In connection with Regency Energy Partners’ acquisition of Southern Union Gathering Company LLC (“SUGS”) in April 2013, PEPL Holdings will provide a limited contingent guarantee (on a non-recourse basis to the parent of PEPL Holdings and its affiliates (other than PEPL Holdings)) of Regency Energy Partners’ obligations to pay the principal of the exchange notes. See “Terms of the Exchange Notes—Guarantees.”

Business

PEPL Holdings was formed in 2011 as a wholly owned subsidiary of Southern Union Company (“Southern Union”), a wholly owned subsidiary of Energy Transfer Partners, L.P. (“ETP”). PEPL Holdings owns all of the outstanding equity interests in Panhandle Eastern Pipe Line Company, LP (“Panhandle”), and such equity interests constitute the only assets of PEPL Holdings.

PEPL Holdings, through Panhandle, owns and operates a large natural gas open-access interstate pipeline network. The pipeline network, consisting of the Panhandle, Trunkline and Sea Robin transmission systems, serves customers in the Midwest, Gulf Coast and Midcontinent United States with a comprehensive array of transportation and storage services. The Panhandle transmission system consists of four large diameter pipelines extending approximately 1,300 miles from producing areas in the Anadarko Basin of Texas, Oklahoma and Kansas through Missouri, Illinois, Indiana, Ohio and into Michigan. The Trunkline transmission system consists of two large diameter pipelines extending approximately 1,400 miles from the Gulf Coast areas of Texas and Louisiana through Arkansas, Mississippi, Tennessee, Kentucky, Illinois, Indiana and into Michigan. The Sea Robin transmission system consists of two offshore Louisiana natural gas supply systems extending approximately 81 miles into the Gulf of Mexico. In connection with its natural gas pipeline transmission and storage systems, PEPL Holdings has five natural gas storage fields located in Illinois, Kansas, Louisiana, Michigan and Oklahoma. PEPL Holdings’ subsidiary, Pan Gas Storage, LLC (“Southwest Gas”), operates four of these fields, while PEPL Holdings’ subsidiary, Trunkline Gas Company, LLC (“Trunkline”), operates one. Through Trunkline LNG Company, LLC, Panhandle owns and operates a liquefied natural gas (“LNG”) terminal in Lake Charles, Louisiana.

Corporate Information

PEPL Holdings’ principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219 and PEPL Holdings’ phone number is (214) 981-0700.

The Exchange Offer

On April 30, 2013, we completed a private offering of the private notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus and to use commercially reasonable efforts to consummate the exchange offer no later than 365 days after the date we issued the private notes.

The following summary contains basic information about the exchange offer and the exchange notes. It does not contain all the information that may be important to you. For a complete understanding of the exchange notes, please refer to the sections of this prospectus entitled “Exchange Offer” and “Description of the Exchange Notes.”

The Exchange Offer	We are offering to exchange the exchange notes for the private notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on December 20, 2013 unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange Offer	The registration rights agreement does not require us to accept the private notes for exchange if the exchange offer, or the making of any exchange by a holder of the private notes, would violate any applicable law or interpretation of the staff of the SEC. The exchange offer is not conditioned on a minimum aggregate amount of private notes being tendered.

Procedures for Tendering Private Notes	To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company (“DTC”) for tendering private notes held in book-entry form. These procedures, which we call “ATOP” (“Automated Tender Offer Program”), require that (i) the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC“s automated tender offer program, and (ii) DTC has received:

•	your instructions to exchange your private notes; and

•	your agreement to be bound by the terms of the letter of transmittal.

For more information on tendering your private notes, please refer to the sections in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer,” “Exchange Offer—Procedures for Tendering,” “Description of the Exchange Notes,” and “Book-Entry; Delivery and Form.

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of the private notes at any time prior to the expiration date. TO withdraw, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 5:00 p.m., New York City time, on the expiration date of the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Withdrawal of Tenders.”

Acceptance of Private Notes and Delivery of Exchange Notes	If you fulfill all conditions required for proper acceptance of the private notes, we will accept any and all private notes that you properly tender in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any private notes that we do not accept for exchange to you without expense promptly after the expiration date. Please refer to the section in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer.”

Fees and Expenses	We will bear all expenses related to the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Fees and Expenses.”

Use of Proceeds	The issuance of the exchange notes will not provide us with any new proceeds. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement.

Consequences of Failure to Exchange Private Notes	If you do not exchange your private notes in the exchange offer, you will no longer be able to require us to register the private notes under the Securities Act except in limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the private notes unless we have registered the private notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, after the consummation of the exchange offer, it is anticipated that the outstanding principal amount of the private notes available for trading will be significantly reduced. The reduced float may adversely affect the liquidity and market price of the private notes. A smaller outstanding principal amount of private notes available for trading may also make the price of the private notes more volatile.

Material U.S. Federal Income Tax Consequences	The exchange of notes will not be a taxable event for U.S. federal income tax purposes. For a discussion of material U.S. federal income tax considerations relating to the exchange of notes, see “Material U.S. Federal Income Tax Consequences.”

Exchange Agent	We have appointed Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal to the exchange agent addressed as follows: Wells Fargo Bank, N.A., MAC N9303-121, P.O. Box 1517, Minneapolis, Minnesota 55480, Attention: Corporate Trust Operations. Eligible institutions may make requests by facsimile at (612) 667-6282 and may confirm facsimile delivery by calling (800) 344-5128.

Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the private notes. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the “Description of the Exchange Notes” section of this prospectus for a more detailed description of the exchange notes.

For purposes of this section of the prospectus summary, references to “Regency Energy Partners,” “we,” “us,” “our” and “ours” refer only to Regency Energy Partners LP and do not include its subsidiaries.

Issuers	Regency Energy Partners LP and Regency Energy Finance Corp.

Notes Offered	$600,000,000 aggregate principal amount of 4.500% Senior Notes due 2023.

Interest	4.500% per year. Interest on the exchange notes will be payable semi-annually on May 1 and November 1 of each year, beginning on November 1, 2013.

Maturity	November 1, 2023.

Ranking	The exchange notes will be unsecured and will rank equally with all of our existing and future unsubordinated obligations, including our outstanding 6 7⁄8% Senior Notes due 2018, 6 1⁄2% Senior Notes due 2021, 5 1⁄2% Senior Notes due 2023 and 5 3⁄4% Senior Notes due 2020 (collectively, our “existing senior notes”). The exchange notes will be senior in right of payment to any of our future obligations that are, by their terms, expressly subordinated in right of payment to the exchange notes. The exchange notes will be effectively subordinated to our existing and future secured indebtedness, including indebtedness under our revolving credit facility, to the extent of the value of the collateral securing such obligations.

The exchange guarantees will be unsecured and will rank equally with all of the guarantors’ existing and future unsubordinated obligations, including their guarantees of our existing senior notes. The exchange guarantees will be senior in right of payment to any of the guarantors’ future obligations that are, by their terms, expressly subordinated in right of payment to the exchange guarantees. The exchange guarantees will be effectively subordinated to the guarantors’ existing and future secured indebtedness, including their guarantees of indebtedness under our revolving credit facility, to the extent of the value of the collateral securing such indebtedness.

The exchange notes and exchange guarantees will be structurally subordinated to all indebtedness and obligations of our subsidiaries that do not guarantee the exchange notes.

As of September 30, 2013, we and the guarantors had approximately $2.8 billion in principal amount of senior indebtedness outstanding

(including the exchange notes), approximately $176 million of which was secured indebtedness under our revolving credit facility and ranked senior to the notes. As of September 30, 2013, our non-guarantor subsidiaries, Edwards Lime Gathering, LLC, ELG Oil LLC and ELG Utility LLC (collectively, the “Edwards Lime Entities”), did not have any indebtedness other than ordinary trade indebtedness and our unconsolidated subsidiaries, HPC, MEP, Lone Star and Ranch JV, had an aggregate of $1.3 billion of indebtedness outstanding.

Guarantees	The exchange notes will be guaranteed on a senior basis by all of our existing consolidated subsidiaries (except the co-issuer and the Edwards Lime Entities) and certain of our future subsidiaries.

In connection with our acquisition of SUGS in April 2013, PEPL Holdings will provide a limited contingent guarantee (on a non-recourse basis to Southern Union and its affiliates (other than PEPL Holdings)) of our obligations to pay the principal of the exchange notes (the “PEPL limited guarantee”). Under the PEPL limited guarantee, PEPL Holdings would generally not have any obligation to make principal payments with respect to the exchange notes unless and until all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against us with respect to such payment obligations, and holders of exchange notes are still owed amounts in respect of the principal of the exchange notes. See “Description of the Exchange Notes—Note Guarantees.”

Any references in this prospectus to “guarantors” or “guarantees” exclude PEPL Holdings and the PEPL limited guarantee, respectively.

Optional Redemption	At any time prior to August 1, 2023, we may redeem some or all of the exchange notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. On or after August 1, 2023, we may redeem some or all of the exchange notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any.

Change of Control

Upon the occurrence of a change of control event, which occurrence (other than one involving the adoption of a plan relating to liquidation or dissolution) is followed by a ratings decline within 90 days of the consummation of the transaction, we must offer to repurchase the exchange notes at 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase. A ratings decline is defined as a decrease in the rating of the notes by both Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“Standard & Poor’s”) by one or more gradations of the notes. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

We may not have enough funds available at the time of a change of control to make any required debt payment (including repurchases of the notes).

Our ability to purchase the notes upon a change of control will be limited by the terms of our debt agreements, including our revolving credit facility. We cannot assure you that we will have the financial resources to purchase the notes in such circumstances.

Certain Covenants	The indenture governing the exchange notes contains covenants limiting, among other things, our ability and the ability of certain of our subsidiaries to:

•	incur additional indebtedness;

•	pay distributions on, or repurchase or redeem our equity interests;

•	make certain investments;

•	incur liens;

•	enter into certain types of transactions with our affiliates; and

•	sell assets or consolidate or merge with or into other companies.

These and other covenants that are contained in the indenture are subject to important exceptions and qualifications, which are described under “Description of the Exchange Notes—Certain Covenants.”

If the exchange notes achieve investment grade ratings by both Moody’s and Standard & Poor’s and no default or event of default has occurred and is continuing under the indenture, we and our restricted subsidiaries will no longer be subject to many of the foregoing covenants. See “Description of the Exchange Notes—Certain Covenants—Termination of Covenants.”

No Public Market	The exchange notes are a series of securities for which there is currently no established trading market. As a result, a liquid market for the exchange notes may not be available if you try to sell your exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange or any automated dealer quotation system.

Risk Factors	Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 9 for a discussion of certain factors you should consider in evaluating an investment in the exchange notes.

RISK FACTORS

You should carefully consider the following risk factors and the risk factors identified in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2013 incorporated herein by reference, as well as all other information contained or incorporated by reference in this prospectus, before participating in the exchange offer.

Risks Related to the Notes

If you do not properly tender your private notes, you will continue to hold unregistered private notes and your ability to transfer private notes will be adversely affected.

We will only issue exchange notes in exchange for private notes that are timely received by the exchange agent. Therefore, you should allow sufficient time to ensure timely delivery of the private notes and you should carefully follow the instructions on how to tender your private notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the private notes. If you do not tender your private notes or if we do not accept your private notes because you did not tender your private notes properly, then, after we consummate the exchange offer, you may continue to hold private notes that are subject to transfer restrictions. In addition, if you tender your private notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for private notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

After the exchange offer is consummated, if you continue to hold any private notes, you may have difficulty selling them because there will be fewer private notes outstanding. In addition, if a large amount of private notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets. Additionally, we are not able to control the amounts of cash that certain of our unconsolidated subsidiaries may distribute to us.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the partnership interests and the equity in our subsidiaries. As a result, our ability to make required payments on the notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, our revolving credit facility and applicable state partnership or limited liability company laws and other laws and regulations. Pursuant to our revolving credit facility, we may be required to establish cash reserves for the future repayment of outstanding letters of credit under such facility. If we are unable to obtain the funds necessary to pay the principal amount of the notes at maturity, we may be required to adopt one or more alternatives, such as a refinancing of the notes. We cannot assure you that we would be able to refinance the notes on satisfactory terms or at all.

Additionally, the ability of certain of our unconsolidated subsidiaries, including HPC, MEP, Lone Star and Ranch JV, to make distributions to us may be restricted by, among other things, the terms of each such entity’s partnership or limited liability company agreement, as applicable, and any debt instruments entered into by such entity, as well as applicable state partnership or limited liability company laws and other laws and regulations. We are not able to control the amounts of cash that HPC, MEP, Lone Star or Ranch JV may distribute to us. Specifically, cash distributions from HPC require the approval of at least 75% of the votes entitled to be cast by HPC’s management committee members. The management committee consists of four members, with each partner appointing one member and each member having a vote equal to the sharing ratio of the partner that appointed such member. In addition to our vote, under a voting agreement we also have the vote of one other member. Additionally, under MEP’s limited liability company agreement, MEP’s board of directors determines the amount of available cash to be distributed to MEP’s members. MEP’s board of directors consists of three members, with each member appointing one member, and decisions relating to available cash require the approval of directors appointed by members collectively holding 65% or more of MEP’s membership interests. Lone Star’s board of directors also determines the amount of available cash to be distributed to Lone Star’s members. The Lone Star board consists of two members, one appointed by us and one appointed by ETP, and decisions relating to available cash require the unanimous consent of the board. Ranch JV is managed by a three-manager board, with each member appointing a manager who has a 33 1⁄3% sharing ratio. The amount of available cash to be distributed to Ranch JV’s members requires the affirmative vote of board members collectively holding a sharing ratio exceeding 50%.

Your right to receive payments on the notes and the guarantees is unsecured and will be effectively subordinated to our existing and future secured indebtedness.

The notes are effectively subordinated to claims of our secured creditors and the guarantees are effectively subordinated to the claims of our and the guarantors’ secured creditors, including the lenders under our revolving credit facility. As of September 30, 2013, we and the guarantors had approximately $2.8 billion in principal amount of senior indebtedness outstanding (including the notes), approximately $176 million of which was secured indebtedness under our revolving credit facility and ranked effectively senior to the notes. Further, although PEPL Holdings will provide the PEPL limited guarantee, under the terms of such guarantee, PEPL Holdings will generally not have any obligation to make payments with respect to the notes unless and until all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against us with respect to such payment obligations, and holders of the notes are still owed amounts in respect of the principal of the notes.

Not all of our subsidiaries will initially guarantee the notes. Your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

Although substantially all of our consolidated subsidiaries guarantee the notes, in the future the guarantees are subject to release under certain circumstances. Further, certain of our subsidiaries, including the Edwards Lime Entities, do not guarantee the notes. Our unconsolidated subsidiaries, HPC, MEP, Lone Star and Ranch JV, do not qualify as a “Subsidiary” for purposes of the indenture governing the notes, and therefore, do not guarantee the notes. The notes are structurally subordinated to the claims of all creditors, including unsecured indebtedness, trade creditors and tort claimants, of our non-guarantor subsidiaries. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of a non-guarantor subsidiary, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to us or the holders of the notes. As of September 30, 2013, the Edwards Lime Entities did not have any indebtedness other than ordinary trade indebtedness and our unconsolidated subsidiaries, HPC, MEP, Lone Star and Ranch JV, had an aggregate of $1.3 billion of indebtedness outstanding.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the notes or to repay them at maturity.

Unlike a corporation, our partnership agreement requires us to distribute, on a quarterly basis, all of our available cash to our unitholders of record and our general partner subject to the limitations on restricted payments in the indentures governing the notes and our existing senior notes and in our revolving credit facility. Available cash is generally all of our cash receipts adjusted for cash distributions and net changes to reserves. Our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnership in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business and the businesses of our operating partnership (including reserves for future capital expenditures and for our anticipated future credit needs);

•	to provide funds for distributions to our unitholders and the general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any of our loan or other agreements, including the indentures governing the notes and existing senior notes and our revolving credit facility.

Although our payment obligations to our unitholders are subordinate to our payment obligations to you, the value of our common units decreases in correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

Our leverage may limit our ability to borrow additional funds, comply with the terms of our indebtedness or capitalize on business opportunities.

Our leverage is significant in relation to our partners’ capital. As of September 30, 2013, our total outstanding long-term debt was approximately $3.0 billion. We will be prohibited from making cash distributions during an event of default under any of our debt agreements. Various limitations in our revolving credit facility, as well as the indentures for the notes and existing senior notes, may reduce our ability to incur additional debt, to engage in some transactions and to capitalize on business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions. As of September 30, 2013, we had approximately $1.0 billion of availability under our revolving credit facility.

Our leverage could have important consequences to investors in the notes. We require substantial cash flow to meet our principal and interest obligations with respect to the notes and our other indebtedness. Our ability to make scheduled payments, to refinance our obligations with respect to our indebtedness or our ability to obtain additional financing in the future will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors. We believe that we will have sufficient cash flow from operations and available borrowings under our revolving credit facility to service our indebtedness. However, a significant downturn in our business and the midstream sector of the natural gas industry or other development adversely affecting our cash flow could materially impair our ability to service our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to refinance all or a portion of our debt or sell assets. We cannot assure you that we would be able to refinance our existing indebtedness or sell assets on terms that are commercially reasonable.

Our leverage may adversely affect our ability to fund future working capital, capital expenditures and other general partnership requirements, future acquisition, construction or development activities, or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness. Our leverage may also make our results of operations more susceptible to adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and may place us at a competitive disadvantage as compared to our competitors that have less debt.

A court may use fraudulent conveyance considerations to avoid or subordinate the subsidiary guarantees.

Various applicable fraudulent conveyance laws have been enacted for the protection of creditors. A court may use fraudulent conveyance laws to subordinate or avoid the subsidiary guarantees of the notes issued by any of the guarantors. It is also possible that under certain circumstances a court could hold that the direct obligations of a subsidiary guaranteeing the notes could be superior to the obligations under that guarantee.

A court could avoid or subordinate the guarantee of the notes by any of our subsidiaries in favor of that subsidiary’s other debts or liabilities to the extent that the court determined either of the following were true at the time the subsidiary issued the guarantee:

•	that subsidiary incurred the guarantee with the intent to hinder, delay or defraud any of its present or future creditors or that subsidiary contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of others; or

•	that subsidiary did not receive fair consideration or reasonably equivalent value for issuing the guarantee and, at the time it issued the guarantee, that subsidiary:

•	was insolvent or rendered insolvent by reason of the issuance of the guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of that subsidiary constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, an entity would be considered insolvent for purposes of the foregoing if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation, or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

Among other things, a legal challenge of a subsidiary’s guarantee of the notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by that subsidiary as a result of our issuance of the notes. To the extent a subsidiary’s guarantee of the notes is avoided as a result of fraudulent conveyance or held unenforceable for any other reason, the note holders would cease to have any claim in respect of that guarantee and the notes would be structurally subordinated to all liabilities of that subsidiary.

The indenture governing the notes contains a “savings clause,” which limits the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the notes in full when due. Furthermore, in a recent case, Official Committee of Unsecured Creditors of TOUSA, Inc. v Citicorp North America, Inc., the U.S. Bankruptcy Court in the Southern District of Florida held that a savings clause similar to the savings clause that is included in the indenture governing the notes was unenforceable. As a result, the subsidiary guarantees were found to be fraudulent conveyances. The United States Court of Appeals for the Eleventh Circuit recently affirmed the liability findings of the Bankruptcy Court without ruling directly on the enforceability of savings clauses generally. If the TOUSA decision were followed by other courts, the risk that the guarantees would be deemed fraudulent conveyances would be significantly increased.

Our reimbursement of our general partner’s expenses and our payment of certain fees to affiliates of Energy Transfer Equity, L.P. (“ETE”) and ETP under a services agreement and an operation and service agreement will reduce our cash available for debt service.

We reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us. In addition, we are a party to a services agreement with ETE and its affiliate, ETE Services Company, LLC (“ETE Services”), pursuant to which ETE Services provides certain general and administrative services to us and our general partner. Although ETE has agreed to eliminate the $10 million annual management fee paid by us for two years following the closing of our acquisition of SUGS, our obligation to make this payment will resume following such time. We are also party to an operation and service agreement with our general partner, our subsidiary, Regency Gas Services LP, and an affiliate of ETP, La Grange Acquisition, L.P. d/b/a Energy Transfer Company (“ETC”), pursuant to which ETC performs certain operations, maintenance and related services reasonably required to operate and maintain certain of our facilities. The reimbursement of expenses of our general partner and its affiliates, as well as our payments under the services agreement with ETE Services and the operation and service agreement with ETC, will reduce our cash available for debt service.

Your ability to transfer the notes may be limited by the absence of a trading market.

The notes are securities for which there is currently no trading market. We do not currently intend to apply for listing of the notes on any securities exchange. Although the initial purchasers have informed us that they currently intend to make a market in the notes, they are not obligated to do so. In addition, the initial purchasers may discontinue any such market-making at any time without notice. The liquidity of any market for the notes will depend on the number of holders of the notes, the interest of securities dealers in making a market in the notes and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes.

Increases in interest rates, which have experienced record lows in the past several years, could adversely impact the market price of our common units and our ability to issue additional common units in order to make acquisitions or reduce debt or for other purposes.

In recent years, the credit markets have experienced 50-year record lows in interest rates. If the overall economy should begin to strengthen, monetary policy may tighten, resulting in higher interest rates to counter possible inflation. The interest rate on all of the notes is fixed, and the rate on loans outstanding under our revolving credit facility bears interest at a floating rate, a portion of which we have converted to a fixed rate through the use of interest rate swaps. Additionally, interest rates on future credit facilities and notes could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, the market price for our common units will be affected by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse effect on the market price of our common units and our ability to issue additional common units, in order to make acquisitions or reduce debt or for other purposes.

We may not have the ability to raise funds necessary to finance any change of control offer required under the indenture.

Upon the occurrence of a change of control event, which occurrence (other than one involving the adoption of a plan relating to liquidation or dissolution) is followed by a ratings decline within 90 days of consummation of the transaction, we will be required to offer to purchase the notes at 101% of their principal amount plus accrued and unpaid interest to the date of purchase. If a purchase offer obligation arises under the indenture governing the notes, a change of control could also have occurred under our other debt, including our revolving credit facility, which could result in the acceleration of the indebtedness outstanding thereunder. Any of our future debt agreements may contain similar restrictions and provisions. If a purchase offer were required under the indenture, we may not have sufficient funds to pay the purchase price of all debt, including the notes, that we are required to purchase or repay.

Many of the covenants in the indenture will terminate if the notes are rated investment grade by both Moody’s and Standard & Poor’s.

Many of the covenants in the indenture governing the notes (including those that restrict our ability to pay distributions, incur debt and to enter into certain other transactions) will no longer apply to us if the notes are rated investment grade by both Moody’s and Standard & Poor’s, provided at such time no default or event of default has occurred and is continuing. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, that the notes will maintain these ratings. However, termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. See “Description of the Exchange Notes—Certain Covenants—Termination of Covenants.”

Risks Related to PEPL Holdings

Panhandle has substantial debt and may not be able to obtain funding or obtain funding on acceptable terms because of deterioration in the credit and capital markets. This may hinder or prevent Panhandle, and thus PEPL Holdings, from meeting its future capital needs.

Panhandle has a significant amount of debt outstanding. As of September 30, 2013, consolidated debt on the consolidated balance sheets totaled $1.03 billion outstanding, compared to total capitalization (long- and short-term debt plus partners’ capital) of $5.22 billion.

Covenants exist in certain of Panhandle’s debt agreements that require Panhandle to maintain a fixed charge coverage ratio, a leverage ratio and to meet certain ratios of earnings before depreciation, interest and taxes to cash interest expense. A failure by Panhandle to satisfy any such covenant would give rise to an event of default under the associated debt, which could become immediately due and payable if Panhandle did not cure such default within any permitted cure period or if Panhandle did not obtain amendments, consents or waivers from its lenders with respect to such covenants. Any such acceleration or inability to borrow could cause a material adverse change in Panhandle’s financial condition.

Panhandle relies on access to both short- and long-term credit as a significant source of liquidity for capital requirements not satisfied by the cash flow from its operations. Deterioration in Panhandle’s financial condition could hamper its ability to access the capital markets.

Global financial markets and economic conditions have been, and may continue to be, disrupted and volatile. The current weak economic conditions have made, and may continue to make, obtaining funding more difficult.

Due to these factors, Panhandle cannot be certain that funding will be available if needed and, to the extent required, on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, Panhandle may be unable to grow its existing business, complete acquisitions, refinance its debt or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on Panhandle’s and PEPL Holdings’ revenues and results of operations.

Further, in order for Panhandle to receive equity contributions or loans from its parent, Southern Union, certain state regulatory approvals are required. This may limit Panhandle’s overall access to sources of capital otherwise available. Restrictions on Panhandle’s ability to access capital markets could affect its ability to execute its business plan or limit its ability to pursue improvements or acquisitions on which it may otherwise rely for future growth.

Credit ratings downgrades could increase Panhandle’s financing costs and limit its ability to access the capital markets.

Panhandle is not party to any lending agreement that would accelerate the maturity date of any obligation due to a failure to maintain any specific credit rating, nor would a reduction in any credit rating, by itself, cause an event of default under any of Panhandle’s lending agreements. However, if its current credit ratings were downgraded below investment grade, Panhandle could be negatively impacted as follows:

•	borrowing costs associated with existing debt obligations could increase in the event of a credit rating downgrade;

•	the costs of refinancing debt that is maturing or any new debt issuances could increase due to a credit rating downgrade; and

•	the Federal Energy Regulatory Commission (“FERC”) may be unwilling to allow Panhandle to pass along increased debt service costs to natural gas customers.

Panhandle’s credit rating can be impacted by the credit rating and activities of its parent company, Southern Union. Thus, adverse impacts to Southern Union and its activities, which may include activities unrelated to Panhandle or PEPL Holdings, may have adverse impacts on Panhandle’s credit rating and financing and operating costs that could adversely affect PEPL Holdings’ financial condition, results of operations and cash flow.

The financial soundness of PEPL Holdings’ customers could affect PEPL Holdings’ business and operating results and PEPL Holdings’ credit risk management may not be adequate to protect against customer risk.

As a result of macroeconomic challenges that have impacted the economy of the United States and other parts of the world, PEPL Holdings’ customers may experience cash flow concerns. As a result, if customers’ operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, customers may not be able to pay, or may delay payment of, accounts receivable owed to PEPL Holdings. PEPL Holdings’ credit procedures and policies may not be adequate to fully eliminate customer credit risk. In addition, in certain situations, PEPL Holdings may assume certain additional credit risks for competitive reasons or otherwise. Any inability of PEPL Holdings’ customers to pay for services could adversely affect PEPL Holdings’ financial condition, results of operations and cash flows.

PEPL Holdings is controlled by ETP Holdco Corporation (“ETP Holdco”).

PEPL Holdings is an indirect wholly owned subsidiary of ETP Holdco, which is owned and controlled by ETP. ETP executives serve as the board of managers and as executive officers of PEPL Holdings. Accordingly, ETP Holdco controls and directs all of PEPL Holdings’ business affairs, decides all matters submitted for member approval and may unilaterally effect changes to its management team. In circumstances involving a conflict of interest between ETP Holdco, on the one hand, and PEPL Holdings’ creditors, on the other hand, PEPL Holdings can give no assurance that ETP Holdco would not exercise its power to control PEPL Holdings in a manner that would benefit ETP Holdco to the detriment of PEPL Holdings’ creditors.

Some of PEPL Holdings’ executive officers and directors face potential conflicts of interest in managing PEPL Holdings’ business.

Certain of PEPL Holdings’ executive officers and directors are also officers and/or directors of ETE and/or ETP. These relationships may create conflicts of interest regarding corporate opportunities and other matters. The resolution of any such conflicts may not always be in PEPL Holdings’ best interests. In addition, these overlapping executive officers and directors allocate their time among PEPL Holdings and ETE and/or ETP. These officers and directors face potential conflicts regarding the allocation of their time, which may adversely affect PEPL Holdings’ business, results of operations and financial condition.

PEPL Holdings’ affiliates may compete with PEPL Holdings.

PEPL Holdings’ affiliates and related parties are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with PEPL Holdings.

PEPL Holdings is subject to operating risks.

PEPL Holdings’ operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with natural gas, including adverse weather conditions, explosions, pollution, release of toxic substances, fires and other hazards, each of which could result in damage to or destruction of its facilities or damage to persons and property. If any of these events were to occur, PEPL Holdings could suffer substantial losses. Moreover, as a result, PEPL Holdings has been, and likely will be, a defendant in legal proceedings and litigation arising in the ordinary course of business. While PEPL Holdings maintains insurance against many of these risks to the extent and in amounts that it believes are reasonable, PEPL Holdings’ insurance coverages have significant deductibles and self-insurance levels, limits on maximum recovery, and do not cover all risks. There is also the risk that the coverages will change over time in light of increased premiums or changes in the terms of the insurance coverages that could result in PEPL Holdings’ decision to either terminate certain coverages, increase deductibles and self-insurance levels, or decrease maximum recoveries. In addition, there is a risk that the insurers may default on their coverage obligations. As a result, PEPL Holdings’ results of operations, cash flows or financial condition could be adversely affected if a significant event occurs that is not fully covered by insurance.

Terrorist attacks, such as the attacks that occurred on September 11, 2001, have resulted in increased costs, and the consequences of terrorism may adversely impact PEPL Holdings’ results of operations.

The impact that terrorist attacks, such as the attacks of September 11, 2001, may have on the energy industry in general, and on PEPL Holdings in particular, is not known at this time. Uncertainty surrounding military activity may affect PEPL Holdings’ operations in unpredictable ways, including disruptions of fuel supplies and markets and the possibility that infrastructure facilities, including pipelines, LNG facilities, gathering facilities and processing plants, could be direct targets of, or indirect casualties of, an act of terror or a retaliatory strike. PEPL Holdings may have to incur significant additional costs in the future to safeguard its physical assets.

PEPL Holdings may incur significant costs and liabilities as a result of pipeline integrity management program testing and any related pipeline repair, or preventative or remedial measures, as well as any future legislative and regulatory initiatives related to pipeline safety.

The U.S. Department of Transportation (“DOT”) has adopted regulations requiring pipeline operators to develop integrity management programs for transportation pipelines and certain gathering lines located where a leak or rupture could do the most harm in “high consequence areas.” The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

In addition, states have adopted regulations similar to existing DOT regulations for intrastate gathering and transmission lines.

The DOT is continually proposing new pipeline safety rules and issuing pipeline safety advisories that impact our businesses. Additionally, Congress has been engaged in developing more stringent safety laws.

On January 3, 2012, the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, became effective. The law requires more stringent oversight of pipelines and increased civil penalties for violations of pipeline safety rules. The law requires numerous studies and/or the development of rules over the next two years covering the expansion of integrity management, use of automatic and remote-controlled shut-off valves, leak detection systems, sufficiency of existing regulation of gathering pipelines, use of excess flow valves, verification of maximum allowable operating pressure, incident notification, and other pipeline-safety related rules. The DOT has already sought comments on potential rules that address many areas of the newly adopted legislation. Any regulatory changes could have a material effect on PEPL Holdings’ operations through more stringent and comprehensive safety regulations, increased costs and higher penalties for the violation of those regulations.

The success of the pipeline business depends, in part, on factors beyond PEPL Holdings’ control.

Third parties own most of the natural gas transported and stored through the pipeline systems operated by PEPL Holdings. As a result, the volume of natural gas transported and stored depends on the actions of those third parties and is beyond PEPL Holdings’ control. Further, other factors beyond PEPL Holdings’ and those third parties’ control may unfavorably impact PEPL Holdings’ ability to maintain or increase current transmission and storage rates, to renegotiate existing contracts as they expire or to remarket unsubscribed capacity. High utilization of contracted capacity by firm customers reduces capacity available for interruptible transportation and parking services.

The expansion of PEPL Holdings’ pipeline systems by constructing new facilities subjects PEPL Holdings to construction and other risks that may adversely affect the financial results of the pipeline businesses.

PEPL Holdings may expand the capacity of its existing pipeline, storage and liquefied facilities by constructing additional facilities. Construction of these facilities is subject to various regulatory, development and operational risks, including:

•	PEPL Holdings’ ability to obtain necessary approvals and permits from FERC and other regulatory agencies on a timely basis and on terms that are acceptable to it;

•	the ability to access sufficient capital at reasonable rates to fund expansion projects, especially in periods of prolonged economic decline when PEPL Holdings may be unable to access capital markets;

•	the availability of skilled labor, equipment, and materials to complete expansion projects;

•	adverse weather conditions;

•	potential changes in federal, state and local statutes, regulations, and orders, including environmental requirements that delay or prevent a project from proceeding or increase the anticipated cost of the project;

•	impediments on PEPL Holdings’ ability to acquire rights-of-way or land rights or to commence and complete construction on a timely basis or on terms that are acceptable to it;

•	PEPL Holdings’ ability to construct projects within anticipated costs, including the risk that the PEPL Holdings may incur cost overruns, resulting from inflation or increased costs of equipment, materials, labor, contractor productivity, delays in construction or other factors beyond its control, that PEPL Holdings may not be able to recover from its customers;

•	the lack of future growth in natural gas supply and/or demand; and

•	the lack of transportation, storage and throughput commitments.

Any of these risks could prevent a project from proceeding, delay its completion or increase its anticipated costs. There is also the risk that a downturn in the economy and its potential negative impact on natural gas demand may result in either slower development in PEPL Holdings’ expansion projects or adjustments in the contractual commitments supporting such projects. As a result, new facilities could be delayed or may not achieve PEPL Holdings’ expected investment return, which may adversely affect PEPL Holdings’ business, financial condition, results of operations and cash flows.

The inability to continue to access lands owned by third parties could adversely affect PEPL Holdings’ ability to operate and/or expand its pipeline and gathering and processing businesses.

The ability of PEPL Holdings to operate in certain geographic areas will depend on its success in maintaining existing rights-of-way and obtaining new rights-of-way. Securing additional rights-of-way is also critical to PEPL Holdings’ ability to pursue expansion projects. Even though PEPL Holdings generally has the right of eminent domain, PEPL Holdings cannot assure that it will be able to acquire all of the necessary new rights-of-way or maintain access to existing rights-of-way upon the expiration of the current rights-of-way or that all of the rights-of-way will be obtainable in a timely fashion. PEPL Holdings’ financial position could be adversely affected if the costs of new or extended rights-of-way materially increase or PEPL Holdings is unable to obtain or extend the rights-of-way timely.

Federal, state and local jurisdictions may challenge PEPL Holdings’ tax return positions.

The positions taken by PEPL Holdings and Southern Union in their tax return filings require significant judgment, use of estimates, and the interpretation and application of complex tax laws. Significant judgment is also required in assessing the timing and amounts of deductible and taxable items. Despite management’s belief that PEPL Holdings’ tax return positions are fully supportable, certain positions may be challenged successfully by federal, state and local jurisdictions.

PEPL Holdings is subject to extensive federal, state and local laws and regulations regulating the environmental aspects of its business that may increase its costs of operations, expose it to environmental liabilities and require it to make material unbudgeted expenditures.

PEPL Holdings is subject to extensive federal, state and local laws and regulations regulating the environmental aspects of its business (including air emissions), which are complex, change from time to time and have tended to become increasingly strict. These laws and regulations have necessitated, and in the future may necessitate, increased capital expenditures and operating costs. In addition, certain environmental laws may result in liability without regard to fault concerning contamination at a broad range of properties, including currently or formerly owned, leased or operated properties and properties where PEPL Holdings disposed of, or arranged for the disposal of, waste.

PEPL Holdings is currently monitoring or remediating contamination at several of its facilities and at waste disposal sites pursuant to environmental laws and regulations and indemnification agreements. PEPL Holdings cannot predict with certainty the sites for which it may be responsible, the amount of resulting cleanup obligations that may be imposed on it or the amount and timing of future expenditures related to environmental remediation because of the difficulty of estimating cleanup costs and the uncertainty of payment by other potentially responsible parties.

Costs and obligations also can arise from claims for toxic torts and natural resource damages or from releases of hazardous materials on other properties as a result of ongoing operations or disposal of waste. Compliance with amended, new or more stringently enforced existing environmental requirements, or the future discovery of contamination, may require material unbudgeted expenditures. These costs or expenditures could have a material adverse effect on PEPL Holdings’ business, financial condition, results of operations or cash flows, particularly if such costs or expenditures are not fully recoverable from insurance or through the rates charged to customers or if they exceed any amounts that have been reserved.

An impairment of goodwill and intangible assets could reduce PEPL Holdings’ earnings.

As of September 30, 2013, PEPL Holdings’ consolidated balance sheet reflected $1.79 billion of goodwill. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. Accounting principles generally accepted in the United States require PEPL Holdings to test goodwill for impairment on an annual basis or when events or circumstances occur, indicating that goodwill might be impaired. Long-lived assets such as intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If PEPL Holdings determines that any of its goodwill or intangible assets were impaired, PEPL Holdings would be required to take an immediate charge to earnings with a correlative effect on partners’ capital and balance sheet leverage as measured by debt to total capitalization.

The use of derivative financial instruments could result in material financial losses by PEPL Holdings.

From time to time, PEPL Holdings has sought to reduce its exposure to fluctuations in commodity prices and interest rates by using derivative financial instruments and other risk management mechanisms and by its trading, marketing and/or system optimization activities. To the extent that PEPL Holdings hedges its commodity price and interest rate exposures, PEPL Holdings forgoes the benefits it would otherwise experience if commodity prices or interest rates were to change in its favor.

The accounting standards regarding hedge accounting are very complex, and even when PEPL Holdings engages in hedging transactions that are effective economically (whether to mitigate its exposure to fluctuations in commodity prices, or to balance its exposure to fixed and variable interest rates), these transactions may not be considered effective for accounting purposes. Accordingly, PEPL Holdings’ consolidated financial statements may reflect some volatility due to these hedges, even when there is no underlying economic impact at that point. It is also not always possible for PEPL Holdings to engage in a hedging transaction that completely mitigates its exposure to commodity prices. PEPL Holdings’ consolidated financial statements may reflect a gain or loss arising from an exposure to commodity prices for which PEPL Holdings is unable to enter into a completely effective hedge.

In addition, even though monitored by management, PEPL Holdings’ derivatives activities can result in losses. Such losses could occur under various circumstances, including if a counterparty does not perform its obligations under the derivative arrangement, the hedge is imperfect, commodity prices move unfavorably related to PEPL Holdings’ physical or financial positions or hedging policies and procedures are not followed.

The adoption of the Dodd-Frank Act could have an adverse effect on PEPL Holdings’ ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with its business, resulting in its operations becoming more volatile and its cash flows less predictable.

Congress has adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), a comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as PEPL Holdings, that participate in that market. The legislation was signed into law by President Obama on July 21, 2010 and requires the U.S. Commodity Futures Trading Commission (“CFTC”), the SEC and other regulators to promulgate rules and regulations implementing the new legislation. While certain regulations have been promulgated and are already in effect, the rulemaking and implementation process is still ongoing, and PEPL Holdings cannot yet predict the ultimate effect of the rules and regulations on its business.

The Dodd-Frank Act expanded the types of entities that are required to register with the CFTC and the SEC as a result of their activities in the derivatives markets or otherwise become specifically qualified to enter into derivatives contracts. PEPL Holdings will be required to assess its activities in the derivatives markets, and to monitor such activities on an ongoing basis, to ascertain and to identify any potential change in its regulatory status.

Reporting and recordkeeping requirements also could significantly increase operating costs and expose PEPL Holdings to penalties for non-compliance. Certain CFTC recordkeeping requirements became effective on October 14, 2010, and additional recordkeeping requirements were phased in through April 2013. Beginning on December 31, 2012, certain CFTC reporting rules became effective, and additional reporting requirements will be phased in through October 2013. These additional recordkeeping and reporting requirements may require additional compliance resources. Added public transparency as a result of the reporting rules may also have a negative effect on market liquidity which could also negatively impact commodity prices and PEPL Holdings’ ability to hedge.

The CFTC has also issued regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. The CFTC’s position limits rules were to become effective on October 12, 2012, but a United States District Court vacated and remanded the position limits rules to the CFTC. The CFTC has appealed that ruling and may propose a new position limits rule in the near future. It is uncertain at this time whether, when, and to what extent the CFTC’s position limits rules will become effective.

The new regulations may also require PEPL Holdings to comply with certain margin requirements for its over-the-counter derivative contracts with certain CFTC- or SEC-registered entities that could require it to enter into credit support documentation and/or post significant amounts of cash collateral, which could adversely affect its liquidity and ability to use derivatives to hedge its commercial price risk; however, the proposed margin rules are not yet final and therefore the application of those provisions to PEPL Holdings is uncertain at this time. The financial reform legislation may also require the counterparties to PEPL Holdings’ derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty.

The new legislation also requires that certain derivative instruments be centrally cleared and executed through an exchange or other approved trading platform. Mandatory exchange trading and clearing requirements could result in increased costs in the form of additional margin requirements imposed by clearing organizations. On December 13, 2012, the CFTC published final rules regarding mandatory clearing of certain interest rate swaps and certain index credit default swaps and setting compliance dates for different categories of market participants, the earliest of which was March 11, 2013. The CFTC has not yet proposed any rules requiring the clearing of any other classes of swaps, including physical commodity swaps. Although there may be an exception to the mandatory exchange trading and clearing requirement that applies to PEPL Holdings’ trading activities, PEPL Holdings must obtain approval from its board of directors and make certain filings in order to rely on this exception. In addition, mandatory clearing requirements applicable to other market participants, such as swap dealers, may change the cost and availability of the swaps that PEPL Holdings uses for hedging.

Rules promulgated under the Dodd-Frank Act further defined forwards as well as instances where forwards may become swaps. Because the CFTC rules, interpretations, no-action letters, and case law are still developing, it is possible that some arrangements that previously qualified as forwards or energy service contracts may fall in the regulatory category of swaps or options. In addition, the CFTC’s rules applicable to trade options may further impose burdens on PEPL Holdings’ ability to conduct its traditional hedging operations and could become subject to CFTC investigations in the future.

The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through restrictions on the types of collateral PEPL Holdings is required to post), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks PEPL Holdings encounters, reduce PEPL Holdings’ ability to monetize or restructure existing derivative contracts, and increase PEPL Holdings’ exposure to less creditworthy counterparties. If PEPL Holdings reduces its use of derivatives as a result of the legislation and regulations, its results of operations may become more volatile and its cash flows may be less predictable. Finally, if PEPL Holdings fails to comply with applicable laws, rules or regulations, it may be subject to fines, cease-and-desist orders, civil and criminal penalties or other sanctions.

PEPL Holdings’ business could be affected adversely by union disputes and strikes or work stoppages by its unionized employees.

As of September 30, 2013, approximately 213 of Panhandle’s 1,131 employees were represented by collective bargaining units under collective bargaining agreements. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on PEPL Holdings’ business, financial position, results of operations or cash flows.

PEPL Holdings is subject to risks associated with climate change.

It has been advanced that emissions of “greenhouse gases” (GHGs) are linked to climate change. Climate change and the costs that may be associated with its impact and the regulation of GHGs have the potential to affect PEPL Holdings’ business in many ways, including negatively impacting (i) the costs it incurs in providing its products and services, including costs to operate and maintain its facilities, install new emission controls on its facilities, acquire allowances to authorize its GHG emissions, pay any taxes related to GHG emissions, administer and manage a GHG emissions program, pay higher insurance premiums or accept greater risk of loss in areas affected by adverse weather and coastal regions in the event of rising sea levels, (ii) the demand for and consumption of its products and services (due to change in both costs and weather patterns), and (iii) the economic health of the regions in which it operates, all of which could have a material adverse effect on PEPL Holdings’ business, financial condition, results of operations and cash flows.

Federal regulatory initiatives relating to hydraulic fracturing could result in increased capital expenditures and operating costs, which may be significant.

Certain of our customers’ natural gas is developed from formations requiring hydraulic fracturing as part of the completion process. Fracturing is a process where water, sand, and chemicals are injected under pressure into subsurface formations to stimulate production. On April 17, 2012, the United States Environmental Protection Agency (the “EPA”) issued final rules that would establish new air emission controls for natural gas production and processing operations. Specifically, the EPA’s proposed rule package includes New Source Performance Standards (“NSPS”) to address emissions of sulfur dioxide and volatile organic compounds (“VOCs”), and a separate set of emission standards to address hazardous air pollutants frequently associated with natural gas production and processing activities. The final rule will require the reduction of VOC emissions from natural gas production facilities by mandating the use of “green completions” for hydraulic fracturing by January 2015, which requires the operator to recover rather than vent the gas and NGLs that come to the surface during completion of the fracturing process. The rules also establish specific requirements regarding emissions from compressors, dehydrators, storage tanks and other production equipment. In addition, the rules establish new leak detection requirements for natural gas processing plants. However, in October 2012, several challenges to the EPA’s rules were filed. In a January 16, 2013 unopposed motion to hold this litigation in abeyance, the EPA indicated that it may reconsider some aspects of the rules. Depending on the outcome of such proceedings, the rules may be modified or rescinded or the EPA may issue new rules. Additionally, on December 11, 2012, seven states submitted a notice of intent to sue the EPA to compel the agency to make a determination as to whether standards or performance limiting methane emissions from oil and gas sources is appropriate and if so, to promulgate performance standards for methane emissions from existing oil and gas sources. These rules will require PEPL Holdings to modify certain of its operations, including the possible installation of new equipment. Compliance with such rules will be required within three years of their effective date, and it could result in significant costs, including increased capital expenditures and operating costs, which may adversely impact PEPL Holdings’ business.

In addition, the U.S. Department of the Interior published a revised proposed rule on May 24, 2013 that would implement updated requirements for hydraulic fracturing activities on federal lands, including new requirements relating to public disclosure, well bore integrity and handling of flowback water. The opportunity for the public to comment on the revised proposed rule lapsed on August 23, 2013; therefore, the Department of Interior finalization of the revised proposed rule is not expected for some time.

Climate change legislation or regulations restricting emissions of GHGs could result in increased operating costs and reduced demand for the natural gas that we transport, store or otherwise handle.

In December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has recently adopted rules regulating GHG emissions under the Clean Air Act, one of which requires a reduction in emissions of GHGs from motor vehicles and another which regulates emissions of GHGs from certain large stationary sources, effective January 2, 2011. In November 2011, the EPA also adopted rules requiring companies with facilities that emit over 25,000 metric tons or more of carbon dioxide to report their GHG emissions to the EPA by September 30, 2012, a requirement with which PEPL Holdings timely complied.

In addition, the United States Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase may be reduced over time in an effort to achieve the overall GHG emission reduction goal.

The adoption of legislation or regulatory programs to reduce emissions of GHGs could require PEPL Holdings to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, natural gas, NGLs, crude oil and refined products. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on PEPL Holdings’ business, financial condition and results of operations.

Some have suggested that one consequence of climate change could be increased severity of extreme weather, such as increased hurricanes and floods. If such effects were to occur, PEPL Holdings’ operations could be adversely affected in various ways, including damages to its facilities from powerful winds or rising waters, or increased costs for insurance. Another possible consequence of climate change is increased volatility in seasonal temperatures. The market for PEPL Holdings fuels is generally improved by periods of colder weather and impaired by periods of warmer weather, so any changes in climate could affect the market for the fuels that PEPL Holdings produces. Despite the use of the term “global warming” as a shorthand for climate change, some studies indicate that climate change could cause some areas to experience temperatures substantially colder than their historical averages. As a result, it is difficult to predict how the market for PEPL Holdings’ fuels could be affected by increased temperature volatility, although if there is an overall trend of warmer temperatures, it would be expected to have an adverse effect on PEPL Holdings’ business.

PEPL Holdings is subject to risks resulting from the moratorium in 2010 on and the resulting increased costs of offshore deepwater drilling.

The United States Department of Interior (the “DOI”) implemented a six-month moratorium on offshore drilling in water deeper than 500 feet in response to the blowout and explosion on April 20, 2010 at the British Petroleum Plc deepwater well in the Gulf of Mexico. The offshore drilling moratorium was implemented to permit the DOI to review the safety protocols and procedures used by offshore drilling companies, which review will enable the DOI to recommend enhanced safety and training needs for offshore drilling companies. The moratorium was lifted in October 2010. Additionally, the United States Bureau of Ocean Energy Management (formerly the United States Mineral Management Service) has been fundamentally restructured by the DOI with the intent of providing enhanced oversight of onshore and offshore drilling operations for regulatory compliance enforcement, energy development and revenue collection. Certain enhanced regulatory mandates have been enacted with additional regulatory mandates expected. The new regulatory requirements will increase the cost of offshore drilling and production operations. The increased regulations and cost of drilling operations could result in decreased drilling activity in the areas serviced by PEPL Holdings. Furthermore, the imposed moratorium did result in some offshore drilling companies relocating their offshore drilling operations for currently indeterminable periods of time to regions outside of the United States. Business decisions to not drill in the areas serviced by PEPL Holdings resulting from the increased regulations and costs could result in a reduction in the future development and production of natural gas reserves in the vicinity of PEPL Holdings’ facilities, which could adversely affect PEPL Holdings’ business, financial condition, results of operations and cash flows.

The costs of providing postretirement health care benefits and related funding requirements are subject to changes in other postretirement fund values and fluctuating actuarial assumptions and may have a material adverse effect on PEPL Holdings’ financial results. In addition, the passage of the Patient Protection and Affordable Care Act in 2010 could significantly increase the cost of providing health care benefits for PEPL Holdings’ employees.

PEPL Holdings provides postretirement healthcare benefits to certain of its employees. The costs of providing postretirement health care benefits and related funding requirements are subject to changes in postretirement fund values and fluctuating actuarial assumptions that may have a material adverse effect on PEPL Holdings’ future financial results. In addition, the passage of the Patient Protection and Affordable Care Act of 2010 could significantly increase the cost of health care benefits for its employees. While certain of the costs incurred in providing such postretirement healthcare benefits are recovered through the rates charged by PEPL Holdings’ regulated businesses, PEPL Holdings may not recover all of its costs and those rates are generally not immediately responsive to current market conditions or funding requirements. Additionally, if the current cost recovery mechanisms are changed or eliminated, the impact of these benefits on operating results could significantly increase.

PEPL Holdings is subject to risks related to cybersecurity.

PEPL Holdings is subject to cybersecurity risks and may incur increasing costs in connection with its efforts to enhance and ensure security and in response to actual or attempted cybersecurity attacks.

Substantial aspects of PEPL Holdings’ business depend on the secure operation of its computer systems and websites. Security breaches could expose PEPL Holdings to a risk of loss, misuse or interruption of sensitive and critical information and functions, including its own proprietary information and that of its customers, suppliers and employees and functions that affect the operation of the business. Such losses could result in operational impacts, reputational harm, competitive disadvantage, litigation, regulatory enforcement actions, and liability. While PEPL Holdings devotes substantial resources to maintaining adequate levels of cybersecurity, there can be no assurance that it will be able to prevent all of the rapidly evolving types of cyber attacks. Actual or anticipated attacks and risks may cause PEPL Holdings to incur increasing costs for technology, personnel and services to enhance security or to respond to occurrences.

If PEPL Holdings’ security measures are circumvented, proprietary information may be misappropriated, its operations may be disrupted, and its computers or those of its customers or other third parties may be damaged. Compromises of PEPL Holdings’ security may result in an interruption of operations, violation of applicable privacy and other laws, significant legal and financial exposure, damage to its reputation, and a loss of confidence in its security measures.

PEPL Holdings’ business is highly regulated.

PEPL Holdings’ transportation and storage business is subject to regulation by federal, state and local regulatory authorities. FERC, the DOT and various state and local regulatory agencies regulate the interstate pipeline business. In particular, FERC has authority to regulate rates charged by PEPL Holdings for the transportation and storage of natural gas in interstate commerce. FERC also has authority over the construction, acquisition, operation and disposition of these pipeline and storage assets. In addition, the U.S. Coast Guard has oversight over certain issues including the importation of LNG.

PEPL Holdings’ rates and operations are subject to extensive regulation by federal regulators as well as the actions of Congress and state legislatures and, in some respects, state regulators. PEPL Holdings cannot predict or control what effect future actions of regulatory agencies may have on its business or its access to the capital markets. Furthermore, the nature and degree of regulation of natural gas companies has changed significantly during the past several decades and there is no assurance that further substantial changes will not occur or that existing policies and rules will not be applied in a new or different manner. Should new and more stringent regulatory requirements be imposed, PEPL Holdings’ business could be unfavorably impacted and PEPL Holdings could be subject to additional costs that could adversely affect its financial condition or results of operations if these costs are not ultimately recovered through rates.

PEPL Holdings’ transportation and storage business is also influenced by fluctuations in costs, including operating costs such as insurance, postretirement and other benefit costs, wages, outside contractor services costs, asset retirement obligations for certain assets and other operating costs. The profitability of regulated operations depends on the business’ ability to collect such increased costs as a part of the rates charged to its customers. To the extent that such operating costs increase in an amount greater than that for which revenue is received, or for which rate recovery is allowed, this differential could impact operating results. The lag between an increase in costs and the ability of PEPL Holdings to file to obtain rate relief from FERC to recover those increased costs can have a direct negative impact on operating results. As with any request for an increase in rates in a regulatory filing, once granted, the rate increase may not be adequate. In addition, FERC may prevent the business from passing along certain costs in the form of higher rates. Competition may prevent the recovery of increased costs even if allowed in rates.

FERC may also exercise its authority to initiate proceedings to review rates that it believes may not be just and reasonable. FERC has recently exercised this authority with respect to several other pipeline companies, as it had in 2007 with respect to Southwest Gas. If FERC were to initiate a proceeding against PEPL Holdings and find that its rates at that time were not just and reasonable due to a lower rate base, reduced or disallowed operating costs, or other factors, the applicable maximum rates PEPL Holdings is allowed to charge customers could be reduced and the reduction could potentially have a material adverse effect on PEPL Holdings’ business, financial condition, results of operations or cash flows. In 2010, in response to an intervention and protest filed by BG LNG Services (BGLS) regarding its rates with Trunkline LNG applicable to certain LNG expansions, FERC determined that there was no reason at that time to expend FERC’s resources on a new rate review proceeding with respect to Trunkline LNG even though cost and revenue studies provided by PEPL Holdings to FERC indicated Trunkline LNG’s revenues were in excess of its associated cost of service. However, since the current fixed rates expire at the end of 2015 and revert to tariff rate for these LNG expansions as well as the base LNG facilities for which rates were set in 2002, a rate review proceeding could be initiated at that time and result in significant revenue reductions if the cost of service remains lower than revenues. For additional related information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory—Trunkline LNG Cost and Revenue Study.”

A rate reduction is also a possible outcome with any Section 4 rate case proceeding for the regulated entities of PEPL Holdings, including any rate case proceeding required to be filed as a result of a prior rate case settlement. A regulated entity’s rate base, upon which a rate of return is allowed in the derivation of maximum rates, is primarily determined by a combination of accumulated capital investments, accumulated regulatory basis depreciation, and accumulated deferred income taxes. Such rate base can decline due to capital investments being less than depreciation over a period of time, or due to accelerated tax depreciation in excess of regulatory basis depreciation.

The pipeline business of PEPL Holdings is subject to competition.

The interstate pipeline and storage business of PEPL Holdings competes with those of other interstate and intrastate pipeline companies in the transportation and storage of natural gas. The principal elements of competition among pipelines are rates, terms of service and the flexibility and reliability of service. Natural gas competes with other forms of energy available to PEPL Holdings’ customers and end-users, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy, the level of business activity, conservation, legislation and governmental regulations, the capability to convert to alternate fuels and other factors, including weather and natural gas storage levels, affect the demand for natural gas in the areas served by PEPL Holdings.

Substantial risks are involved in operating a natural gas pipeline system.

Numerous operational risks are associated with the operation of a complex pipeline system. These include adverse weather conditions, accidents, the breakdown or failure of equipment or processes, the performance of pipeline facilities below expected levels of capacity and efficiency, the collision of equipment with pipeline facilities (such as may occur if a third party were to perform excavation or construction work near the facilities) and other catastrophic events beyond PEPL Holdings’ control. In particular, PEPL Holdings’ pipeline system, especially those portions that are located offshore, may be subject to adverse weather conditions, including hurricanes, earthquakes, tornadoes, extreme temperatures and other natural phenomena, making it more difficult for PEPL Holdings to realize the historic rates of return associated with these assets and operations. A casualty occurrence might result in injury or loss of life, extensive property damage or environmental damage. Insurance proceeds may not be adequate to cover all liabilities or expenses incurred or revenues lost.

Fluctuations in energy commodity prices could adversely affect the business of PEPL Holdings.

If natural gas prices in the supply basins connected to the pipeline systems of PEPL Holdings are higher than prices in other natural gas producing regions able to serve PEPL Holdings’ customers, the volume of natural gas transported by PEPL Holdings may be negatively impacted. Natural gas prices can also affect customer demand for the various services provided by PEPL Holdings.

The pipeline business of PEPL Holdings is dependent on a small number of customers for a significant percentage of its sales.

PEPL Holdings’ top two customers accounted for 43% of its 2012 revenue. The loss of any one or more of these customers could have a material adverse effect on PEPL Holdings’ business, financial condition, results of operations or cash flows.

The success of PEPL Holdings depends on the continued development of additional natural gas reserves in the vicinity of its facilities and its ability to access additional reserves to offset the natural decline from existing sources connected to its system.

The amount of revenue generated by PEPL Holdings ultimately depends upon its access to reserves of available natural gas. As the reserves available through the supply basins connected to PEPL Holdings’ system naturally decline, a decrease in development or production activity could cause a decrease in the volume of natural gas available for transmission. If production from these natural gas reserves is substantially reduced and not replaced with other sources of natural gas, such as new wells or interconnections with other pipelines, and certain of PEPL Holdings’ assets are consequently not utilized, PEPL Holdings may have to accelerate the recognition and settlement of asset retirement obligations. Investments by third parties in the development of new natural gas reserves or other sources of natural gas in proximity to PEPL Holdings’ facilities depend on many factors beyond PEPL Holdings’ control. Revenue reductions or the acceleration of asset retirement obligations resulting from the decline of natural gas reserves and the lack of new sources of natural gas may have a material adverse effect on PEPL Holdings’ business, financial condition, results of operations and cash flows.

The pipeline revenues of PEPL Holdings are generated under contracts that must be renegotiated periodically.

The pipeline revenues of PEPL Holdings are generated under natural gas transportation contracts that expire periodically and must be replaced. Although PEPL Holdings will actively pursue the renegotiation, extension and/or replacement of all of its contracts, it cannot assure that it will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. If PEPL Holdings is unable to renew, extend or replace these contracts, or if PEPL Holdings renews them on less favorable terms, it may suffer a material reduction in revenues and earnings.

Risks Related to the Merger

We and PVR may be unable to obtain the regulatory clearances required to complete the Merger or, in order to do so, we and PVR may be required to comply with material restrictions or satisfy material conditions.

The Merger is subject to review by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) under the HSR Act, and potentially by state regulatory authorities. The closing of the Merger is subject to the condition that there is no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the Merger contemplated by the Merger Agreement. We and PVR can provide no assurance that all required regulatory clearances will be obtained. If a governmental authority asserts objections to the Merger, we may be required to divest some assets in order to obtain antitrust clearance. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain antitrust or other regulatory approval. In addition, the Merger Agreement provides that we are not required to commit to dispositions of assets in order to obtain regulatory clearance unless such dispositions do not exceed specified thresholds that are, individually and in the aggregate, immaterial to PVR, us or the expected benefits of the Merger. If we must take such actions, it could be detrimental to us or to the combined organization following the consummation of the Merger. Furthermore, these actions could have the effect of delaying or preventing completion of the proposed Merger or imposing additional costs on or limiting the revenues or cash available for distribution of the combined organization following the consummation of the Merger.

Even if the parties receive early termination of the statutory waiting period under the HSR Act or the waiting period expires, the Antitrust Division or the FTC could take action under the antitrust laws to prevent or rescind the Merger, require the divestiture of assets or seek other remedies. Additionally, state attorneys general could seek to block or challenge the Merger as they deem necessary or desirable in the public interest at any time, including after completion of the transaction. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin the Merger, before or after it is completed. We may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

PVR may have difficulty attracting, motivating and retaining executives and other employees in light of the Merger.

Uncertainty about the effect of the Merger on PVR employees may have an adverse effect on the combined organization. This uncertainty may impair PVR’s ability to attract, retain and motivate personnel until the Merger is completed. Employee retention may be particularly challenging during the pendency of the Merger, as employees may feel uncertain about their future roles with the combined organization. In addition, PVR may have to provide additional compensation in order to retain employees. If employees of PVR depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of the combined organization, the combined organization’s ability to realize the anticipated benefits of the Merger could be reduced.

We and PVR are subject to business uncertainties and contractual restrictions while the proposed Merger is pending, which could adversely affect each party’s business and operations.

In connection with the pending Merger, it is possible that some customers, suppliers and other persons with whom we or PVR have business relationships may delay or defer certain business decisions or, might decide to seek to terminate, change or renegotiate their relationship with us or PVR as a result of the Merger, which could negatively affect our and PVR’s respective revenues, earnings and cash available for distribution, as well as the market price of our common units and the PVR common units, regardless of whether the Merger is completed.

Under the terms of the Merger Agreement, we and PVR are subject to certain restrictions on the conduct of our businesses prior to completing the Merger, which may adversely affect our and PVR’s ability to execute certain of our respective business strategies. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the Merger. Furthermore, the process of planning to integrate two businesses and organizations for the post-Merger period can divert management attention and resources and could ultimately have an adverse effect on each party.

We and PVR will incur substantial transaction-related costs in connection with the Merger.

We and PVR expect to incur a number of non-recurring transaction-related costs associated with completing the Merger, combining the operations of the two organizations and achieving desired synergies. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of our and PVR’s businesses. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction-related costs over time. Thus, any net benefit may not be achieved in the near term, the long term or at all.

Failure to successfully combine our and PVR’s businesses in the expected time frame may adversely affect the future results of the combined organization, and, consequently, the value of our common units.

The success of the proposed Merger will depend, in part, on our ability to realize the anticipated benefits and synergies from combining our and PVR’s businesses. To realize these anticipated benefits, the businesses must be successfully combined. If the combined organization is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the Merger may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the Merger. These integration difficulties could result in a decline in the market value of our common units.

The Merger is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. Failure to complete the Merger, or significant delays in completing the Merger, could negatively affect the trading price of our common units and the future business and financial results of us and PVR.

The completion of the Merger is subject to a number of conditions. The completion of the Merger is not assured and is subject to risks, including the risk that approval of the Merger by the PVR unitholders or by governmental agencies is not obtained or that other closing conditions are not satisfied. If the Merger is not completed, or if there are significant delays in completing the Merger, the trading price of our common units and the respective future business and financial results of us and PVR could be negatively affected, and each of them will be subject to several risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

•	negative reactions from the financial markets, including a decline in the price of our common units due to the fact that current prices may reflect a market assumption that the Merger will be completed;

•	having to pay certain significant costs relating to the Merger; and

•	the attention of our and PVR’s management will have been diverted to the Merger rather than each organization’s own operations and pursuit of other opportunities that could have been beneficial to that organization.

Purported class action complaints have been filed against us, our general partner and PVR, among other defendants, challenging the Merger, and an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the proposed Merger and result in substantial costs.

In connection with the Merger, purported unitholders of PVR have filed putative unitholder class action lawsuits against PVR and the current directors of PVR’s general partner, among other defendants. Among other remedies, the plaintiffs seek to enjoin the transactions contemplated by the Merger Agreement. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay completion of the Merger and result in substantial costs to PVR, including any costs associated with indemnification.

Additional lawsuits may be filed against PVR or its officers or directors in connection with the Merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is consummated may adversely affect the combined partnership’s business, financial condition, results of operations and cash flows.

The number of our outstanding common units will increase as a result of the Merger, which could make it more difficult to pay the current level of quarterly distributions.

As of November 1, 2013, we had approximately 210.7 million common units outstanding. We will issue approximately 141.5 million common units in connection with the Merger. Accordingly, the aggregate dollar amount required to pay the current per unit quarterly distribution on all of our common units will increase, which could increase the likelihood that we will not have sufficient funds to pay the current level of quarterly distributions to all of our unitholders. Using a $0.47 per common unit distribution (the amount we will pay on November 14, 2013 to holders of record as of November 4, 2013), the aggregate cash distribution paid to our unitholders totaled approximately $104.5 million, including a distribution of $4.1 million to Regency GP in respect of its ownership of the our incentive distribution rights. Our combined pro forma distribution with respect to the third fiscal quarter of 2013, had the Merger been completed prior to such distribution, would have resulted in $0.47 per unit being distributed on approximately 352 million of our common units, or a total of approximately $171.9 million including distributions in respect of our incentive distribution rights. As a result, we would be required to distribute an additional $67.4 million per quarter in order to maintain the distribution level of $0.47 per common unit payable with respect to the third fiscal quarter of 2013.

No ruling has been obtained with respect to the U.S. federal income tax consequences of the Merger.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences of the Merger. Instead, we and PVR are relying on the opinions of our respective counsel as to the U.S. federal income tax consequences of the Merger, and counsel’s conclusions may not be sustained if challenged by the IRS.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the private notes on April 30, 2013, we, Regency Finance, the guarantors and PEPL Holdings entered into a registration rights agreement with the initial purchasers of the private notes, which requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the private notes the opportunity to exchange their private notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act.

The registration rights agreement provides that we must use our commercially reasonable best efforts to consummate the exchange offer not later than 365 days after the original issuance of the private notes. The registration rights agreement further provides that we must file a shelf registration statement for the resale of the notes under certain circumstances and use our commercially reasonable best efforts to cause such registration statement to become effective under the Securities Act and to keep such registration statement effective for a period of one year, or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold.

For each private note surrendered to us pursuant to the exchange offer, the holder of such private note will receive an exchange note having a principal amount equal to that of the surrendered private note. Interest payments on the exchange notes will be made semi-annually in cash, on May 1 and November 1 of each year. The registration rights agreement also provides an agreement to include in the prospectus for the exchange offer certain information necessary to allow a broker-dealer who holds private notes that were acquired for its own account as a result of market-making activities or other trading activities (other than private notes acquired directly from us or one of our affiliates) to exchange such private notes pursuant to the exchange offer and to satisfy the prospectus delivery requirements in connection with resales of exchange notes received by such broker-dealer in the exchange offer. We agreed to use commercially reasonable efforts to maintain the effectiveness of the exchange offer registration statement for these purposes for a period of 180 days after the completion of the exchange offer, which period may be extended under certain circumstances.

The preceding agreement is needed because any broker-dealer who acquires private notes for its own account as a result of market-making activities or other trading activities is required to deliver a prospectus meeting the requirements of the Securities Act. This prospectus covers the offer and sale of the exchange notes pursuant to the exchange offer and the resale of exchange notes received in the exchange offer by any broker-dealer who held private notes acquired for its own account as a result of market-making activities or other trading activities (other than private notes acquired directly from us or one of our affiliates).

Holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of exchange notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their private notes in market-making activities or other trading activities and must deliver a prospectus when they resell the exchange notes they acquire in the exchange offer in order not to be deemed an underwriter.

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued in exchange for private notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in Exxon Capital Holdings Corp., SEC No- Action Letter (April 13, 1988); Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991); Shearman & Sterling, SEC No-Action Letter (July 2, 1993) or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

Each holder of the private notes (other than certain specified holders) who desires to exchange private notes for the exchange notes in the exchange offer will be required to make the representations described below under “—Procedures for Tendering—Your Representations to Us.”

In the event that (i) we determine that the exchange offer registration provided for in the registration rights agreement is not available or the exchange offer may not be completed as soon as practicable after the last exchange date because it would violate any applicable law or applicable interpretations of the SEC, (ii) the exchange offer is not for any other reason completed by the Target Registration Date (as defined below) or (iii) upon receipt of a written request (a “Shelf Request”) from any initial purchaser representing that it holds registrable securities (as defined in the registration rights agreement) that are or were ineligible to be exchanged in the exchange offer, we will use commercially reasonable efforts to cause to be filed as soon as practicable after such determination, date or Shelf Request, as the case may be, a shelf registration statement providing for the sale of all the registrable securities by the holders thereof and to have such shelf registration statement become effective.

If (i) on or prior to the time the exchange offer is completed existing law or SEC interpretations are changed such that the exchange notes would not generally be freely transferable after the exchange offer without further registration under the Securities Act; (ii) the exchange offer registration statement is not declared effective by 180 days after the issue date of the private notes or (iii) the exchange offer has not been completed within 30 business days of the exchange offer registration statement being declared effective, then we will use our commercially reasonable efforts to file and to have become effective a shelf registration statement relating to resales of the exchange notes and to keep that shelf registration statement effective until the date that the exchange notes cease to be “registrable securities” (as defined in the registration rights agreement), including when all exchange notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. We will, in the event of such a shelf registration, provide to each participating holder of exchange notes copies of a prospectus, notify each participating holder of exchange notes when the shelf registration statement has become effective and take certain other actions to permit resales of the exchange notes. A holder of exchange notes that sells exchange notes under the shelf registration statement generally will be required to make certain representations to us (as described in the registration rights agreement), to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder of exchange notes (including certain indemnification obligations). Holders of exchange notes will also be required to suspend their use of the prospectus included in the shelf registration statement under specified circumstances upon receipt of notice from us. Under applicable interpretations of the staff of the SEC, our affiliates will not be permitted to exchange their private notes for registered notes in the exchange offer.

If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before the date that is 365 days after the issue date of the private notes (the “Target Registration

Date”), then we agree to pay each holder of notes liquidated damages in the form of additional interest in an amount equal to 0.25% per annum of the principal amount of notes held by such holder, with respect to the first 90 days after the Target Registration Date (which rate shall be increased by an additional 0.25% per annum for each subsequent 90-day period that such liquidated damages continue to accrue), in each case until the exchange offer is completed or the shelf registration statement is declared effective; provided, however, that at no time shall the amount of liquidated damages accruing exceed in the aggregate 1.0% per annum. Upon the completion of the exchange offer (or, if required, the effectiveness of the shelf registration statement) liquidated damages described in this paragraph will cease to accrue.

If we effect the registered exchange offer, we will be entitled to close the registered exchange offer 20 business days after its commencement as long as we have accepted all private notes validly tendered in accordance with the terms of the exchange offer and no brokers or dealers continue to hold any private notes.

This summary of the material provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is incorporated by reference into this prospectus.

Except as set forth above, after consummation of the exchange offer, holders of private notes which are the subject of the exchange offer have no registration or exchange rights under the registration rights agreement. See “—Consequences of Failure to Exchange.”

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any private notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue exchange notes in principal amount equal to the principal amount of private notes surrendered in the exchange offer. Private notes may be tendered only for exchange notes and only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The exchange offer is not conditioned upon any minimum aggregate principal amount of private notes being tendered for exchange.

As of the date of this prospectus, $600.0 million in aggregate principal amount of private notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of private notes. There will be no fixed record date for determining registered holders of private notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC. Private notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These private notes will continue to be entitled to the rights and benefits such holders have under the indenture relating to the private notes.

We will be deemed to have accepted for exchange properly tendered private notes when we have given oral (promptly followed in writing) or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If you tender private notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of private notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section entitled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any private notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on December 20, 2013, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Delays in Acceptance, Extensions, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any private notes by giving oral (promptly followed in writing) or written notice of such delay to their holders. During any such extensions, any private notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend any exchange offer, we will notify the exchange agent by giving oral (promptly followed in writing) or written notice of such extension. We will notify the registered holders of the private notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion:

•	to delay accepting for exchange any private notes,

•	to extend any exchange offer, or

•	to terminate any exchange offer,

by giving oral (promptly followed in writing) or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed promptly by oral (promptly followed in writing) or written notice thereof to the registered holders of the private notes. If we amend an exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the private notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we may extend the exchange offer. In the event of a material change in an exchange offer, including the waiver by us of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any exchange notes for, any private notes if the exchange offer, or the making of any exchange by a holder of private notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting private notes for exchange in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the private notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the exchange notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any private notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give prompt oral (promptly followed in writing) or written notice of any extension, amendment, non-acceptance or termination to the holders of the private notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any private notes tendered, and will not issue exchange notes in exchange for any such private notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the exchange notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your private notes to the exchange agent as described below. It is your responsibility to properly tender your private notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.

If you have any questions or need help in exchanging your private notes, please call the exchange agent, whose address and phone number are set forth in “Prospectus Summary—The Exchange Offer—Exchange Agent.”

All of the private notes were issued in book-entry form, and all of the private notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the private notes may be tendered using the ATOP instituted by DTC. The exchange agent will establish an account with DTC for purposes of each exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their private notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will be deemed to state that DTC has received instructions from the participant to tender private notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange private notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the private notes.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered private notes and withdrawal of tendered private notes. Our determination will be final and binding. We reserve the absolute right to reject any private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of private notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of private notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of private notes will not be deemed made until such defects or irregularities have been cured or waived. Any private notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

When We Will Issue Exchange Notes

In all cases, we will issue exchange notes for private notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	a book-entry confirmation of such private notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Private Notes Not Accepted or Exchanged

If we do not accept any tendered private notes for exchange or if private notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged private notes will be returned without expense to their tendering holder. Such non-exchanged private notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for private notes, you acquired those Notes as a result of market-making activities or other trading activities and you will deliver a prospectus (or to the extent permitted by law, make available a prospectus) in connection with any resale of such exchange notes.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn private notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any private notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any private notes that have been tendered for exchange but are not exchanged for any reason will be credited to an account maintained with DTC for the private notes. This crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn private notes by following the procedures described under “—Procedures for Tendering” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by facsimile, telephone, electronic mail or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	all registration and filing fees and expenses;

•	all fees and expenses of compliance with federal securities and state “blue sky” or securities laws;

•	accounting fees, legal fees incurred by us, disbursements and printing, messenger and delivery services, and telephone costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of private notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of private notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange your private notes for exchange notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the private notes. In general, you may not offer or sell the private notes unless the offer or sale is either registered under the Securities Act or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the private notes under the Securities Act.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the private notes. This carrying value is the aggregate principal amount of the private notes plus or minus any bond premium or discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered private notes in open market or privately negotiated transactions, through subsequent exchange offer or otherwise. We have no present plans to acquire any private notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered private notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. The exchange offer is intended to satisfy an obligation under the registration rights agreement. We will retire or cancel all of the outstanding private notes tendered in the exchange offer. Accordingly, the issuance of the exchange notes will not result in any increase in our outstanding indebtedness or in the obligations of the guarantors of the notes.

RATIO OF EARNINGS TO FIXED CHARGES OF REGENCY ENERGY PARTNERS LP

The table below sets forth the ratio of earnings to fixed charges for us for each of the periods indicated.

For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before adjustment for equity income from equity method investees plus fixed charges, amortization of capitalized interest and distributed income from investees accounted for under the equity method. “Fixed charges” consist of interest expenses and capitalized interest and an estimated interest component of rent expense.

	Successor					Predecessor
	Nine Months Ended September 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from May 26, 2010 to December 31, 2010	Period from January 1, 2010 to May 25, 2010	Year Ended December 31,
						2009	2008
Ratio of Earnings to Fixed Charges(1)	1.20	1.35	1.63	—	—	2.66	2.29

(1)	Earnings were insufficient to cover fixed charges by $2.0 million and $8.8 million for the period from May 26, 2010 to December 31, 2010 and the period from January 1, 2010 to May 25, 2010, respectively.

RATIO OF EARNINGS TO FIXED CHARGES OF PEPL HOLDINGS, LLC

The table below sets forth the ratio of earnings to fixed charges for PEPL Holdings for each of the periods indicated.

For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on income tax liabilities stemming from uncertain tax positions is excluded from the computation of fixed charges as it is recorded by PEPL Holdings in income tax expense versus interest expense.

	Successor		Predecessor
	Nine Months Ended September 30, 2013	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
				2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	6.6	4.5	3.5	3.3	3.1	2.9	3.1

SELECTED FINANCIAL DATA OF PEPL HOLDINGS, LLC

The following table presents, as of the dates and for the periods indicated, selected financial data of PEPL Holdings, LLC and the predecessor of PEPL Holdings, LLC (“PEPL Holdings Predecessor”).

The selected financial data for the years ended December 31, 2009 and 2008 are derived from the audited financial statements of PEPL Holdings Predecessor and related notes thereto that are not included in this prospectus. The selected financial data for the years ended December 31, 2011 and 2010 are derived from the audited financial statements of PEPL Holdings Predecessor and related notes thereto included elsewhere in this prospectus.

The selected financial data for the period from January 1, 2012 to March 25, 2012 and for the period from March 26, 2012 to December 31, 2012 are derived from the audited financial statements of PEPL Holdings, LLC and related notes thereto included elsewhere in this prospectus. The selected financial data for the nine months ended September 30, 2013 and for the period from March 26, 2012 to September 30, 2012 are derived from the unaudited financial statements of PEPL Holdings, LLC and related notes thereto included elsewhere in this prospectus.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PEPL Holdings, LLC,” as well as the historical audited and unaudited consolidated financial statements of PEPL Holdings, LLC and related notes and the Predecessor’s audited combined financial statements and related notes thereto included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

($ in millions)	Successor			Predecessor
	Nine Months Ended September 30, 2013	Period from March 26, 2012 to September 30, 2012	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
					2011	2010	2009	2008
OPERATING REVENUES:
Transportation and storage of natural gas	$442	$270	$417	$140	$574	$561	$607	$583
LNG terminaling	162	112	166	51	220	199	134	129
Other	7	5	9	3	10	9	8	10

Total operating revenues(1)	611	387	592	194	804	769	749	722

OPERATING EXPENSES:
Operating, maintenance and general	210	184	262	76	314	307	319	308
Depreciation and amortization	123	86	125	30	128	123	114	104

Total operating expenses	333	270	387	106	442	430	433	412

OPERATING INCOME	278	117	205	88	362	339	316	310
OTHER INCOME (EXPENSE):
Interest expense	(39)	(28)	(43)	(25)	(108)	(103)	(84)	(89)
Other, net	1	—	2	2	9	9	10	27

Total other expenses, net	(38)	(28)	(41)	(23)	(99)	(94)	(74)	(62)

INCOME BEFORE INCOME TAX EXPENSE	240	89	164	65	263	245	242	248
Income tax expense	92	42	76	25	95	97	92	97

NET INCOME	$148	$47	$88	$40	$168	$148	150	151

Panhandle natural gas volumes transported(2)(3):
Panhandle	445	277	430	152	564	563	676	702
Trunkline	537	354	533	177	743	664	683	643
Sea Robin	107	47	91	20	113	172	132	126

(1)	Reservation revenues comprised 89% and 88% of total operating revenues for the nine months ended September 30, 2013 and for the period from March 26, 2012 to September 30, 2012, respectively. Reservation revenues comprised 87% of total operating revenues for the period from March 26, 2012 to December 31, 2012. Reservation revenues comprised 88% and 89% of total operating revenues in the 2012 and 2011 predecessor periods, respectively.
(2)	Results are presented in trillions of British thermal units (“TBtu”). Includes transportation deliveries made throughout PEPL Holdings’ pipeline network.
(3)	References to Trunkline are to Trunkline Gas Company, LLC and references to Sea Robin are to Sea Robin Pipeline Company, LLC, each of which are wholly owned subsidiaries of Panhandle.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS FOR PEPL HOLDINGS, LLC

Introduction

PEPL Holdings was formed in 2011 as a wholly owned subsidiary of Southern Union, a wholly owned subsidiary of ETP. PEPL Holdings owns all of the outstanding equity interests in Panhandle, and such equity interests constitute the only assets of PEPL Holdings.

Overview

PEPL Holdings’ business purpose is to provide interstate transportation and storage of natural gas in a safe, efficient and dependable manner. PEPL Holdings, through Panhandle, operates approximately 10,000 miles of interstate pipelines that transport up to 6.4 billion cubic feet per day (“Bcf/d”) of natural gas. Demand for natural gas transmission services on PEPL Holdings’ pipeline system is seasonal, with the highest throughput and a higher portion of annual total operating revenues occurring in the traditional winter heating season, which occurs during the first and fourth calendar quarters.

PEPL Holdings’ business is conducted through both short- and long-term contracts with customers. Short-term and long-term contracts are affected by changes in market conditions and competition with other pipelines, changing supply sources and volatility in natural gas prices and basis differentials. Since the majority of PEPL Holdings’ revenues are related to firm capacity reservation charges, which customers pay whether they utilize their contracted capacity or not, volumes transported do not have as significant an impact on revenues over the short-term. However, longer-term demand for capacity may be affected by changes in the customers’ actual and anticipated utilization of their contracted capacity and other factors.

PEPL Holdings’ regulated transportation and storage businesses can file (or be required to file) for changes in their rates, which are subject to approval by FERC. Although a significant portion of PEPL Holdings’ contracts are discounted or negotiated rate contracts, changes in rates and other tariff provisions resulting from regulatory proceedings have the potential to impact negatively PEPL Holdings’ results of operations and financial condition.

Recent Developments

On April 30, 2013, ETP acquired ETE’s 60% interest in ETP Holdco, the entity formed by ETP and ETE in 2012 to own the equity interests in Southern Union and Sunoco, Inc. (“Sunoco”). As a result of this transaction, ETP currently owns 100% of ETP Holdco. ETP controlled ETP Holdco prior to this transaction; therefore, the transaction did not constitute a change of control.

Results of Operations

On March 26, 2012, ETE completed its merger with Southern Union (the “ETE Merger”). ETE accounted for this transaction using business combination accounting. Panhandle allocated the purchase price paid by ETE to its assets, liabilities and partners’ capital as of the acquisition date based on preliminary estimates. Accordingly, the successor financial statements reflect a new basis of accounting and predecessor and successor period financial results (separated by a heavy black line) are presented, but are not comparable.

The most significant impacts of the new basis of accounting during the successor periods were (i) higher depreciation expense due to the step-up of depreciable assets and assignment of purchase price to certain amortizable intangible assets and (ii) lower interest expense (though not cash payments) for the remaining life of the related long-term debt due to its revaluation and related debt premium amortization. Depreciation and amortization expense recognized in the successor periods subsequent to March 25, 2012 increased by approximately $8 million per quarter as a direct result of the application of the new basis of accounting. Interest expense recognized in the successor periods subsequent to March 25, 2012 decreased by approximately $8 million per quarter as a direct result of the application of the new basis of accounting.

The results of operations for the successor and predecessor periods reflect certain merger-related expenses, which are not expected to have a continuing impact on the results going forward, and those amounts are discussed in the results below.

The following table illustrates the results of operations of PEPL Holdings for the periods presented:

($ in millions)	Successor			Predecessor
	Nine Months Ended September 30, 2013	Period from March 26, 2012 to September 30, 2012	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
					2011	2010
OPERATING REVENUES:
Transportation and storage of natural gas	$442	$270	$417	$140	$574	$561
LNG terminaling	162	112	166	51	220	199
Other	7	5	9	3	10	9

Total operating revenues(1)	611	387	592	194	804	769

OPERATING EXPENSES:
Operating, maintenance and general	210	184	262	76	314	307
Depreciation and amortization	123	86	125	30	128	123

Total operating expenses	333	270	387	106	442	430

OPERATING INCOME	278	117	205	88	362	339
OTHER INCOME (EXPENSE):
Interest expense	(39)	(28)	(43)	(25)	(108)	(103)
Other, net	1	—	2	2	9	9

Total other expenses, net	(38)	(28)	(41)	(23)	(99)	(94)

INCOME BEFORE INCOME TAX EXPENSE	240	89	164	65	263	245
Income tax expense	92	42	76	25	95	97

NET INCOME	$148	$47	$88	$40	$168	$148

Panhandle natural gas volumes transported(2)(3):
Panhandle	445	277	430	152	564	563
Trunkline	537	354	533	177	743	664
Sea Robin	107	47	91	20	113	172

(1)	Reservation revenues comprised 89% and 88% of total operating revenues for the nine months ended September 30, 2013 and for the period from March 26, 2012 to September 30, 2012, respectively. Reservation revenues comprised 87% of total operating revenues for the period from March 26, 2012 to December 31, 2012. Reservation revenues comprised 88% and 89% of total operating revenues in the 2012 and 2011 predecessor periods, respectively.
(2)	Includes transportation deliveries made throughout PEPL Holdings’ pipeline network.
(3)	References to Trunkline are to Trunkline Gas Company, LLC and references to Sea Robin are to Sea Robin Pipeline Company, LLC, each of which are wholly owned subsidiaries of Panhandle.

The following is a discussion of the significant items and variances impacting PEPL Holdings’ net income during the periods presented above:

Operating Revenues. Operating revenues for the nine months ended September 30, 2013 increased primarily due to the recognition of $52 million received in connection with the buyout of a customer’s contract, partially offset by lower capacity sold at overall average lower rates and lower parking revenues.

Operating revenues were lower in the successor and predecessor periods in 2012 compared to the year ended December 31, 2011 primarily due to the impact of a customer contract buyout of $14 million in 2011.

For the year ended December 31, 2011 compared to the year ended December 31, 2010, operating revenues increased due to the customer contract buyout, as well as the net impact of the following:

•	an increase of $21 million in LNG revenues due to an LNG terminal enhancement project placed in service in March 2010; and

•	a $7 million increase in transportation reservation revenues due to higher short-term capacity sold based on operational availability and increased Trunkline supply area capacity sold; offset by

•	lower parking revenues of $7 million due to less favorable market conditions.

Operating Expenses. The period from March 26, 2012 to September 30, 2012 included merger-related expenses of approximately $44 million, offset by a curtailment gain on PEPL Holdings’ other postretirement employee benefit (“OPEB”) plans of $11 million. The remaining decrease in operating expenses for the nine months ended September 30, 2013 compared to the prior periods is attributable to a decrease in employee-related costs related to integration efforts subsequent to ETE’s acquisition of Southern Union. The successor periods also reflected higher depreciation due to the step-up in depreciable assets in connection with the ETE Merger and lower corporate allocations due to merger-related synergies.

The successor period in 2012 included merger-related expenses of approximately $48 million, offset by a curtailment gain on PEPL Holdings’ OPEB plans of $11 million. The year ended December 31, 2011 reflected legal expenses that were lower than the legal expenses recorded during the predecessor and successor periods in 2012. This was due to settlement in 2011 of certain litigation with several contractors related to PEPL Holdings’ East End project. The successor period also reflected higher depreciation compared to the predecessor period, due to the step-up in depreciable assets in connection with the ETE Merger, offset by lower corporate allocations due to merger-related synergies.

For the year ended December 31, 2011 compared to the year ended December 31, 2010, operating expenses increased primarily due to the net impact of the following:

•	an unfavorable variance in repair and maintenance expenses due to the impacts in 2010 of insurance recoveries and other items related to Hurricane Ike;

•	a $3 million increase in fuel tracker costs primarily due to a net under-recovery in 2011 versus an over-recovery in 2010;

•	a $2 million increase in benefit expenses primarily due to higher medical costs;

•	higher compensation expense of $2 million largely due to mark-to-market adjustments for liability stock-based compensation awards (settled in cash); and

•	a $13 million reduction in legal expenses primarily resulting from the 2011 settlement of litigation with certain contractors.

In addition, depreciation and amortization increased from 2010 to 2011 primarily due to the LNG terminal infrastructure enhancement project placed in service in March 2010 and a $93 million increase in property, plant and equipment placed in service after December 31, 2010.

Interest Expense. Interest expense was lower in the successor period in 2012 primarily due to amortization of the long-term debt fair value adjustment recorded in connection with the ETE Merger as well as the termination of interest rate swaps. These items were the primary drivers for the decreases in interest expense for both the nine months ended September 30, 2013 and the period from March 26, 2012 to December 31, 2012.

For the year ended December 31, 2011 compared to the year ended December 31, 2010, interest expense increased due to lower capitalized interest resulting from the LNG terminal infrastructure enhancement construction project placed in service in March 2010, partially offset by lower interest from the repayment of senior notes in April 2010.

Income Taxes. The effective income tax rates of 38% and 38% for the nine months ended September 30, 2013 and the period from January 1, 2012 to March 25, 2012, respectively, were lower than the tax rate of 47% for the period from March 26, 2012 to September 30, 2012 as a result of non-deductible executive compensation expenses included in the merger-related expenses for 2012.

Income taxes increased relative to income before income tax expense during the successor period in 2012 primarily due to the impact of non-deductible merger-related expenses. For 2011 compared to 2010, income taxes decreased relative to income before income tax expense primarily due to the impact of $5 million of state investment tax credits recorded in 2011 and $3 million of higher income tax expense in 2010 resulting from the elimination of the Medicare Part D tax subsidy in the Patient Protection and Affordable Care Act legislation signed into law in March 2010.

Supplemental Pro Forma Financial Information

The following unaudited pro forma consolidated financial information of PEPL Holdings has been prepared in accordance with Article 11 of Regulation S-X and reflects the pro forma impacts of the ETE Merger (i) for the nine months ended September 30, 2012, giving effect to the ETE Merger as if it had occurred on January 1, 2012 and (ii) for the years ended December 31, 2012 and 2011, giving effect to the ETE Merger as if it had occurred on January 1, 2011. This unaudited pro forma financial information is provided to supplement the discussion and analysis of the historical financial information and should be read in conjunction with such historical financial information. This unaudited pro forma information is for illustrative purposes only and is not necessarily indicative of the financial results that would have occurred if the ETE Merger had been consummated on January 1, 2012 or January 1, 2011, as applicable.

Period Ended September 30, 2012

($ in millions)	Successor	Predecessor
	Period from March 26, 2012 to September 30, 2012	Period from January 1, 2012 to March 25, 2012	Pro Forma Adjustments		Pro Forma Nine Months Ended September 30, 2012
OPERATING REVENUES	$387	$194	$—		$581
OPERATING EXPENSES:
Operating, maintenance and general	184	76	(30	)(a)	230
Depreciation and amortization	86	30	8	(b)	124

Total operating expenses	270	106	(22)		354

OPERATING INCOME	117	88	22		227
OTHER INCOME (EXPENSE):
Interest expense	(28)	(25)	8	(c)	(45)
Interest income – affiliates	1	2	—		3
Other, net	(1)	—	—		(1)

Total other expenses, net	(28)	(23)	8		(43)

INCOME BEFORE INCOME TAX EXPENSE	89	65	30		184
Income tax expense	42	25	3	(d)	70

NET INCOME	$47	$40	$27		$114

(a)	To eliminate the merger-related costs incurred by PEPL Holdings in connection with the ETE Merger, including change in control and severance costs. These costs are eliminated from PEPL Holdings’ pro forma income statement because such costs would not have a continuing impact on PEPL Holdings’ results of operations.
(b)	To record incremental depreciation on the excess purchase price allocated to property, plant and equipment based on a weighted average useful life of 24 years.
(c)	To adjust amortization included in interest expense to (i) reverse historical amortization of financing costs and fair value adjustments related to debt and (ii) record pro forma amortization related to the pro forma adjustment of the PEPL Holdings’ debt to fair value.
(d)	To reflect income tax impacts from the pro forma adjustments to pre-tax income, including the elimination of the dividend received deduction recorded in the historical income tax provision for the predecessor periods in connection with PEPL Holdings’ investment in Citrus.

Period Ended December 31, 2012 and Year Ended December 31, 2011

($ in millions)	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Pro Forma Adjustments		Pro Forma Year Ended December 31, 2012
OPERATING REVENUES	$592	$194	$—		$786
OPERATING EXPENSES:
Operating, maintenance and general	262	76	(37	)(a)	301
Depreciation and amortization	125	30	8	(b)	163
Total operating expenses	387	106	(29)		464

OPERATING INCOME	205	88	29		322
OTHER INCOME (EXPENSE):
Interest expense	(43)	(25)	8	(c)	(60)
Other, net	2	2	—		4

Total other expenses, net	(41)	(23)	8		(56)

INCOME BEFORE INCOME TAX EXPENSE	164	65	37		266
Income tax expense	76	25	6	(d)	107

NET INCOME	88	40	31		159

(a)	To eliminate the merger-related costs incurred by PEPL Holdings in connection with the ETE Merger, including change in control and severance costs. These costs are eliminated from PEPL Holding’s pro forma income statement because such costs would not have a continuing impact on PEPL Holdings’ results of operations.
(b)	To record incremental depreciation on the excess purchase price allocated to property, plant and equipment based on a weighted average useful life of 24 years.
(c)	To adjust amortization included in interest expense to (i) reverse historical amortization of financing costs and fair value adjustments related to debt and (ii) record pro forma amortization related to the pro forma adjustment of the Company’s debt to fair value.
(d)	To reflect income tax impacts from the pro forma adjustments to pre-tax income, including the elimination of the dividend received deduction recorded in the historical income tax provision for the predecessor periods in connection with the Company’s investment in Citrus.

($ in millions)	Predecessor
	Year Ended December 31, 2011	Pro Forma Adjustments		Pro forma Year Ended December 31, 2011
OPERATING REVENUES	$804	$—		$804
OPERATING EXPENSES:
Operating, maintenance and general	314	(2	)(a)	312
Depreciation and amortization	128	36	(b)	164
Total operating expenses	442	34		476

OPERATING INCOME	362	(34)		328

OTHER INCOME (EXPENSE):
Interest expense	(108)	32	(c)	(76)
Other, net	9	—		9

Total other expenses, net	(99)	32		(67)

INCOME BEFORE INCOME TAX EXPENSE	263	(2)		261
Income tax expense	95	(1	)(d)	94

NET INCOME	$168	$(1)		$167

(a)	To eliminate the merger-related costs incurred by PEPL Holdings in connection with the ETE Merger, including change in control and severance costs. These costs are eliminated from PEPL Holding’s pro forma income statement because such costs would not have a continuing impact on PEPL Holdings’ results of operations.
(b)	To record incremental depreciation on the excess purchase price allocated to property, plant and equipment based on a weighted average useful life of 24 years.
(c)	To adjust amortization included in interest expense to (i) reverse historical amortization of financing costs and fair value adjustments related to debt and (ii) record pro forma amortization related to the pro forma adjustment of the Company’s debt to fair value.
(d)	To reflect income tax impacts from the pro forma adjustments to pre-tax income, including the elimination of the dividend received deduction recorded in the historical income tax provision for the predecessor periods in connection with the Company’s investment in Citrus.

Analysis of Supplemental Pro Forma Financial Information

Following is a discussion of the significant items impacting the pro forma results for the year ended December 31, 2012 compared to pro forma results for the year ended December 31, 2011.

•	Pro forma operating revenues were lower in 2012 compared to 2011 primarily due to the impact of customer contract buyouts of $14 million in 2011.

•	Pro forma operating, maintenance and general-affiliate were lower in 2012 compared to 2011 primarily due to decreased corporate allocations.

•	Pro forma interest expense was lower in 2012 compared to 2011 primarily due to lower pro forma interest expense resulting from the retirement of a $465 million term loan.

Other Matters

Regulation. See Note 8 to the PEPL Holdings’ consolidated financial statements for the nine months ended September 30, 2013 included in this prospectus.

Environmental Matters. PEPL Holdings is subject to federal, state and local laws and regulations relating to the protection of the environment. These evolving laws and regulations may require expenditures over a long period of time to control environmental impacts. PEPL Holdings has established procedures for the ongoing evaluation of its operations to identify potential environmental exposures. These procedures are designed to achieve compliance with such laws and regulations. For additional information concerning the impact of environmental regulation on PEPL Holdings, see Note 8 to PEPL Holdings’ consolidated financial statements for the nine months ended September 30, 2013 included in this prospectus.

Contractual Obligations. The following table summarizes PEPL Holdings’ expected contractual obligations by payment due date as of September 30, 2013:

	Contractual Obligations
($ in millions)	Total	2013	2014	2015	2016	2017	2018 and thereafter
Operating leases(1)	$53	$9	$9	$9	$9	$9	$8
Total long-term debt(2)(3)	916	—	—	—	—	300	616
Interest payments on debt(4)	369	29	63	63	63	63	88
Firm capacity payments(5)	130	8	33	26	22	21	20
OPEB funding(6)	42	2	8	8	8	8	8

Total(7)	$1,510	$48	$113	$106	$102	$401	$740

(1)	Lease of various assets utilized for operations.
(2)	Panhandle is party to debt agreements containing certain covenants that, if not satisfied, would give rise to an event of default that would cause such debt to become immediately due and payable. Such covenants require Panhandle to maintain a fixed charge coverage ratio, a leverage ratio and to meet certain ratios of earnings before depreciation, interest and taxes to cash interest expense. At September 30, 2013, Panhandle was in compliance with all of its covenants.
(3)	The long-term debt cash obligations exclude $112 million of unamortized fair value adjustments as of September 30, 2013.
(4)	Interest payments on debt are based upon the applicable stated or variable interest rates as of September 30, 2013.
(5)	Charges for third party storage capacity.
(6)	PEPL Holdings is committed to the funding levels of $8 million per year until modified by future rate proceedings, the timing of which is uncertain.
(7)	Excludes non-current deferred tax liability of $892 million due to uncertainty of the timing of future cash flows for such liabilities.

Contingencies

See Note 8 to PEPL Holdings’ consolidated financial statements for the nine months ended September 30, 2013 included in this prospectus.

Inflation

PEPL Holdings believes that inflation has caused, and may continue to cause, increases in certain operating expenses, and will continue to require higher capital replacement and construction costs. PEPL Holdings continually reviews the adequacy of its rates in relation to such increasing cost of providing services, the inherent regulatory lag in adjusting its tariff rates and the rates it is actually able to charge in its markets.

Regulatory

See Note 8 to PEPL Holdings’ consolidated financial statements for the nine months ended September 30, 2013 included in this prospectus.

Trunkline LNG Cost and Revenue Study. On July 1, 2009, Trunkline LNG Company, LLC (“Trunkline LNG”) filed a Cost and Revenue Study with respect to the Trunkline LNG facility expansions completed in 2006, in compliance with FERC orders. Such filing, which was as of March 31, 2009, reflected an annualized cost of service level for these expansions of $55 million, less than the associated actual revenues during the same period of $69 million. BG LNG Services LLC (“BGLS”) filed a motion to intervene and protest on July 14, 2009. By order dated July 26, 2010, FERC determined that since (i) Trunkline LNG has fixed negotiated rates with BGLS through 2015, which would be unaffected by any rate change that might be determined through hearing at this time, and (ii) current costs and revenues are not necessarily representative of Trunkline LNG’s costs and revenues at the termination of the negotiated rate period in 2015, there was no reason to expend FERC’s and the parties’ resources on a Natural Gas Act rate review proceeding at this time. The order is final and not subject to rehearing.

LNG Export Licenses. On July 22, 2011, the United States Department of Energy, Office of Fossil Energy issued an order authorizing Lake Charles Exports, LLC (“LCE”), an entity owned by subsidiaries of Panhandle and BG Group plc, to export domestically produced LNG by vessel from Trunkline LNG’s Lake Charles LNG terminal (the “Trunkline LNG terminal”). The authorization, for a 25-year term beginning on the earlier of the date of first export or 10 years from the issuance of the order, permits export of up to approximately 2.0 Bcf/d to countries that have or will enter into a free trade agreement (“FTA”) with the United States that requires national treatment for trade in natural gas. LCE is permitted to use the authorization to export LNG on its own behalf or as an agent for BGLS. On August 7, 2013, LCE received an order from the Department of Energy conditionally granting authorization to export up to 2.0 Bcf/d of LNG to non-FTA countries from the Trunkline LNG terminal.

Another affiliate of PEPL Holdings, Trunkline LNG Export, LLC, has also filed with the United States Department of Energy, Office of Fossil Energy for LNG export authorization to export up to approximately 2 Bcf/d to FTA and non-FTA countries. This authorization is non-additive to the LCE authorization request, but is requested by Trunkline LNG Export, LLC to provide greater flexibility and optionality in their potential marketing of LNG. The companies are developing plans to install liquefaction facilities at the Lake Charles terminal to export LNG. Modifications to the Trunkline LNG terminal would be subject to approval by FERC. Panhandle and BG Group plc have not finalized the economic terms of their arrangement, but Panhandle expects that any such arrangement will take into account, among other things, the December 31, 2015 termination of certain contracted rates at the existing Trunkline LNG terminal, which otherwise revert to tariff rates in 2016, and the term of BGLS contracts related to the Trunkline LNG terminal, which otherwise all expire in 2030.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

PEPL Holdings is subject to the risk of loss associated with movements in market interest rates. PEPL Holdings manages this risk through the use of fixed-rate debt, floating-rate debt and interest rate swaps. Fixed-rate swaps are used to reduce the risk of increased interest costs during periods of rising interest rates. Floating-rate swaps are used to convert the fixed rates of long-term borrowings into short-term variable rates. PEPL Holdings considers the impact of interest rate swaps to manage the risk of interest expense. At September 30, 2013, the interest rate on all of PEPL Holdings’ long-term debt was fixed with no outstanding interest rate swaps.

The change in exposure to loss in earnings and cash flow related to interest rate risk for the nine months ended September 30, 2013 is not material to PEPL Holdings.

See Note 5 and Note 8 to PEPL Holdings’ consolidated financial statements for the nine months ended September 30, 2013 included in this prospectus.

Commodity Price Risk

PEPL Holdings is exposed to some commodity price risk with respect to natural gas used in operations by its interstate pipelines. Specifically, the pipelines receive natural gas from customers for use in generating compression to move the customers’ natural gas. Additionally the pipelines may have to settle system imbalances when customers’ actual receipts and deliveries do not match. When the amount of natural gas utilized in operations by the pipelines differs from the amount provided by customers, the pipelines may use natural gas from inventory or may have to buy or sell natural gas to cover these or other operational needs, resulting in commodity price risk exposure to PEPL Holdings. In addition, there is other indirect exposure to the extent commodity price changes affect customer demand for and utilization of transportation and storage services provided by PEPL Holdings. At September 30, 2013, there were no hedges in place with respect to natural gas price risk associated with PEPL Holdings’ interstate pipeline operations.

BUSINESS OF PEPL HOLDINGS, LLC

Introduction

PEPL Holdings was formed in 2011 as a wholly owned subsidiary of Southern Union, a wholly owned subsidiary of ETP. PEPL Holdings owns all of the outstanding equity interests in Panhandle, and such equity interests constitute the only assets of PEPL Holdings. Panhandle’s subsidiaries include the following:

•	Trunkline Gas Company, LLC (“Trunkline”), a direct wholly owned subsidiary of Panhandle:

•	Sea Robin Pipeline Company, LLC (“Sea Robin”), an indirect wholly owned subsidiary of Panhandle;

•	Trunkline LNG Holdings, LLC (“LNG Holdings”), an indirect wholly owned subsidiary of Panhandle;

•	Trunkline LNG Company, LLC (“Trunkline LNG”), a direct wholly owned subsidiary of Panhandle; and

•	Pan Gas Storage, LLC (“Southwest Gas”), a direct wholly owned subsidiary of Panhandle.

On March 26, 2012, ETE completed its merger transaction with Southern Union, pursuant to which Southern Union became an indirect, wholly owned subsidiary of ETE. The ETE Merger became effective on March 26, 2012 at 12:59 p.m., Eastern Time (the “Effective Time”).

In connection with, and immediately prior to the Effective Time of the ETE Merger, CrossCountry Energy, LLC, an indirect wholly owned subsidiary of Southern Union (“CrossCountry Energy”), ETP, Citrus ETP Acquisition, LLC (“ETP Merger Sub”), Citrus ETP Finance LLC, ETE, PEPL Holdings (a then-newly created, indirect wholly owned subsidiary of Southern Union), and Southern Union consummated the transactions contemplated by that certain Amended and Restated Agreement and Plan of Merger, dated as of July 19, 2011, as amended by Amendment No. 1 thereto dated as of September 14, 2011 and Amendment No. 2 thereto dated as of March 23, 2012 (as amended, the “Citrus Merger Agreement”) by and among ETP, ETP Merger Sub and Citrus ETP Finance LLC, on the one hand, and ETE, CrossCountry Energy, PEPL Holdings and Southern Union, on the other hand.

Immediately prior to the Effective Time, Southern Union, CrossCountry Energy and PEPL Holdings became parties to the Citrus Merger Agreement by joinder and Southern Union assumed the obligations and rights of ETE thereunder. Southern Union made certain customary representations, warranties, covenants and indemnities in the Citrus Merger Agreement. Pursuant to the Citrus Merger Agreement, ETP Merger Sub was merged with and into CrossCountry Energy (the “Citrus Merger”), with CrossCountry Energy continuing as the surviving entity in the Citrus Merger as a wholly owned subsidiary of ETP and, as a result thereof, ETP, through its subsidiaries, indirectly owns 50% of the outstanding capital stock of Citrus Corp. (“Citrus”). As consideration for the Citrus Merger, Southern Union received from ETP $2.0 billion, consisting of approximately $1.9 billion in cash and $105 million of common units representing limited partner interests in ETP.

Immediately prior to the Effective Time, $1.45 billion of the total cash consideration received in respect of the Citrus Merger was contributed to Merger Sub in exchange for an equity interest in Merger Sub. In connection with the ETE Merger, at the Effective Time, such equity interest in Merger Sub held by CCE Holdings, LLC (“CCE Holdings”) was cancelled and retired.

Pursuant to the Citrus Merger Agreement, immediately prior to the Effective Time, (i) Southern Union contributed its ownership interests in Panhandle and Southern Union Panhandle, LLC (collectively, the “Panhandle Interests”) to PEPL Holdings (the “Panhandle Contribution”); and (ii) following the Panhandle Contribution, Southern Union entered into a contingent residual support agreement (the “Support Agreement”) with ETP and Citrus ETP Finance LLC, pursuant to which Southern Union agreed to provide contingent, residual support to Citrus ETP Finance LLC (on a non-recourse basis to Southern Union) with respect to Citrus ETP Finance LLC’s obligations to ETP to support the payment of $2.0 billion in principal amount of senior notes issued by ETP on January 17, 2012.

On October 5, 2012, immediately following the closing of ETP’s acquisition of Sunoco, ETE and ETP completed a transaction (the “Holdco Transaction”) whereby, (i) ETE contributed its interest in Southern Union into an ETP-controlled entity, ETP Holdco, in exchange for a 60% equity interest in ETP Holdco, and (ii) ETP contributed its interest in Sunoco to ETP Holdco and retained a 40% equity interest in ETP Holdco. Pursuant to a stockholders agreement between ETE and ETP, ETP controlled ETP Holdco. This transaction did not result in a new basis of accounting for Southern Union.

On April 30, 2013, ETP acquired ETE’s 60% interest in ETP Holdco. As a result of this transaction, ETP currently owns 100% of ETP Holdco. ETP controlled ETP Holdco prior to this transaction; therefore, the transaction did not constitute a change of control.

Asset Overview

PEPL Holdings, through Panhandle, owns and operates a large natural gas open-access interstate pipeline network. The pipeline network, consisting of the Panhandle, Trunkline and Sea Robin transmission systems, serves customers in the Midwest, Gulf Coast and Midcontinent United States with a comprehensive array of transportation and storage services. The Panhandle transmission system consists of four large diameter pipelines extending approximately 1,300 miles from producing areas in the Anadarko Basin of Texas, Oklahoma and Kansas through Missouri, Illinois, Indiana, Ohio and into Michigan. The Trunkline transmission system consists of two large diameter pipelines extending approximately 1,400 miles from the Gulf Coast areas of Texas and Louisiana through Arkansas, Mississippi, Tennessee, Kentucky, Illinois, Indiana and into Michigan. The Sea Robin transmission system consists of two offshore Louisiana natural gas supply systems extending approximately 81 miles into the Gulf of Mexico. In connection with its natural gas pipeline transmission and storage systems, PEPL Holdings has five natural gas storage fields located in Illinois, Kansas, Louisiana, Michigan and Oklahoma. Southwest Gas operates four of these fields and Trunkline operates one. Through Trunkline LNG, PEPL Holdings owns and operates an LNG terminal in Lake Charles, Louisiana.

PEPL Holdings, through Panhandle, owns and operates a large natural gas open-access interstate pipeline network. The pipeline network, consisting of the Panhandle, Trunkline and Sea Robin transmission systems, serves customers in the Midwest, Gulf Coast and Midcontinent United States with a comprehensive array of transportation and storage services. The Panhandle transmission system consists of four large diameter pipelines extending approximately 1,300 miles from producing areas in the Anadarko Basin of Texas, Oklahoma and Kansas through Missouri, Illinois, Indiana, Ohio and into Michigan. The Trunkline transmission system consists of two large diameter pipelines extending approximately 1,400 miles from the Gulf Coast areas of Texas and Louisiana through Arkansas, Mississippi, Tennessee, Kentucky, Illinois, Indiana and into Michigan. The Sea Robin transmission system consists of two offshore Louisiana natural gas supply systems extending approximately 81 miles into the Gulf of Mexico. In connection with its natural gas pipeline transmission and storage systems, Panhandle has five natural gas storage fields located in Illinois, Kansas, Louisiana, Michigan and Oklahoma. Southwest Gas operates four of these fields, while Trunkline operates one. Through Trunkline LNG, PEPL Holdings owns and operates an LNG terminal in Lake Charles, Louisiana.

PEPL Holdings is currently developing plans to convert certain existing pipeline assets from natural gas transportation to crude oil transportation. These plans include the proposed abandonment of certain pipeline segments of Trunkline, which are currently operating in natural gas service, and the conversion of some or all of those segments of pipeline to crude oil transportation service. Trunkline’s application to abandon those segments of pipeline from natural gas service, filed July 26, 2012, is currently pending before FERC. As of February 13, 2013, ETP and Enbridge (U.S.), Inc. entered into an agreement under which they will jointly market a project to transport up to 420,000 barrels per day of crude oil from Patoka, Illinois, to refinery markets in and around Memphis, Tennessee, Baton Rouge, Louisiana, and St. James, Louisiana, utilizing a combination of newly constructed pipeline and approximately 574 miles of pipeline to be abandoned by Trunkline. Subject to receipt of sufficient customer commitments for long-term transportation capacity and regulatory approvals, this project is expected to be in service by 2015.

PEPL Holdings is currently studying the commercial and engineering feasibility of constructing a liquefaction facility at Trunkline LNG’s existing Lake Charles LNG regasification terminal. The project is anticipated to utilize a portion of the existing LNG regasification infrastructure, including storage tanks and marine facilities, and is expected to have the capacity to export up to 15 million tons per annum of LNG. PEPL Holdings expects to complete certain studies, permits and approvals through 2014, and PEPL Holdings does not anticipate making any significant capital expenditures related to this project prior to the completion of those items.

PEPL Holdings earns most of its revenue by entering into firm transportation and storage contracts, providing capacity for customers to transport and store natural gas or LNG in its facilities. PEPL Holdings provides firm transportation services under contractual arrangements to local distribution company customers and their affiliates, natural gas marketers, producers, other pipelines, electric power generators and a variety of end-users. PEPL Holdings’ pipelines offer both firm and interruptible transportation to customers on a short-term and long-term basis. Demand for natural gas transmission on PEPL Holdings’ pipeline systems peaks during the winter months, with the highest throughput and a higher portion of annual total operating revenues occurring during the first and fourth calendar quarters. Average reservation revenue rates realized by PEPL Holdings are dependent on certain factors, including but not limited to rate regulation, customer demand for capacity, and capacity sold for a given period and, in some cases, utilization of capacity. Commodity or utilization revenues, which are more variable in nature, are dependent upon a number of factors including weather, storage levels and pipeline capacity availability levels, and customer demand for firm and interruptible services, including parking services. The majority of PEPL Holdings’ revenues are related to firm capacity reservation charges, which reservation charges accounted for approximately 87% of total revenues in 2012.

The following table provides a summary of pipeline transportation (including deliveries made throughout PEPL Holdings’ pipeline network) in TBtu:

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Panhandle transportation	430	152	564	563
Trunkline transportation	533	177	743	644
Sea Robin transportation	91	20	113	172

The following table provides a summary of certain statistical information associated with PEPL Holdings at the date indicated:

December 31, 2012
Approximate Miles of Pipelines
Panhandle	6,000
Trunkline	3,000
Sea Robin	1,000
Peak Day Delivery Capacity (Bcf/d)
Panhandle	2.8
Trunkline	1.7
Sea Robin	1.9
Trunkline LNG Peak Send Out Capacity (Bcf/d)	2.1
Underground Storage Capacity-Owned (Bcf)	68.1
Underground Storage Capacity-Leased (Bcf)	33.3
Trunkline LNG Terminal Storage Capacity (Bcf)	9.0
Approximate Average Number of Transportation Customers	500
Weighted Average Remaining Life in Years of Firm Transportation Contracts (1)
Panhandle	5.7
Trunkline	8.9
Sea Robin(2)	N/A
Weighted Average Remaining Life in Years of Firm Storage Contracts(1)
Panhandle	8.8
Trunkline	6.0

(1)	Weighted by firm capacity volumes.
(2)	Sea Robin’s contracts are primarily interruptible, with only four firm contracts in place

Regulation

PEPL Holdings is subject to regulation by various federal, state and local governmental agencies, including those specifically described below.

FERC has comprehensive jurisdiction over Panhandle, Trunkline, Sea Robin, Trunkline LNG and Southwest Gas. In accordance with the Natural Gas Act of 1938, FERC’s jurisdiction over natural gas companies encompasses, among other things, the acquisition, operation and disposition of assets and facilities, the services provided and rates charged.

FERC has authority to regulate rates and charges for transportation and storage of natural gas in interstate commerce. FERC also has authority over the construction and operation of pipeline and related facilities utilized in the transportation and sale of natural gas in interstate commerce, including the extension, enlargement or abandonment of service using such facilities. Panhandle, Trunkline, Sea Robin, Trunkline LNG and Southwest Gas hold certificates of public convenience and necessity issued by FERC, authorizing them to operate the pipelines, facilities and properties now in operation and to transport and store natural gas in interstate commerce.

PEPL Holdings is also subject to the Natural Gas Pipeline Safety Act of 1968 and the Pipeline Safety Improvement Act of 2002, which regulate the safety of natural gas pipelines.

For additional information regarding PEPL Holdings’ regulation and rates, see “—Environmental” and Note 8 to PEPL Holdings’ consolidated financial statements for the nine months ended September 30, 2013 included in this prospectus.

Competition

The interstate pipeline and storage systems of PEPL Holdings compete with those of other interstate and intrastate pipeline companies in the transportation and storage of natural gas. The principal elements of competition among pipelines are rates, terms of service, flexibility and reliability of service.

Natural gas competes with other forms of energy available to PEPL Holdings’ customers and end-users, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy, the level of business activity, conservation, legislation and governmental regulation, the capability to convert to alternate fuels and other factors, including weather and natural gas storage levels, affect the ongoing demand for natural gas in the areas served by PEPL Holdings. In order to meet these challenges, PEPL Holdings will need to adapt its marketing strategies, the types of transportation and storage services provided and its pricing and rates to address competitive forces. In addition, FERC may authorize the construction of new interstate pipelines that compete with PEPL Holdings’ existing pipelines.

Environmental

PEPL Holdings is subject to federal, state and local laws and regulations regarding water quality, hazardous and solid waste management, air quality control and other environmental matters. These laws and regulations require PEPL Holdings to conduct its operations in a specified manner and to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Failure to comply with environmental requirements may expose PEPL Holdings to significant fines, penalties and/or interruptions in operations. PEPL Holdings’ environmental policies and procedures are designed to achieve compliance with such laws and regulations. These evolving laws and regulations and claims for damages to property, employees, other persons and the environment resulting from current or past operations may result in significant expenditures and liabilities in the future. PEPL Holdings engages in a process of updating and revising its procedures for the ongoing evaluation of its operations to identify potential environmental exposures and enhance compliance with regulatory requirements. For additional information concerning the impact of environmental regulation on PEPL Holdings, see Note 8 to PEPL Holdings’ consolidated financial statements for the nine months ended September 30, 2013 included in this prospectus.

Insurance

PEPL Holdings maintains insurance coverage provided under its policies similar to other comparable companies in the same lines of business. This includes, but is not limited to, insurance for potential liability to third parties, worker’s compensation, automobile and property insurance. The insurance policies are subject to terms, conditions, limitations and exclusions that do not fully compensate PEPL Holdings for all losses. Except for windstorm property insurance more fully described below, insurance deductibles range from $100,000 to $10 million for the various policies utilized by PEPL Holdings. As PEPL Holdings renews its policies, it is possible that some of the current insurance coverage may not be renewed or obtainable on commercially reasonable terms due to restrictive insurance markets.

Oil Insurance Limited (“OIL”), PEPL Holdings’ member mutual property insurer, revised its windstorm insurance coverage effective January 1, 2010. Based on the revised coverage, the per occurrence windstorm claims for onshore and offshore assets are limited to $250 million per member subject to a fixed 60% payout, up to $150 million per member, and are subject to the $750 million aggregate limit for total payout to members per incident and a $10 million deductible. The revised windstorm coverage also limits annual individual member recovery to $300 million in the aggregate. PEPL Holdings has also purchased additional excess insurance coverage for its onshore assets arising from windstorm damage, which provides up to an additional $100 million of property insurance coverage over and above existing coverage or in excess of the base OIL coverage. In the event windstorm damage claims are made by PEPL Holdings for its onshore assets and such damage claims are subject to a scaled or aggregate limit reduction by OIL, PEPL Holdings may have additional uninsured exposure prior to application of the excess insurance coverage.

Employees

At September 30, 2013, PEPL Holdings had 1,131 employees. Of these employees, 213 were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial, and Service Workers International AFL-CIO, CLC. The current union contract expires on May 27, 2014.

Legal Proceedings

PEPL Holdings and certain of its affiliates are occasionally parties to lawsuits and administrative proceedings incidental to their businesses involving, for example, claims for personal injury and property damage, contractual matters, various tax matters, and rates and licensing. PEPL Holdings and its affiliates are also subject to various federal, state and local laws and regulations relating to the environment, as described in “—Environmental.” Several of these companies have been named parties to various actions involving environmental issues. Based on PEPL Holdings’ current knowledge and subject to future legal and factual developments, PEPL Holdings’ management believes that it is unlikely that these actions, individually or in the aggregate, will have a material adverse effect on its consolidated financial position, results of operations or cash flows. For additional information regarding various pending administrative and judicial proceedings involving regulatory, environmental and other legal matters, reference is made to Note 8 to PEPL Holdings’ consolidated financial statements for the nine months ended September 30, 2013 included in this prospectus.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the term “Regency Energy Partners” refers only to Regency Energy Partners LP and not to any of its subsidiaries, the term “Finance Corp.” refers to Regency Energy Finance Corp. and the term “Issuers” refers to Regency Energy Partners and Finance Corp.

The Issuers issued the private notes, and will issue the exchange notes, under an indenture (the “Indenture”) among themselves, the Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the private notes include, and the exchange notes will include, those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. A copy of the Indenture is available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

The registered holder of a note will be treated as its owner for all purposes. Only registered holders will have rights under the Indenture. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Exchange Notes,” all references to the “notes” include the private notes, the exchange notes and any additional notes actually issued.

General

The Notes

The notes:

•	are general unsecured obligations of the Issuers;

•	rank pari passu in right of payment with all existing and future senior Indebtedness of the Issuers, including their outstanding 6 7⁄8% Senior Notes due 2018, 6 1⁄2% Senior Notes due 2021, 4 1⁄2% Senior Notes due 2023, 5 1⁄2% Senior Notes due 2023 and 5 3⁄4% Senior Notes due 2020 (collectively, our “existing senior notes”);

•	rank senior in right of payment to any future subordinated Indebtedness of the Issuers; and

•	are unconditionally guaranteed by the Guarantors.

The notes, however, are effectively subordinated to all secured Indebtedness under the Credit Agreement, which is secured by substantially all of the assets of Regency Energy Partners and the Guarantors, to the extent of the value of the collateral securing that Indebtedness. See “Risk Factors—Risks Relating to the Notes—Your right to receive payments on the notes and the guarantees is unsecured and will be effectively subordinated to our existing and future secured indebtedness.”

The Note Guarantees

Each guarantee of the notes:

•	is a general unsecured obligation of the Guarantor;

•	ranks pari passu in right of payment with all existing and future senior Indebtedness of that Guarantor, including its guarantee of the Issuers’ existing senior notes; and

•	ranks senior in right of payment to any future subordinated Indebtedness of that Guarantor.

The note guarantees, however, are effectively subordinated to all secured Indebtedness of the Guarantors, including their guarantees of Indebtedness under the Credit Agreement, to the extent of the value of the collateral securing those guarantees. As of September 30, 2013, Regency Energy Partners and its Subsidiaries had approximately $176 million of secured indebtedness outstanding and approximately $1.0 billion of available capacity under the Credit Agreement. See “Risk Factors—Risks Relating to the Notes—Your right to receive payments on the notes and the guarantees is unsecured and will be effectively subordinated to our existing and future secured indebtedness.”

All of our Subsidiaries guarantee the notes, with the exception of Finance Corp., which is the co-issuer of the notes and our existing senior notes, and Edwards Lime Gathering, LLC, ELG Oil LLC and ELG Utility LLC (collectively, the “Edwards Lime Entities”). The notes will also be guaranteed by any of our future Restricted Subsidiaries that guarantee Indebtedness of an Issuer or a Guarantor or by our Domestic Subsidiaries that incur Indebtedness under a Credit Facility. In the event of a bankruptcy, liquidation or reorganization of any of our non-guaranteeing Subsidiaries, such non-guaranteeing Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us and as a result, the obligations of our non-guaranteeing Subsidiaries will be structurally senior to the notes and note guarantees.

All of our Subsidiaries, except for the Edwards Lime Entities, are “Restricted Subsidiaries.” Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” however, we are permitted to designate certain of our existing and future Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries are not be subject to the restrictive covenants in the Indenture. Our Unrestricted Subsidiaries do not guarantee the notes.

We own a 49.99% general partner interest in HPC, a 50.0% membership interest in MEP, a 30.0% membership interest in Lone Star and a 33 1/3% interest in Ranch JV, and we account for each of HPC, MEP, Lone Star and Ranch JV as an unconsolidated subsidiary for financial accounting purposes. However, none of HPC, MEP, Lone Star or Ranch JV is classified as a “Subsidiary” for purposes of the Indenture, and therefore none is subject to the restrictive covenants in the Indenture nor guarantee the notes. As of September 30, 2013, HPC had total assets of $978 million and partners’ capital of $523 million, MEP had total assets of $2.1 billion and members’ equity of $1.2 billion, Lone Star had total assets of $3.9 billion and members’ equity of $3.5 billion and Ranch JV had total assets of $113 million and members’ equity of $108 million.

Finance Corp.

Finance Corp. is a Delaware corporation and a wholly owned subsidiary of Regency Energy Partners that was formed in 2006 for the purpose of facilitating the offering of our senior notes by acting as co-issuer. Finance Corp. is nominally capitalized and has no operations or revenues other than as may be incidental to its activities as a co-issuer of our senior notes. As a result, holders of the notes should not expect Finance Corp. to participate in servicing the interest and principal obligations on the notes. Finance Corp. is also the co-issuer of our existing senior notes. See “—Certain Covenants—Business Activities.”

Principal, Maturity and Interest

The Issuers will issue $600.0 million in aggregate principal amount of exchange notes in this exchange offer. The Issuers may issue additional notes under the Indenture from time to time. Any issuance of additional notes is subject to all the covenants in the Indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Equity.” The notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase, and any such additional notes will be fungible with the original notes to the extent set forth in the applicable offering documentation. The Issuers have issued the notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes mature on November 1, 2023.

Interest on the notes accrues at the rate of 4.500% per annum and is payable semi-annually in arrears on May 1 and November 1, with the first interest payment made on November 1, 2013. Interest on overdue principal and interest will accrue at the interest rate on the notes. The Issuers will make each interest payment to the holders of record on the immediately preceding April 15 and October 15.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest may accrue on the notes if we do not consummate the exchange offer as provided in the registration rights agreement.

Methods of Receiving Payments on the Notes

If a holder of $5.0 million or more in principal amount of notes has given wire transfer instructions to Regency Energy Partners, the Issuers will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar unless the Issuers elect to make interest payments by check mailed to the noteholders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee acts as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the notes, and Regency Energy Partners, Finance Corp. or any of Regency Energy Partners’ other Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the Indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuers will not be required to transfer or exchange any note selected for redemption. Also, the Issuers will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes are guaranteed by each of Regency Energy Partners’ current Subsidiaries, except Finance Corp. and the Edwards Lime Entities. The notes will also be guaranteed by any of Regency Energy Partners’ future Restricted Subsidiaries under the circumstances described under “—Certain Covenants—Additional Guarantees.” These Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee is limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Notes—A court may use fraudulent conveyance considerations to avoid or subordinate the subsidiary guarantees.”

In connection with the SUGS Acquisition, PEPL Holdings, a wholly owned subsidiary of Southern Union, provided a limited contingent guarantee (on a non-recourse basis to Southern Union and its affiliates (other than PEPL Holdings)) of our obligations to pay the principal of the notes. Under the PEPL limited guarantee, PEPL Holdings generally does not have any obligation to make payments with respect to the notes unless and until all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against us with respect to such payment obligations, and holders of notes are still owed amounts in respect of the principal of the notes. In addition, PEPL Holdings is not be subject to any of the covenants under the indenture. As a result, you should not place undue reliance on the PEPL limited guarantee.

A Guarantor may not sell or otherwise dispose of all or substantially all of its properties or assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Regency Energy Partners or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the assets in any such sale or other disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) assumes all the obligations of that Guarantor under the Indenture and its Note Guarantee pursuant to a supplemental indenture substantially in the form specified in the Indenture; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the “Asset Sales” provisions of the Indenture.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the properties or assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Regency Energy Partners or a Restricted Subsidiary of Regency Energy Partners, if (for the avoidance of doubt, at the time thereof) the sale or other disposition does not violate the “Asset Sales” provisions of the Indenture;

(2)	in connection with any sale or other disposition of all the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Regency Energy Partners or a Restricted Subsidiary of Regency Energy Partners, if (for the avoidance of doubt, at the time thereof) the sale or other disposition does not violate the “Asset Sales” provisions of the Indenture;

(3)	if Regency Energy Partners designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4)	at such time as the Guarantor ceases to guarantee any other Indebtedness of an Issuer or another Guarantor, provided that, if it is also a Domestic Subsidiary, it is then no longer an obligor with respect to any Indebtedness under any Credit Facility; provided, however, that if, at any time following such release, that Guarantor incurs a Guarantee under a Credit Facility, then such Guarantor shall be required to provide a Note Guarantee at such time; or

(5)	upon legal or covenant defeasance or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

Except pursuant to the next paragraph of this section relating to optional redemption, or as described below in the last paragraph under “—Repurchase at the Option of Holders—Change of Control,” the notes are not redeemable at the Issuers’ option.

At any time prior to August 1, 2023, the Issuers may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, but excluding, the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date. On or after August 1, 2023, the Issuers may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus accrued and unpaid interest to, but excluding, the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date.

Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such other method as the trustee deems and, if the notes are represented by one or more global notes, in accordance with the applicable procedures of The Depository Trust Company (“DTC”).

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be sent at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, Regency Energy Partners will make an offer to each holder of notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, Regency Energy Partners will offer a payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest on the notes repurchased to, but excluding, the date of purchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on an interest payment date that is on or prior to the purchase date. Within 30 days following any Change of Control, Regency Energy Partners will send a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the “Change of Control Payment Date” specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent, pursuant to the procedures required by the Indenture and described in such notice. In making the Change of Control Offer, Regency Energy Partners will comply with all applicable requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, Regency Energy Partners will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, Regency Energy Partners will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Regency Energy Partners.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes (or, to the extent the notes are in global form, make such payment through the facilities of DTC), and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered; provided, that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Regency Energy Partners will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

These provisions relating to a Change of Control Offer will be applicable whether or not any other provisions of the Indenture are applicable. Except with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that either of the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Regency Energy Partners will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Regency Energy Partners and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained in the Indenture, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Regency Energy Partners and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Regency Energy Partners to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Regency Energy Partners and its Subsidiaries taken as a whole to another Person or group may be uncertain.

In the event that holders of not less than 90% of the aggregate principal amount of the outstanding notes accept a Change of Control Offer and Regency Energy Partners purchases all of the notes held by such holders, Regency Energy Partners will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the notes that remain outstanding following such purchase at a redemption price equal to 101% of the aggregate principal amount of notes redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption, subject to the right of the holders of notes on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date.

Asset Sales

Regency Energy Partners will not consummate, and will not permit any of its Restricted Subsidiaries to consummate, an Asset Sale unless:

(1)	Regency Energy Partners (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	such fair market value is determined by the Board of Directors of the General Partner if the value is $15.0 million or more, as evidenced by a resolution of such Board of Directors of the General Partner; and

(3)	at least 75% of the aggregate consideration received by Regency Energy Partners and its Restricted Subsidiaries in the Asset Sale and all other Asset Sales since the 2013 Notes Issue Date is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Regency Energy Partners’ most recent consolidated balance sheet, of Regency Energy Partners or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantees) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Regency Energy Partners or such Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by Regency Energy Partners or any such Restricted Subsidiary from such transferee that are within 90 days after the Asset Sale (subject to ordinary settlement periods), converted by Regency Energy Partners or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale (or within 180 days after such 365-day period in the event Regency Energy Partners or any Restricted Subsidiary enters into a binding commitment with respect to such application), Regency Energy Partners (or any Restricted Subsidiary) may apply an amount equal to such Net Proceeds:

(1)	to repay Senior Indebtedness of Regency Energy Partners and/or its Restricted Subsidiaries (or to make an offer to repurchase or redeem such Indebtedness, provided that such repurchase or redemption closes within 45 days after the end of such 365-day period or any permitted extension thereof as contemplated by the first sentence of this paragraph) with a permanent reduction in availability for any revolving credit Indebtedness;

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Regency Energy Partners;

(3)	to make a capital expenditure; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, Regency Energy Partners or any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, within five days thereof, Regency Energy Partners will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on an interest payment date that is on or prior to the purchase date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Regency Energy Partners may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, then notes and such other pari passu Indebtedness will be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

In making an Asset Sale Offer, Regency Energy Partners will comply with the applicable requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sales” provisions of the Indenture, Regency Energy Partners will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Asset Sales” provisions of the Indenture by virtue of such compliance.

The agreements governing Regency Energy Partners’ other Indebtedness contain, and future agreements governing Regency Energy Partners’ Indebtedness may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Regency Energy Partners to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Regency Energy Partners or other circumstances. If a Change of Control or Asset Sale occurs at a time when Regency Energy Partners is prohibited from purchasing notes, Regency Energy Partners could seek the consent of the lenders or counterparties under those agreements or could attempt to repay or refinance such borrowings. If Regency Energy Partners does not obtain an appropriate consent or repay those borrowings, Regency Energy Partners will remain prohibited from purchasing notes. In that case, Regency Energy Partners’ failure to purchase tendered notes would constitute an Event of Default under the Indenture which could, in all likelihood, constitute a default under the other indebtedness Finally, Regency Energy Partners’ ability to pay cash to the holders of notes upon a repurchase may be limited by Regency Energy Partners’ then existing financial resources. See “Risk Factors—Risks Relating to the Notes—We may not have the ability to raise funds necessary to finance any change of control offer required under the indenture.”

Certain Covenants

Termination of Covenants

If at any time the notes achieve an Investment Grade Rating from both of the Rating Agencies and no Default or Event of Default has occurred and is then continuing under the Indenture, Regency Energy Partners and its Restricted Subsidiaries will no longer be subject to the following provisions of the Indenture:

(1)	“—Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Restricted Payments”;

(3)	“—Incurrence of Indebtedness and Issuance of Disqualified Equity”;

(4)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries”;

(5)	“—Designation of Restricted and Unrestricted Subsidiaries”;

(6)	“—Transactions with Affiliates”;

(7)	“—Business Activities”;

(8)	clause (4) of the covenant described below under the caption “—Merger, Consolidation or Sale of Assets”;

(9)	“—Limitation on Sale and Leaseback Transactions”; and

(10)	“—Additional Guarantees.”

There can be no assurance that the notes will ever achieve or maintain an Investment Grade Rating. After the foregoing covenants have been terminated, the Issuers may not designate any of their Subsidiaries as Unrestricted Subsidiaries pursuant to the definition of “Unrestricted Subsidiary.”

Restricted Payments

Regency Energy Partners will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of its outstanding Equity Interests (including any payment in connection with any merger or consolidation involving Regency Energy Partners or any of its Restricted Subsidiaries) or to the direct or indirect holders of Regency Energy Partners’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than distributions or dividends payable in Equity Interests, excluding Disqualified Equity, of Regency Energy Partners and other than distributions or dividends payable to Regency Energy Partners or a Restricted Subsidiary);

(2)	purchase, redeem or otherwise acquire or retire for value (including in connection with any merger or consolidation involving Regency Energy Partners) any Equity Interests of Regency Energy Partners or any direct or indirect parent of Regency Energy Partners;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Regency Energy Partners or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding intercompany Indebtedness between or among Regency Energy Partners and any of its Restricted Subsidiaries), except a payment of interest or principal within one month of its Stated Maturity; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment, no Default (except a Reporting Default) or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment and either:

(1)	if the Fixed Charge Coverage Ratio for Regency Energy Partners’ most recently ended four full fiscal quarters for which internal financial statements are available at the time of such Restricted Payment is not less than 1.75 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Regency Energy Partners and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2), (3), (4) (to the extent, in the case of clause (4), payments are made to Regency Energy Partners or a Restricted Subsidiary), (5), (6), (7) and (8) of the next succeeding paragraph) during the quarter in which such Restricted Payment is made, is less than the sum, without duplication, of:

(a)	Available Cash from Operating Surplus as of the end of the immediately preceding quarter; plus

(b)

100% of the aggregate net cash proceeds received by Regency Energy Partners (including the Fair Market Value of any Permitted Business or long-term assets that are used or useful in a Permitted Business to the extent acquired in consideration of Equity Interests of Regency Energy Partners

(other than Disqualified Equity)) since the 2013 Notes Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of Regency Energy Partners (other than Disqualified Equity) or from the issue or sale of convertible or exchangeable Disqualified Equity or convertible or exchangeable debt securities of Regency Energy Partners that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Equity or debt securities) sold to a Subsidiary of Regency Energy Partners); plus

(c)	to the extent that any Restricted Investment that was made after the 2013 Notes Issue Date is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)	the net reduction in Restricted Investments resulting from dividends, repayments of loans or advances, or other transfers of assets in each case to Regency Energy Partners or any of its Restricted Subsidiaries from any Person (including Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, to the extent such amounts have not been included in Available Cash from Operating Surplus for any period commencing on or after the 2013 Notes Issue Date (items (b), (c) and (d) being referred to as “Incremental Funds”); minus

(e)	the aggregate amount of Incremental Funds previously expended pursuant to this clause (1) and clause (2) below; or

(2)	if the Fixed Charge Coverage Ratio for Regency Energy Partners’ most recently ended four full fiscal quarters for which internal financial statements are available at the time of such Restricted Payment is less than 1.75 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Regency Energy Partners and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2), (3), (4) (to the extent, in the case of clause (4), payments are made to Regency Energy Partners or a Restricted Subsidiary), (5), (6), (7) and (8) of the next succeeding paragraph) during the quarter in which such Restricted Payment is made (such Restricted Payments for purposes of this clause (2) meaning only distributions on common units and subordinated units of Regency Energy Partners, plus the related distribution on the general partner interest), is less than the sum, without duplication, of:

(a)	$100.0 million less the aggregate amount of all prior Restricted Payments made by Regency Energy Partners and its Restricted Subsidiaries pursuant to this clause 2(a) during the period since the 2013 Notes Issue Date; plus

(b)	Incremental Funds to the extent not previously expended pursuant to this clause (2) or clause (1) above.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of its declaration, if at the date of declaration the payment would have complied with the provisions of the Indenture;

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of subordinated Indebtedness of Regency Energy Partners or any Guarantor or of any Equity Interests of Regency Energy Partners in exchange for, or out of the net cash proceeds of, a substantially concurrent (a) capital contribution to Regency Energy Partners from any Person (other than a Restricted Subsidiary of Regency Energy Partners) or (b) sale (other than to a Restricted Subsidiary of Regency Energy Partners) of Equity Interests of Regency Energy Partners, with a sale being deemed substantially concurrent if such redemption, repurchase, retirement, defeasance or other acquisition occurs not more than 120 days after such sale; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded or deducted from the calculation of Available Cash from Operating Surplus and Incremental Funds;

(3)	the defeasance, redemption, repurchase or other acquisition or retirement of any subordinated Indebtedness of Regency Energy Partners or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4)	the payment of any distribution or dividend by a Restricted Subsidiary of Regency Energy Partners to the holders of its Equity Interests (other than Disqualified Equity) on a pro rata basis;

(5)	so long as no Default (except a Reporting Default) has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners held by any current or former officer, director or employee of the General Partner, Regency Energy Partners or any of Regency Energy Partners’ Restricted Subsidiaries pursuant to any equity subscription agreement or plan, stock or unit option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $5.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed (a) the cash proceeds received by Regency Energy Partners from the sale of Equity Interests of Regency Energy Partners to members of management or directors of the General Partner, Regency Energy Partners or its Restricted Subsidiaries that occurs after the 2013 Notes Issue Date (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of sections 1(b) or 2(b) of the preceding paragraph), plus (b) the cash proceeds of key man life insurance policies received by Regency Energy Partners after the 2013 Notes Issue Date;

(6)	so long as no Default (except a Reporting Default) has occurred and is continuing or would be caused thereby, payments of dividends on Disqualified Equity issued pursuant to the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Equity”;

(7)	repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price of such options, warrants or other convertible securities; or

(8)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of Regency Energy Partners.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Regency Energy Partners or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in the case of amounts over $15.0 million, by the Board of Directors of the General Partner, whose resolution with respect thereto shall be delivered to the trustee. For the purposes of determining compliance with this “Restricted Payments” covenant, if a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1) - (8), Regency Energy Partners will be permitted to classify (or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Disqualified Equity

Regency Energy Partners will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Regency Energy Partners will not issue any Disqualified Equity and will not permit any of its Restricted Subsidiaries to issue any Disqualified Equity; provided, however, that Regency Energy Partners and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) and Regency Energy Partners and the Restricted Subsidiaries

may issue Disqualified Equity, if the Fixed Charge Coverage Ratio for Regency Energy Partners’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Equity is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Equity had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”) or the issuance of any preferred securities described in clause (11) below:

(1)	the incurrence by Regency Energy Partners and any Restricted Subsidiary of additional Indebtedness (including letters of credit) under one or more Credit Facilities, provided that, after giving effect to such incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Regency Energy Partners and its Restricted Subsidiaries thereunder) and then outstanding does not exceed the greater of (a) $900.0 million and (b) the sum of $500.0 million and 20.0% of Regency Energy Partners’ Consolidated Net Tangible Assets;

(2)	the incurrence by Regency Energy Partners and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by Regency Energy Partners, Finance Corp. and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the Indenture;

(4)	the incurrence by Regency Energy Partners or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Regency Energy Partners or any of its Restricted Subsidiaries, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), provided that after giving effect to such incurrence the aggregate principal amount of all Indebtedness incurred pursuant to this clause (4) and then outstanding does not exceed the greater of (a) $20.0 million and (b) 2.0% of Regency Energy Partners’ Consolidated Net Tangible Assets;

(5)	the incurrence by Regency Energy Partners or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, any Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2) or (3) of this paragraph or this clause (5);

(6)	the incurrence by Regency Energy Partners or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Regency Energy Partners and any of its Restricted Subsidiaries; provided, however, that:

(a)	if Regency Energy Partners or any Guarantor is the obligor on such Indebtedness and the payee is not Regency Energy Partners or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Regency Energy Partners, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Regency Energy Partners or a Restricted Subsidiary of Regency Energy Partners and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Regency Energy Partners or a Restricted Subsidiary of Regency Energy Partners, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Regency Energy Partners or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the incurrence by Regency Energy Partners or any of its Restricted Subsidiaries of Hedging Obligations;

(8)	the guarantee by Regency Energy Partners or any of its Restricted Subsidiaries of Indebtedness of Regency Energy Partners or a Restricted Subsidiary of Regency Energy Partners that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(9)	the incurrence by Regency Energy Partners or any of its Restricted Subsidiaries of obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

(10)	the incurrence by Regency Energy Partners or any of its Restricted Subsidiaries of Acquired Debt in connection with a transaction meeting either one of the financial tests set forth in clause (4) under the caption “—Merger, Consolidation or Sale of Assets”;

(11)	the issuance by any of Regency Energy Partners’ Restricted Subsidiaries to Regency Energy Partners or to any of its Restricted Subsidiaries of any preferred securities; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred securities being held by a Person other than Regency Energy Partners or a Restricted Subsidiary of Regency Energy Partners; and

(b)	any sale or other transfer of any such preferred securities to a Person that is not either Regency Energy Partners or a Restricted Subsidiary of Regency Energy Partners;

will be deemed, in each case, to constitute an issuance of such preferred securities by such Restricted Subsidiary that was not permitted by this clause (11); and

(12)	the incurrence by Regency Energy Partners or any of its Restricted Subsidiaries of additional Indebtedness; provided that, after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (12) and then outstanding does not exceed the greater of (a) $25.0 million and (b) 2.5% of Regency Energy Partners’ Consolidated Net Tangible Assets.

Regency Energy Partners will not incur, and will not permit Finance Corp. or any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Regency Energy Partners, Finance Corp. or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness of a Person will be deemed to be contractually subordinated in right of payment to any other Indebtedness of such Person solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “—Incurrence of Indebtedness and Issuance of Disqualified Equity” covenant, if an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Regency Energy Partners will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Equity in the form of additional shares of the same class of Disqualified Equity will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Equity for purposes of this covenant; provided, however, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Regency Energy Partners as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Regency Energy Partners or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Liens

Regency Energy Partners will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness (including any Attributable Debt) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the notes are secured on an equal and ratable basis or on a senior basis with the obligations so secured until such time as such obligations are no longer secured by a Lien (other than Permitted Liens).

Dividend and Other Payment Restrictions Affecting Subsidiaries

Regency Energy Partners will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Equity Interests to Regency Energy Partners or any of its Restricted Subsidiaries or to pay any indebtedness owed to Regency Energy Partners or any of its Restricted Subsidiaries;

(2)	make loans or advances to Regency Energy Partners or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to Regency Energy Partners or any of its Restricted Subsidiaries.

The preceding restrictions will not, however, apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements as in effect on the date of the Indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements or the Indebtedness to which they relate; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend, distribution and other payment restrictions than those contained in those agreements on the date of the Indenture;

(2)	the Indenture, the notes and the Note Guarantees;

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Equity Interests of a Person acquired by Regency Energy Partners or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided, however, that, in the case of Indebtedness, the incurrence thereof was otherwise permitted by the terms of the Indenture;

(5)	customary non-assignment provisions in contracts for purchase, gathering, processing, sale, transportation or exchange of crude oil, natural gas liquids, condensate and natural gas, natural gas storage agreements, transportation agreements or purchase and sale or exchange agreements, pipeline or terminaling agreements, or similar operational agreements or in licenses or leases, in each case entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, buy/sell agreements and other similar agreements entered into in the ordinary course of business;

(11)	any agreement or instrument relating to any property or assets acquired after the date of the Indenture, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisitions;

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(13)	any instrument governing Indebtedness of an FERC Subsidiary, provided that such Indebtedness was otherwise permitted by the Indenture to be incurred.

Merger, Consolidation or Sale of Assets

Neither of the Issuers may, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not such Issuer is the surviving entity); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of Regency Energy Partners and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) such Issuer is the surviving entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided, however, that Finance Corp. may not consolidate or merge with or into any Person other than a corporation satisfying such requirement so long as Regency Energy Partners is not a corporation;

(2)	the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of such Issuer under the notes and the Indenture pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists;

(4)	in the case of a transaction involving Regency Energy Partners and not Finance Corp., Regency Energy Partners or the Person formed by or surviving any such consolidation or merger (if other than Regency Energy Partners), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made will either:

(a)	be, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Equity”; or

(b)	have a Fixed Charge Coverage Ratio, on the date of such transaction and after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, not less than the Fixed Charge Coverage Ratio of Regency Energy Partners immediately prior to such transaction; and

(5)	such Issuer has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the Indenture and all conditions precedent therein relating to such transaction have been satisfied; provided that clause (4) shall not apply to any sale of assets of a Restricted Subsidiary to Regency Energy Partners or another Restricted Subsidiary or the merger or consolidation of a Restricted Subsidiary into any Restricted Subsidiary or Regency Energy Partners.

Notwithstanding the preceding paragraph, Regency Energy Partners is permitted to reorganize as any other form of entity in accordance with the procedures established in the Indenture; provided that:

(1)	the reorganization involves the conversion (by merger, sale, legal conversion, contribution or exchange of assets or otherwise) of Regency Energy Partners into a form of entity other than a limited partnership formed under Delaware law;

(2)	the entity so formed by or resulting from such reorganization is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(3)	the entity so formed by or resulting from such reorganization assumes all the obligations of Regency Energy Partners under the notes and the Indenture pursuant to agreements reasonably satisfactory to the trustee;

(4)	immediately after such reorganization no Default or Event of Default exists; and

(5)	such reorganization is not materially adverse to the holders of the notes (for purposes of this clause (5) it is stipulated that such reorganization shall not be considered materially adverse to the holders of the notes solely because the successor or survivor of such reorganization (a) is subject to federal or state income taxation as an entity or (b) is considered to be an “includible corporation” of an affiliated group of corporations within the meaning of Section 1504(b)(i) of the Code or any similar state or local law).

A Guarantor may not sell or otherwise dispose of all or substantially all of its properties or assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Regency Energy Partners or another Guarantor, unless it complies with the alternative conditions described above under “—Note Guarantees.”

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, there may be uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Transactions with Affiliates

Regency Energy Partners will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Regency Energy Partners (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to Regency Energy Partners or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Regency Energy Partners or such Restricted Subsidiary with an unrelated Person; and

(2)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, Regency Energy Partners delivers to the trustee a resolution of the Board of Directors of the General Partner set forth in an officers’ certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (1) of this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Regency Energy Partners.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, equity award, equity option or equity appreciation agreement or plan or any similar arrangement entered into by Regency Energy Partners or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among Regency Energy Partners and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of Regency Energy Partners) that is an Affiliate of Regency Energy Partners solely because Regency Energy Partners owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	any issuance of Equity Interests (other than Disqualified Equity) of Regency Energy Partners to Affiliates of Regency Energy Partners;

(5)	Restricted Payments or Permitted Investments that do not violate the provisions of the Indenture described above under the caption “—Restricted Payments”;

(6)	customary compensation, indemnification and other benefits made available to officers, directors or employees of Regency Energy Partners, a Restricted Subsidiary of Regency Energy Partners or the General Partner, including reimbursement or advancement of out-of-pocket expenses and provisions of officers’ and directors’ liability insurance;

(7)	in the case of contracts for purchase, gathering, processing, sale, transportation and marketing of crude oil, natural gas, condensate and natural gas liquids, hedging agreements, and production handling, operating, construction, terminaling, storage, lease, platform use, or other operational contracts, any such contracts are entered into in the ordinary course of business on terms substantially similar to those contained in similar contracts entered into by Regency Energy Partners or any of its Restricted Subsidiaries and third parties, or if neither Regency Energy Partners nor any of its Restricted Subsidiaries has entered into a similar contract with a third party, that the terms are no less favorable than those available from third parties on an arm’s length basis, as determined by the Board of Directors of the General Partner;

(8)	loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding; and

(9)	transactions effected in accordance with the terms of (a) the Contribution Agreement, the Partnership Agreement, the Master Services Agreement or the AMI Agreement, as the case may be, referred to in the Current Report on Form 8-K of Regency Energy Partners filed with the SEC on March 18, 2009, (b) the Contribution Agreement dated as of May 10, 2010 by and among Energy Transfer Equity, L.P., Regency Energy Partners and Regency Midcontinent Express LLC, (c) the Amended and Restated Limited Liability Company Agreement dated as of March 1, 2007 of MEP, (d) the Amended and Restated Limited Liability Company Agreement dated as of May 2, 2011 of Lone Star and (e) the Operation and Service Agreement dated as of May 19, 2011 by and between La Grange Acquisition, L.P. d/b/a Energy Transfer Company, Regency GP LP, Regency Energy Partners LP and Regency Gas Services LP, as each such agreement described in clauses (a) through (e) is in effect on the date of the Indenture, and any amendment or extension of such agreement so long as the terms of such amendment or extension, taken as a whole, are not less advantageous to Regency Energy Partners or the relevant Restricted Subsidiary (as determined by the Board of Directors of the General Partner in its reasonable good faith judgment) in any material respect than the agreement so amended or extended.

Business Activities

Regency Energy Partners will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Regency Energy Partners and its Restricted Subsidiaries taken as a whole.

Finance Corp. will not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided, that Finance Corp. may be a co-obligor or guarantor with respect to Indebtedness if Regency Energy Partners is an obligor on such Indebtedness and the net proceeds of such Indebtedness are received by Regency Energy Partners, Finance Corp. or one or more Guarantors. At any time after Regency Energy Partners is a corporation, Finance Corp. may consolidate or merge with or into Regency Energy Partners or any Restricted Subsidiary.

Additional Guarantees

If, after the date of the Indenture, any Restricted Subsidiary of Regency Energy Partners that is not already a Guarantor guarantees any Indebtedness of either of the Issuers or any Indebtedness of any Guarantor, or any Domestic Subsidiary, if not then a Guarantor, incurs any Indebtedness under any Credit Facility, then in either case that Subsidiary will become a Guarantor by executing a supplemental indenture and delivering it to the trustee within 20 business days of the date on which it guaranteed or incurred such Indebtedness, as the case may be; provided however, that the preceding shall not apply to Subsidiaries of Regency Energy Partners that have been properly designated as Unrestricted Subsidiaries in accordance with the Indenture for so long as they continue to constitute Unrestricted Subsidiaries. Notwithstanding the preceding, any Note Guarantee of a Restricted Subsidiary that was incurred pursuant to this paragraph as a result of its guarantee of any Indebtedness shall provide by its terms that it shall be automatically and unconditionally released upon the release or discharge of the Guarantee that resulted in the creation of such Restricted Subsidiary’s Note Guarantee, except a discharge or release by, or as a result of payment under, such Guarantee.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the General Partner may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Regency Energy Partners and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be either an Investment made as of the time of the designation that will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or a Permitted Investment under one or more clauses of the definition of Permitted Investments, as determined by Regency Energy Partners; provided that any designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of Regency Energy Partners as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of the General Partner giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Regency Energy Partners as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Equity,” Regency Energy Partners will be in default of such covenant.

The Board of Directors of the General Partner may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Regency Energy Partners; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Regency Energy Partners of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Equity,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Sale and Leaseback Transactions

Regency Energy Partners will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Regency Energy Partners or any Restricted Subsidiary may enter into a sale and leaseback transaction if the transfer of assets in that sale and leaseback transaction is permitted by, and Regency Energy Partners or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Payments for Consent

Regency Energy Partners will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Regency Energy Partners will furnish (whether through hard copy or internet access) to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Regency Energy Partners were required to file such reports as a non-accelerated filer; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Regency Energy Partners were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports, including Section 3-10 of Regulation S-X. Each annual report on Form 10-K will include a report on Regency Energy Partners’ consolidated financial statements by Regency Energy Partners’ independent registered public accounting firm. In addition, Regency Energy Partners will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time Regency Energy Partners is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Regency Energy Partners will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing; provided that, for so long as Regency Energy Partners is not subject to the periodic reporting requirements of the Exchange Act for any reason, the time period for filing reports on Form 8-K shall be 5 business days after the event giving rise to the obligation to file such report. Regency Energy Partners will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Regency Energy Partners’ filings for any reason, Regency Energy Partners will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Regency Energy Partners were required to file those reports with the SEC.

In addition, to the extent not satisfied by the foregoing, Regency Energy Partners will agree that for as long as the notes are outstanding, it will furnish the holders of the notes, securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Regency Energy Partners will be deemed to have furnished such reports to the trustee and the noteholders if it has filed such reports with the SEC using the EDGAR filing system and such reports are publicly available.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest on the notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)	failure by Regency Energy Partners or any Guarantor to make a Change of Control Offer or an Asset Sale Offer within the time periods set forth, or to consummate a purchase of notes when required pursuant to the terms described, under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales” or to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	failure by Regency Energy Partners for 90 days after notice to comply with the provisions described under “—Reports”;

(5)	failure by Regency Energy Partners or any Guarantor for 60 days after written notice to comply with any of its other agreements in the Indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Regency Energy Partners or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Regency Energy Partners or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity, and in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more, provided, however, that if, prior to any acceleration of the notes, (i) any such Payment Default is cured or waived, (ii) any such acceleration is rescinded, or (iii) such Indebtedness is repaid during the 10 business day period commencing upon the end of any applicable grace period for such Payment Default or the occurrence of such acceleration, as applicable, any Default or Event of Default (but not any acceleration of the notes) caused by such Payment Default or acceleration shall automatically be rescinded, so long as such rescission does not conflict with any judgment, decree or applicable law;

(7)	failure by an Issuer or any of Regency Energy Partners’ Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8)	except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its Obligations under its Note Guarantee; and

(9)	certain events of bankruptcy or insolvency described in the Indenture with respect to Finance Corp., Regency Energy Partners or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Finance Corp., Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners that is a Significant Subsidiary or any group of Restricted Subsidiaries of Regency Energy Partners that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default known to it if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

Subject to the provisions of the Indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security satisfactory to the trustee in its sole discretion against any loss, liability or expense. No holder of a note may pursue any remedy with respect to the Indenture unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity satisfactory to the trustee in its sole discretion against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the notes.

The Issuers and the Guarantors are required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuers and the Guarantors are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Recourse to Trustee, General Partner or Personal Liability of Directors, Officers, Employees and Stockholders

None of the trustee, the General Partner or any director, officer, partner, member, employee, incorporator, manager or unit holder or other owner of any Equity Interest of the Trustee, General Partner, the Issuers or any

Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the Note Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of the Issuers’ obligations discharged with respect to the outstanding notes and all Obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on, such notes when such payments are due from the trust referred to below;

(2)	the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ and the Guarantors’ Obligations in connection therewith; and

(4)	the “Legal Defeasance and Covenant Defeasance” provisions of the Indenture.

In addition, Regency Energy Partners may, at its option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants (including Regency Energy Partners’ obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture (“Covenant Defeasance”) and all Obligations of the Guarantors with respect to their Note Guarantees discharged, and thereafter any omission to comply with those covenants or Note Guarantees will not constitute a Default or Event of Default. If Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, receivership, rehabilitation and insolvency events relating to Regency Energy Partners) described under “—Events of Default and Remedies” will no longer constitute an Event of Default.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which Regency Energy Partners or any of its Subsidiaries is a party or by which Regency Energy Partners or any of its Subsidiaries is bound;

(6)	the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or others; and

(7)	the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on, the notes (other than as permitted by clause (7) below);

(7)	waive a redemption or repurchase payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

(9)	make any change in the preceding amendment, supplement and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuers, the Guarantors and the trustee may amend or supplement the Indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of an Issuer’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of such Issuer’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6)	to conform the text of the Indenture or the Note Guarantees to any provision of this “Description of the Exchange Notes” to the extent that such text of the Indenture or Note Guarantee was intended to reflect such provision of this “Description of the Exchange Notes”;

(7)	to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture;

(8)	to allow any Guarantor to execute a supplemental indenture and/or a notation of a Note Guarantee with respect to the notes or to reflect the addition or release of a Note Guarantee in accordance with the Indenture;

(9)	to secure the notes and/or the Note Guarantees; or

(10)	to provide for the reorganization of Regency Energy Partners as any other form of entity, in accordance with the second paragraph of “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder (except as to surviving rights of transfer or exchange of the notes and as otherwise specified in the Indenture), when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal and premium, if any, and accrued interest to the date of fixed maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Regency Energy Partners or any Guarantor is a party or by which Regency Energy Partners or any Guarantor is bound;

(3)	the Issuers or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Issuers have delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the notes at fixed maturity or on the redemption date, as the case may be.

In addition, the Issuers must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Issuers or any Guarantor, the Indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the trustee will exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, except at the direction of holders of at least a majority in aggregate principal amount of the notes then outstanding and unless such holders have offered to the trustee security or indemnity satisfactory to it in its sole discretion against any loss, liability or expense.

Governing Law

The Indenture, the notes and the Note Guarantees are governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and the Partnership Agreement without charge by writing to Regency Energy Partners LP at 2001 Bryan Street, Suite 3700, Dallas, Texas 75201, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“2013 Notes Issue Date” means December 12, 2006, the date of original issue of the Issuers’ 8 3⁄8% Senior Notes due 2013.

“Acquired Debt” means, with respect to any specified Person:

(1)

Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a

Subsidiary of, such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such Person merging with or becoming a Subsidiary of such specific Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control; provided, further, that any third Person which also beneficially owns 10% or more of the Voting Stock of a specified Person shall not be deemed to be an Affiliate of either the specified Person or the other Person merely because of such common ownership in such specified Person. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at August 1, 2023 (such redemption price being set forth under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through August 1, 2023 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any properties or assets; provided, however, that the sale, lease, conveyance or other disposition of all or substantially all of the properties or assets of Regency Energy Partners and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of Regency Energy Partners’ Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves properties or assets having a Fair Market Value of less than $10.0 million;

(2)	a transfer of properties or assets between or among Regency Energy Partners and its Restricted Subsidiaries;

(3)	an issuance or sale of Equity Interests by a Restricted Subsidiary of Regency Energy Partners to Regency Energy Partners or to a Restricted Subsidiary of Regency Energy Partners;

(4)	the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete properties or assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents, Hedging Obligations or other financial instruments in the ordinary course of business;

(6)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7)	any trade or exchange by Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners of properties or assets of any type for properties or assets of any type owned or held by another Person, including any disposition of some but not all of the Equity Interests of a Restricted Subsidiary of Regency Energy Partners in exchange for assets or properties and after which the Person whose Equity Interests have been so disposed of continues to be a Restricted Subsidiary, provided that the Fair Market Value of the properties or assets traded or exchanged by Regency Energy Partners or such Restricted Subsidiary (together with any cash or Cash Equivalents and liabilities assumed) is reasonably equivalent to the Fair Market Value of the properties or assets (together with any cash or Cash Equivalents and liabilities assumed) to be received by Regency Energy Partners or such Restricted Subsidiary; and provided further that any cash received must be applied in accordance with the provisions described above under the caption “—Repurchase at the Option of Holders—Asset Sales”; and

(8)	the creation or perfection of a Lien that is not prohibited by the covenant described above under the caption “—Certain Covenants—Liens,” and any disposition in connection with a Permitted Lien.

“Asset Sale Offer” has the meaning assigned to that term under “—Repurchase at the Option of Holders—Asset Sales.”

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that, if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Available Cash” has the meaning assigned to such term in the Partnership Agreement, as in effect on the 2013 Notes Issue Date.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors or board of managers of the general partner of the partnership or, if such general partner is itself a limited partnership, then the board of directors or board of managers of its general partner;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars or, in an amount up to the amount necessary or appropriate to fund local operating expenses, other currencies;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Regency Energy Partners and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than a Qualified Owner, which occurrence is followed by a Ratings Decline within 90 days; or

(2)	the adoption of a plan relating to the liquidation or dissolution of Regency Energy Partners or the removal of the General Partner by the limited partners of Regency Energy Partners; or

(3)

the consummation of any transaction (including any merger or consolidation), the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than a Qualified Owner, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the General Partner or of Regency Energy Partners, measured by voting power rather than number of shares, which occurrence is followed by a Ratings Decline within 90 days.

Notwithstanding the preceding, a conversion of Regency Energy Partners from a limited partnership to a corporation, limited liability company or other form of entity or an exchange of all of the outstanding limited partnership interests for capital stock in a corporation, for member interests in a limited liability company or for Equity Interests in such other form of entity shall not constitute a Change of Control, so long as immediately following such conversion or exchange either (i) the “persons” (as that term is used in Section 13(d)(3) of the Exchange Act) who Beneficially Owned the Capital Stock of Regency Energy Partners immediately prior to such transactions continue to Beneficially Own in the aggregate more than 50% of the Voting Stock of such entity, or continue to Beneficially Own sufficient Equity Interests in such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity, and, in either case no “person” (as that term is used in Section 13(d)(3) of the Exchange Act), excluding any Qualified Owner, Beneficially Owns more than 50% of the Voting Stock of such entity or (ii) one or more Qualified Owners in the aggregate own more than 50% of the Voting Stock of such entity.

“Change of Control Offer” has the meaning assigned to that term under “—Repurchase at the Option of Holders—Change of Control.”

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to (i) any extraordinary loss plus (ii) any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale or the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, in each case, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of all payments, if any, pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5)	unrealized non-cash losses resulting from foreign currency balance sheet adjustments required by GAAP to the extent such losses were deducted in computing such Consolidated Net Income; plus

(6)	all extraordinary or non-recurring items of gain or loss, or revenue or expense; minus

(7)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the aggregate Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, partners or members;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	unrealized losses and gains under derivative instruments included in the determination of Consolidated Net Income, including those resulting from the application of Statement of Financial Accounting Standards No. 133 will be excluded; and

(5)	any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or other charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity will be excluded.

“Consolidated Net Tangible Assets” means, with respect to any Person at any date of determination, the aggregate amount of total assets included in such Person’s most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after (i) adding the aggregate incremental amount of total assets that would have resulted from an acquisition of assets from an Affiliate that is accounted for as a pooling had it been accounted for using purchase accounting and (ii) deducting the following amounts: (a) all current liabilities reflected in such balance sheet, and (b) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

“Credit Agreement” means that certain Fifth Amended and Restated Credit Agreement, dated as of March 4, 2010, as amended by that certain Amendment Agreement No. 1 dated as of May 26, 2010 and that certain Amendment Agreement No. 2 dated as of May 2, 2011, as amended by that certain Amendment No. 3 dated as of December 15, 2011, and that certain Increase Joinder thereto dated as of August 22, 2012, as amended by that certain Amendment No. 4 dated as of February 15, 2013, by and among Regency Gas Services LP, Regency Energy Partners, the Guarantors party thereto, the lenders party thereto, Wells Fargo Bank, N.A., as administrative agent for the lenders and collateral agent for the secured parties, Wells Fargo Securities, LLC, Banc of America Securities LLC and RBS Securities Inc., as joint lead arrangers and joint bookmanagers, Bank of America, N.A. and The Royal Bank of Scotland plc, as co-syndication agents, JPMorgan Chase Bank, N.A., UBS Loan Finance LLC and Citibank, N.A., as senior managing agents, and Morgan Stanley Senior Funding Inc. and Barclays Bank plc, as co-documentation agents, providing for $1.15 billion of borrowings and letters of credit, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including increasing the amount of available borrowings thereunder).

“Credit Facilities” means, one or more debt facilities (including the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, accounts receivable financing (including through the sale of accounts receivable to such lenders or to special purpose entities formed to borrow from such lenders against such accounts receivable) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (including increasing the amount of available borrowings thereunder).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Equity” means any Equity Interest that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Equity Interest), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Equity Interest, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Equity Interest that would constitute Disqualified Equity solely because the holders of the Equity Interest have the right to require Regency Energy Partners to repurchase such Equity Interest upon the occurrence of a change of control or an asset sale will not constitute Disqualified Equity if the terms of such Equity Interest provide that Regency Energy Partners may not repurchase or redeem any such Equity Interest pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Subsidiary” means any Restricted Subsidiary of Regency Energy Partners that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Equity Interests (other than Disqualified Equity) made for cash on a primary basis by Regency Energy Partners after the date of the Indenture.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of Regency Energy Partners and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Regency Energy Partners (unless otherwise provided in the Indenture).

“FERC Subsidiary” means a Restricted Subsidiary of Regency Energy Partners that is subject to the regulatory jurisdiction of the Federal Energy Regulatory Commission (or any successor thereof) under Section 7(c) of the Natural Gas Act of 1938.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. If the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Equity subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Equity, and the use of the proceeds therefrom, as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, including any Consolidated Cash Flow and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial or accounting officer of Regency Energy Partners (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto);

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	interest income reasonably anticipated by such Person to be received during the applicable four quarter period from cash or Cash Equivalents held by such Person or any Restricted Subsidiary of such Person, which cash or Cash Equivalents exist on the Calculation Date or will exist as a result of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio, will be included;

(5)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the average rate in effect from the beginning of the applicable period to the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and

(6)	if any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation.

“Fixed Charges” means, with respect to any specified Person for any period, (A) the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)

all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Equity of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Regency Energy Partners (other than Disqualified Equity) or to Regency Energy Partners or a Restricted Subsidiary of Regency Energy Partners; minus

(B) to the extent included in (A) above, write-offs of deferred financing costs of such Person and its Restricted Subsidiaries during such period and any charge related to, or any premium or penalty paid in connection with, paying any such Indebtedness of such Person and its Restricted Subsidiaries prior to its Stated Maturity.

“GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time.

“General Partner” means Regency GP LLC, a Delaware limited liability company, and its successors and permitted assigns as general partner of Regency GP LP, a Delaware limited partnership, and its successors and permitted assigns as general partner of Regency Energy Partners or as the business entity with the ultimate authority to manage the business and operations of Regency Energy Partners.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means each of:

(1)	the Subsidiaries of Regency Energy Partners, other than Finance Corp. and the Edwards Lime Entities, executing the Indenture as initial Guarantors; and

(2)	any other Subsidiary of Regency Energy Partners that becomes a Guarantor in accordance with the provisions of the Indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person incurred in the ordinary course of business and not for speculative purposes under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements entered into with one or more financial institutions and designed to reduce costs of borrowing or to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in interest rates with respect to Indebtedness incurred;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk;

(3)	foreign exchange contracts and currency protection agreements entered into with one of more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in currency exchanges rates with respect to Indebtedness incurred;

(4)	any commodity futures contract, commodity option or other similar agreement or arrangement designed to protect against fluctuations in the price of Hydrocarbons used, produced, processed or sold by that Person or any of its Restricted Subsidiaries at the time; and

(5)	other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against fluctuations in currency exchange rates or commodity prices.

“HPC” means RIGS Haynesville Partnership Co., a Delaware general partnership, and its successors and assigns.

“Hydrocarbons” means crude oil, natural gas, natural gas liquids, casinghead gas, drip gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of bankers’ acceptances;

(4)	representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, the following shall not constitute “Indebtedness”;

(1)	accrued expenses and trade accounts payable arising in the ordinary course of business;

(2)	any obligation of Regency Energy Partners or any of its Restricted Subsidiaries in respect of bid, performance, surety and similar bonds issued for the account of Regency Energy Partners and any of its Restricted Subsidiaries in the ordinary course of business, including Guarantees and obligations of Regency Energy Partners or any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case other than an obligation for money borrowed);

(3)	any Indebtedness that has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Government Securities (in an amount sufficient to satisfy all such Indebtedness at fixed maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such Indebtedness and subject to no other Liens, and the other applicable terms of the instrument governing such Indebtedness;

(4)	any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within five business days of its incurrence; and

(5)	any obligation arising from any agreement providing for indemnities, guarantees, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than guarantees of Indebtedness) incurred by any Person in connection with the acquisition or disposition of assets.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (1) commission, travel and similar advances to officers and employees made in the ordinary course of business and (2) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Regency Energy Partners such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Regency Energy Partners, Regency Energy Partners will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Regency Energy Partners’ Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Joint Venture” means any Person that is not a direct or indirect Subsidiary of Regency Energy Partners in which Regency Energy Partners or any of its Restricted Subsidiaries makes any Investment.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement. In no event shall a right of first refusal be deemed to constitute a Lien.

“Lone Star” means Lone Star NGL LLC, a Delaware limited liability company (formerly, ETP-Regency Midstream Holdings, LLC), and its successors and assigns.

“MEP” means Midcontinent Express Pipeline LLC, a Delaware limited liability company, and its successors and assigns.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or the extinguishment of any Indebtedness of such Person; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by Regency Energy Partners or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1)	the direct costs relating to such Asset Sale, including legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale,

(2)	taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(3)

amounts required to be applied to the repayment of Indebtedness, other than revolving credit Indebtedness except to the extent resulting a permanent reduction in availability of such Indebtedness under a Credit Facility, secured by a Lien on the properties or assets that were the subject of such Asset

Sale and all distributions and payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale, and

(4)	any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets or for liabilities associated with such Asset Sale and retained by Regency Energy Partners or any of its Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to Regency Energy Partners or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither Regency Energy Partners nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise or (c) is the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Regency Energy Partners or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Regency Energy Partners or any of its Restricted Subsidiaries except as contemplated by clause (10) of the definition of Permitted Liens.

For purposes of determining compliance with the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Equity” above, if any Non-Recourse Debt of any of Regency Energy Partners’ Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of Regency Energy Partners.

“Note Guarantee” means the Guarantee by each Guarantor of the Issuers’ obligations under the Indenture and the notes, pursuant to the provisions of the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Operating Surplus” has the meaning assigned to such term in the Partnership Agreement, as in effect on the 2013 Notes Issue Date.

“Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP, dated as of February 3, 2006, as amended as of the date of Indenture, and as such may be further amended, modified or supplemented from time to time.

“PEPL Holdings” means PEPL Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of Southern Union.

“Permitted Business” means either (1) gathering, transporting, treating, processing, marketing, distributing, fractionating, storing or otherwise handling Hydrocarbons, or activities or services reasonably related or ancillary thereto including entering into Hedging Obligations to support these businesses, or (2) any other business that generates gross income that constitutes “qualifying income” under Section 7704(d) of the Code.

“Permitted Business Investments” means Investments by Regency Energy Partners or any of its Restricted Subsidiaries in any Unrestricted Subsidiary of Regency Energy Partners or in any Joint Venture, provided that:

(1)	either (a) at the time of such Investment and immediately thereafter, Regency Energy Partners could incur $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Equity” above or (b) such Investment does not exceed the aggregate amount of Incremental Funds (as defined in the covenant described under “—Certain Covenants—Restricted Payments”) not previously expended at the time of making such Investment;

(2)	if such Unrestricted Subsidiary or Joint Venture has outstanding Indebtedness at the time of such Investment, either (a) all such Indebtedness is Non-Recourse Debt or (b) any such Indebtedness of such Unrestricted Subsidiaries or Joint Venture that is recourse to Regency Energy Partners or any of its Restricted Subsidiaries (which shall include all Indebtedness of such Unrestricted Subsidiary or Joint Venture for which Regency Energy Partners or any of its Restricted Subsidiaries may be directly or indirectly, contingently or otherwise, obligated to pay, whether pursuant to the terms of such Indebtedness, by law or pursuant to any guarantee, including any “claw-back,” “make-well” or “keepwell” arrangement) could, at the time such Investment is made, be incurred at that time by Regency Energy Partners and its Restricted Subsidiaries under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Equity”; and

(3)	such Unrestricted Subsidiary’s or Joint Venture’s activities are not outside the scope of the Permitted Business.

“Permitted Investments” means:

(1)	any Investment in Regency Energy Partners or in a Restricted Subsidiary of Regency Energy Partners;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Regency Energy Partners; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, Regency Energy Partners or a Restricted Subsidiary of Regency Energy Partners;

(4)	any Investment made as a result of the receipt of non-cash consideration from:

(a)	an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”; or

(b)	pursuant to clause (7) of the items deemed not to be Asset Sales under the definition of “Asset Sale”;

(5)	any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Equity) of Regency Energy Partners;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Regency Energy Partners or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or as a result of a foreclosure by Regency Energy Partners or any of its Restricted Subsidiaries with respect to any secured Investment in default; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations permitted to be incurred;

(8)	loans or advances to employees made in the ordinary course of business of Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(9)	repurchases of the notes;

(10)	any Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, workers’ compensation and performance and other similar deposits and prepaid expenses made in the ordinary course of business;

(11)	Permitted Business Investments; and

(12)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed the greater of (a) $25.0 million and (b) 2.5% of Regency Energy Partners’ Consolidated Net Tangible Assets.

“Permitted Liens” means:

(1)	Liens securing any Indebtedness under any of the Credit Facilities and all Obligations and Hedging Obligations relating to such Indebtedness;

(2)	Liens in favor of Regency Energy Partners or the Guarantors;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Regency Energy Partners or any Subsidiary of Regency Energy Partners; provided that such Liens were in existence prior to such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Regency Energy Partners or the Subsidiary;

(4)	Liens on property existing at the time of acquisition of the property by Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Equity” covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the Indenture (other than Liens securing the Credit Facilities);

(8)	Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(9)	Liens on any property or asset acquired, constructed or improved by Regency Energy Partners or any of its Restricted Subsidiaries (a “Purchase Money Lien”), which (a) are in favor of the seller of such property or assets, in favor of the Person developing, constructing, repairing or improving such asset or property, or in favor of the Person that provided the funding for the acquisition, development, construction, repair or improvement cost, as the case may be, of such asset or property, (b) are created within 360 days after the acquisition, development, construction, repair or improvement, (c) secure the purchase price or development, construction, repair or improvement cost, as the case may be, of such asset or property in an amount up to 100% of the Fair Market Value of such acquisition, construction or improvement of such asset or property, and (d) are limited to the asset or property so acquired, constructed or improved (including the proceeds thereof, accessions thereto and upgrades thereof);

(10)	Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any Joint Venture owned by Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners to the extent securing Non-Recourse Debt or other Indebtedness of such Unrestricted Subsidiary or Joint Venture;

(11)	Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Regency Energy Partners or any of its Restricted Subsidiaries on deposit with or in possession of such bank;

(12)	Liens to secure performance of Hedging Obligations of Regency Energy Partners or any of its Restricted Subsidiaries;

(13)	Liens arising under construction contracts, interconnection agreements, operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farmout agreements, division orders, contracts for purchase, gathering, processing, sale, transportation or exchange of crude oil, natural gas liquids, condensate and natural gas, natural gas storage agreements, unitization and pooling declarations and agreements, area of mutual interest agreements, real property leases and other agreements arising in the ordinary course of business of Regency Energy Partners and its Restricted Subsidiaries that are customary in the Permitted Business;

(14)	Liens upon specific items of inventory, receivables or other goods or proceeds of Regency Energy Partners or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances or receivables securitizations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory, receivables or other goods or proceeds and permitted by the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Equity”;

(15)	Liens securing any Indebtedness equally and ratably with all Obligations due under the notes or any Note Guarantee pursuant to a contractual covenant that limits Liens in a manner substantially similar to the covenant described above under “—Certain Covenants—Liens”;

(16)	Liens incurred in the ordinary course of business of Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners; provided, however, that, after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness then outstanding and secured by any Liens pursuant to this clause (16) dates not exceed 5.0% of Regency Energy Partners’ Consolidated Net Tangible Assets at such time; and

(17)	any Lien renewing, extending, refinancing or refunding a Lien permitted by clauses (1) through (16) above; provided that (a) the principal amount of Indebtedness secured by such Lien does not exceed the principal amount of such Indebtedness outstanding immediately prior to the renewal, extension, refinance or refund of such Lien, plus all accrued interest on the Indebtedness secured thereby and the amount of all fees, expenses and premiums incurred in connection therewith, and (b) no assets encumbered by any such Lien other than the assets permitted to be encumbered immediately prior to such renewal, extension, refinance or refund are encumbered thereby.

After termination of the covenants referred to in the first paragraph of “—Certain Covenants—Termination of Covenants,” for purposes of complying with the “Liens” covenant, the Liens described in clauses (1) and (17) of this definition of “Permitted Liens” will be Permitted Liens only to the extent those Liens secure Indebtedness not exceeding, at the time of determination, 10% of the Consolidated Net Tangible Assets of Regency Energy Partners. Once effective, this 10% limitation on Permitted Liens will continue to apply during any later period in which the notes do not have an Investment Grade Rating by both Rating Agencies.

“Permitted Refinancing Indebtedness” means any Indebtedness of Regency Energy Partners or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, other Indebtedness of Regency Energy Partners or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes or the Note Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes or the Note Guarantees, on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by Regency Energy Partners or by the Restricted Subsidiary that is the obligor on or guarantor of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualified Owner” means any of (i) LE GP, L.L.C., Energy Transfer Equity, L.P. and Energy Transfer Partners, L.P., (ii) any Person who Beneficially Owns more than 50% of the Voting Stock of any entity specified in clause (i) above or who Beneficially Owns sufficient Equity Interests in such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity and (iii) any subsidiary of any entity specified in either clause (i) or clause (ii) above.

“Ranch JV” means Ranch Westex JV LLC, a Delaware limited liability company, and its successors and assigns.

“Rating Agencies” means Moody’s and S&P.

“Ratings Categories” means:

(1)	with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

(2)	with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories).

“Ratings Decline” means a decrease in the rating of the notes by both Moody’s and S&P by one or more gradations (including gradations within Rating Categories as well as between Rating Categories). In determining whether the rating of the notes has decreased by one or more gradations, gradations within Ratings Categories, namely + or – for S&P, and 1, 2 and 3 for Moody’s, will be taken into account; for example, in the case of S&P, a ratings decline either from BB+ to BB or BB to BB- will constitute a decrease of one gradation.

“Reporting Default” means a Default described in clause (4) under “—Events of Default and Remedies.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Notwithstanding anything in the indenture to the contrary, Finance Corp. shall be a Restricted Subsidiary of Regency Energy Partners.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Senior Indebtedness” means with respect to any Person, Indebtedness of such Person, unless the instrument creating or evidencing such Indebtedness provides that such Indebtedness is subordinate in right of payment to the notes or the Note Guarantee of such Person, as the case may be.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

“Southern Union” means Southern Union Company, a Delaware corporation.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (whether general or limited) or limited liability company (a) the sole general partner or member of which is such Person or a Subsidiary of such Person, or (b) if there is more than a single general partner or member, either (x) the only managing general partners or managing members of which are such Person or one or more Subsidiaries of such Person (or any combination thereof) or (y) such Person owns or controls, directly or indirectly, a majority of the outstanding general partner interests, member interests or other Voting Stock of such partnership or limited liability company, respectively.

“SUGS Acquisition” means the acquisition by Regency Energy Partners of all the equity interests in Southern Union Gathering Company, LLC, a Delaware limited liability company, pursuant to the SUGS Contribution Agreement.

“SUGS Contribution Agreement” means that certain Contribution Agreement, dated as of February 27, 2013, by and among Southern Union, Regency Energy Partners, Regency Western G&P LLC, a Delaware limited liability company, and for limited purposes set forth therein, ETP Holdco Corporation, a Delaware corporation, Energy Transfer Equity, L.P., a Delaware limited partnership, Energy Transfer Partners, L.P., a Delaware limited partnership, and ETC Texas Pipeline, Ltd., a Texas limited partnership, as amended by Amendment No. 1 thereto dated April 16, 2013.

“Treasury Rate” means, with respect to any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 1, 2023; provided, however, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, Regency Energy Partners shall obtain the Treasury Rate by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to August 1, 2023, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used. Regency Energy Partners will (a) calculate the Treasury Rate on the second business day preceding the applicable redemption date and (b) prior to such redemption date file with the trustee an officers’ certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“Unrestricted Subsidiary” means any Subsidiary of Regency Energy Partners (other than Finance Corp. or any successor to it) that is designated by the Board of Directors of the General Partner as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	except to the extent permitted by subclause (2)(b) of the definition of “Permitted Business Investments,” has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted under clause (4) of the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Regency Energy Partners or any Restricted Subsidiary of Regency Energy Partners unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Regency Energy Partners or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Regency Energy Partners;

(3)	is a Person with respect to which neither Regency Energy Partners nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Regency Energy Partners or any of its Restricted Subsidiaries.

All Subsidiaries of an Unrestricted Subsidiary shall be also Unrestricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY; DELIVERY AND FORM

The private notes are represented by, and the exchange notes will be represented by, one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company (“DTC”).

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which are called DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, shown on, and transfer of principal amount of the global notes to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records, maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note.

Exchanges Among the Global Notes

Transfers involving exchanges of beneficial interests between global notes will be effected in DTC by means of an instruction originated by the applicable Trustee through DTC’s Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of a global note and a corresponding increase in the principal amount of another global note. Any beneficial interest in one of the global notes that is transferred to a person who takes delivery in the form of an interest in the other global note will, upon transfer, cease to be an interest in such global note and will become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other global note for so long as it remains such an interest.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934

DTC was created to hold securities its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system, including the Euroclear System or Clearstream Banking, S.A. (as indirect participants in DTC). All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, oil the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note to DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in their respective settlement systems. However, DTC, Euroclear and Clearstream are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC. Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or certain other events provided in the indenture should occur.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain U.S. federal income tax considerations relevant to the exchange of the private notes for the exchange notes pursuant to the exchange offer, but does not purport to be a complete analysis of all potential tax effects relating thereto. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the statements made and conclusions reached in the following discussion.

This discussion does not address all U.S. federal income tax consequences that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

Holders of notes should consult their tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any, state, local, foreign, or other tax laws, including gift and estate tax laws, and any tax treaties.

Exchange Pursuant to the Exchange Offer

The exchange of private notes for exchange notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the private notes. Accordingly, the exchange of private notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the private notes exchanged therefor and the same tax consequences to holders as the private notes have to holders, including the same issue price, adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of the exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For such period of time as any broker-dealer subject to the prospectus delivery requirements of the Securities Act must comply with such requirements, from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the guarantees thereof will be passed upon for us by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The audited consolidated financial statements of Regency Energy Partners LP and subsidiaries as of December 31, 2012 and 2011 and for the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Regency Energy Partners LP for the period from May 26, 2010 to December 31, 2010 and the period from January 1, 2010 to May 25, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RIGS Haynesville Partnership Co. and subsidiaries as of December 31, 2012 and 2011 and for the years then ended incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RIGS Haynesville Partnership Co. for the year ended December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Midcontinent Express Pipeline LLC as of and for the years ended December 31, 2012 and 2011 and as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and for the seven-month period ended December 31, 2010, included in Exhibits 99.4 and 99.5, respectively, of Regency Energy Partners LP’s Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Lone Star NGL LLC and subsidiaries as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and for the period from inception (March 21, 2011) to December 31, 2011 incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of LDH Energy Asset Holdings LLC as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, included in Exhibit 99.7 of Regency Energy Partners LP’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 1, 2013, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated by reference herein. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Southern Union Gathering Company, LLC and subsidiaries as of December 31, 2012 and for the period from March 26, 2012 to December 31, 2012 and for the period from January 1, 2012 to March 25, 2012 incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of PEPL Holdings, LLC and subsidiaries as of December 31, 2012 and for the period from March 26, 2012 to December 31, 2012 and for the period from January 1, 2012 to March 25, 2012 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Panhandle Eastern Pipe Line Company, LP and its subsidiaries (predecessor to PEPL Holdings, LLC and subsidiaries) as of December 31, 2011 and for each of the two years in the period ended December 31, 2011 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of PVR Partners, L.P. as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

PEPL HOLDINGS, LLC

Page
For the Period Ended December 31, 2012
Report of Independent Registered Public Accounting Firm	F-3
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-5
Consolidated Statements of Operations for the Period from March 26, 2012 to December 31, 2012, the Period from January 1, 2012 to March 25, 2012 and the years ended December 31, 2011 and 2010	F-7

Consolidated Statements of Comprehensive Income for the Period from March 26, 2012 to December  31, 2012, the Period from January 1, 2012 to March 25, 2012 and the years ended December 31, 2011 and 2010

F-8
Consolidated Statement of Equity for the Period from March 26, 2012 to December 31, 2012, the Period from January 1, 2012 to March 25, 2012 and the years ended December 31, 2011 and 2010	F-9
Consolidated Statements of Cash Flows for the Period from March 26, 2012 to December 31, 2012, the Period from January 1, 2012 to March 25, 2012 and the years ended December 31, 2011 and 2010	F-10
Notes to Consolidated Financial Statements	F-11

For the Nine Months Ended September 30, 2013
Condensed Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012	F-40
Condensed Consolidated Statements of Operations for the three months ended September 30, 2013 and 2012	F-42

Condensed Consolidated Statements of Comprehensive Income for the nine months ended September  30, 2013, the Period from March 26, 2012 to September 30, 2012 and the Period from January 1, 2012 to March 25, 2012

F-44
Condensed Consolidated Statement of Equity for the nine months ended September 30, 2013	F-45
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2013, the Period from March 26, 2012 to September 30, 2012 and the Period from January 1, 2012 to March 25, 2012	F-46
Notes to Condensed Consolidated Financial Statements	F-47

Definitions

The abbreviations, acronyms and industry terminology used in these consolidated financial statements are defined as follows:

ARO	Asset retirement obligation
Btu	British thermal units
Citrus	Citrus Corp.
CrossCountry Citrus	CrossCountry Citrus, LLC
CrossCountry Energy	CrossCountry Energy, LLC
EITR	Effective Income Tax Rate
EPA	United States Environmental Protection Agency
ETC	Energy Transfer Company, a wholly-owned subsidiary of ETP
ETE	Energy Transfer Equity, L.P.
ETP	Energy Transfer Partners, L.P.
FERC	Federal Energy Regulatory Commission
GAAP	Accounting principles generally accepted in the United States of America
HAPs	Hazardous air pollutants
Holdco	ETP Holdco Corporation
KDHE	Kansas Department of Health and Environment
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
LNG Holdings	Trunkline LNG Holdings, LLC
MGE	Missouri Gas Energy, Inc.
MMBtu	Million British thermal units
OPEB	Other postretirement employee benefits
Panhandle	PEPL and its subsidiaries
PCBs	Polychlorinated biphenyls
PEPL	Panhandle Eastern Pipe Line Company, LP
PEPL Holdings	PEPL Holdings, LLC
ppb	parts per billion
PRPs	Potentially responsible parties
SARs	Stock appreciation rights
Sea Robin	Sea Robin Pipeline Company, LLC
SEC	United States Securities and Exchange Commission
Southern Union	Southern Union Company
Southwest Gas	Pan Gas Storage, LLC (d.b.a. Southwest Gas)
Sunoco	Sunoco, Inc.
Trunkline	Trunkline Gas Company, LLC
Trunkline LNG	Trunkline LNG Company, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Southern Union Company and Board of Managers of

PEPL Holdings, LLC

We have audited the accompanying consolidated balance sheet of PEPL Holdings, LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for the period from March 26, 2012 to December 31, 2012 and for the period from January 1, 2012 to March 25, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PEPL Holdings, LLC and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the period from March 26, 2012 to December 31, 2012 and for the period from January 1, 2012 to March 25, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Houston, Texas

November 7, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Southern Union Company and Board of Managers

of Panhandle Eastern Pipe Line Company, LP:

In our opinion, the consolidated balance sheet as of December 31, 2011 and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for each of two years in the period ended December 31, 2011 present fairly, in all material respects, the financial position of Panhandle Eastern Pipe Line Company, LP and its subsidiaries (predecessor to PEPL Holdings, LLC and subsidiaries) at December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 24, 2012

PEPL HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)

	Successor	Predecessor
	December 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—
Accounts receivable net of allowances of nil and $1, respectively	74	76
Accounts receivable from related companies	14	6
Natural gas imbalances receivable	10	53
Note receivable from related party	—	342
System natural gas and operating supplies	144	115
Other	20	21

Total current assets	262	613

PROPERTY, PLANT AND EQUIPMENT:
Plant in service	4,076	4,046
Construction work in progress	45	42

	4,121	4,088
Accumulated depreciation and amortization	(57)	(733)

Net property, plant and equipment	4,064	3,355

GOODWILL	1,785	—
NOTE RECEIVABLE FROM RELATED PARTY	831	688
OTHER NON-CURRENT ASSETS	108	19

Total assets	$7,050	$4,675

The accompanying notes are an integral part of these consolidated financial statements.

PEPL HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)

	Successor	Predecessor
	December 31, 2012	December 31, 2011
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$258	$342
Accounts payable	12	13
Accounts payable to related companies	27	52
Natural gas imbalances — payable	130	145
Accrued taxes	13	18
Accrued interest	13	14
Capital accruals	13	11
Other	56	56

Total current liabilities	522	651

LONG-TERM DEBT, less current portion	1,499	1,624
DEFERRED INCOME TAXES	853	538
OTHER NON-CURRENT LIABILITIES	135	70
COMMITMENTS AND CONTINGENCIES (Note 15)
EQUITY:
Member’s equity	4,050	—
Partners’ capital	—	1,809
Accumulated other comprehensive loss	(9)	(16)
Tax sharing note receivable — related party	—	(1)

Total equity	4,041	1,792

Total liabilities and equity	$7,050	$4,675

The accompanying notes are an integral part of these consolidated financial statements.

PEPL HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions)

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
OPERATING REVENUES:
Transportation and storage of natural gas	$417	$140	$574	$561
LNG terminalling	166	51	220	199
Other	9	3	10	9

Total operating revenues	592	194	804	769

OPERATING EXPENSES:
Operating, maintenance and general	173	53	221	216
Operating, maintenance and general — affiliate	61	14	58	55
Depreciation and amortization	125	30	128	123
Taxes, other than on income	28	9	35	36

Total operating expenses	387	106	442	430

OPERATING INCOME	205	88	362	339
OTHER INCOME (EXPENSE):
Interest expense	(43)	(25)	(108)	(103)
Interest income — affiliates	2	2	9	9

Total other expenses, net	(41)	(23)	(99)	(94)

INCOME BEFORE INCOME TAX EXPENSE	164	65	263	245
Income tax expense	76	25	95	97

NET INCOME	$88	$40	$168	$148

The accompanying notes are an integral part of these consolidated financial statements.

PEPL HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in millions)

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Net income	$88	$40	$168	$148
Other comprehensive income (loss), net of tax:
Reclassification of unrealized loss on interest rate hedges into earnings	—	3	13	13
Change in fair value of interest rate hedges	—	—	(1)	(8)
Actuarial loss relating to postretirement benefits	(9)	—	(10)	(1)
Reclassification of prior service credit relating to other postretirement benefits into earnings	—	—	(1)	(1)

	(9)	3	1	3

Comprehensive income	$79	$43	$169	$151

The accompanying notes are an integral part of these consolidated financial statements.

PEPL HOLDINGS, LLC

CONSOLIDATED STATEMENT OF EQUITY

(Dollars in millions)

	Member’s Equity	Partners’ Capital	Accumulated Other Comprehensive Loss	Tax Sharing Note Receivable- Related Party	Total
Predecessor
Balance, December 31, 2009	$—	$1,493	$(20)	$(5)	$1,468
Tax sharing receivable — Southern Union	—	—	—	2	2
Net income	—	148	—	—	148
Other comprehensive income, net of tax	—	—	3	—	3

Balance, December 31, 2010	—	1,641	(17)	(3)	1,621

Tax sharing receivable — Southern Union	—	—	—	2	2
Net income	—	168	—	—	168
Other comprehensive income, net of tax	—	—	1	—	1

Balance, December 31, 2011	—	1,809	(16)	(1)	1,792

Tax sharing receivable — Southern Union	—	—	—	—	—
Net income	—	40	—	—	40
Other comprehensive income, net of tax	—	—	3	—	3

Balance, March 25, 2012	$—	$1,849	$(13)	$(1)	$1,835

Successor
Balance, March 26, 2012	$3,962	$—	$—	$(1)	$3,961
Tax sharing receivable — Southern Union	—	—	—	1	1
Net income	88	—	—	—	88
Other comprehensive loss, net of tax	—	—	(9)	—	(9)

Balance, December 31, 2012	$4,050	$—	$(9)	$—	$4,041

The accompanying notes are an integral part of these consolidated financial statements.

PEPL HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$88	$40	$168	$148
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	125	30	128	123
Deferred income taxes	86	19	76	52
Amortization of costs charged to interest	(24)	—	—	—
Net gain on curtailment of OPEB benefits	(11)	—	—	—
Changes in operating assets and liabilities, net of Merger impact	(77)	23	(28)	(21)

Net cash flows provided by operating activities	187	112	344	302

CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in note receivable — related parties	(55)	255	(207)	(128)
Net (decrease) increase in income taxes payable — related parties	(43)	5	(10)	21
Additions to property, plant and equipment	(90)	(28)	(111)	(161)
Plant retirements and other	—	—	—	7

Net cash flows (used in) provided by investing activities	(188)	232	(328)	(261)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt	—	455	—	—
Repayment of debt	—	(797)	(18)	(41)
Issuance costs of debt	—	(2)	—	—
Other	1	—	2	—

Net cash flows provided by (used in) financing activities	1	(344)	(16)	(41)

INCREASE IN CASH AND CASH EQUIVALENTS	—	—	—	—
CASH AND CASH EQUIVALENTS, beginning of period	—	—	—	—

CASH AND CASH EQUIVALENTS, end of period	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

PEPL HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts are in millions)

1.	OPERATIONS AND ORGANIZATION:

PEPL Holdings, LLC (PEPL Holdings) was formed in September 2011 and had no assets or operations until the ETE Merger on March 26, 2012, when Southern Union contributed all of the ownership interests in Panhandle and Southern Union Panhandle, LLC (collectively, the “Panhandle Interests”) to PEPL Holdings. Southern Union Panhandle, LLC serves as the general partner of PEPL and owns a 1% general partnership interest in PEPL. PEPL Holdings owns a 99% limited partnership interest in PEPL.

As further described under “Predecessor/Successor Presentation” in Note 2, Panhandle is reflected as “predecessor” in these consolidated financial statements for periods prior to March 26, 2012, and PEPL Holdings is reflected as “successor” in these consolidated financial statements beginning March 26, 2012. References to “we,” “us,” and the “Company” are used throughout these notes to consolidated financial statements to mean Panhandle as the predecessor and PEPL Holdings as the successor.

The Company is primarily engaged in the interstate transportation and storage of natural gas and also provides LNG terminalling and regasification services and is subject to the rules and regulations of the FERC. The Company’s entities include the following:

•	PEPL, an indirect wholly-owned subsidiary of Southern Union, which is an indirect wholly-owned subsidiary of ETE;

•	Trunkline, a direct wholly-owned subsidiary of PEPL;

•	Sea Robin, an indirect wholly-owned subsidiary of PEPL;

•	LNG Holdings, an indirect wholly-owned subsidiary of PEPL;

•	Trunkline LNG, a direct wholly-owned subsidiary of LNG Holdings; and

•	Southwest Gas, a direct wholly-owned subsidiary of PEPL.

The Company’s assets consist of interstate pipelines that transport natural gas from the Gulf of Mexico, South Texas and the panhandle regions of Texas and Oklahoma to major U.S. markets in the Midwest and Great Lakes region, as well as, owned underground storage capacity. The Company also owns and operates an LNG import terminal located on Louisiana’s Gulf Coast, as well as, an above ground LNG storage facility.

See Note 3 for information related to Southern Union’s merger with ETE and the completion of the Holdco Transaction.

2.	ESTIMATES, SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

Basis of Presentation. The Company’s consolidated financial statements have been prepared in accordance with GAAP.

Principles of Consolidation. The consolidated financial statements include the accounts of all majority-owned subsidiaries, after eliminating significant intercompany transactions and balances. Investments in which the Company has significant influence over the operations of the investee are accounted for using the equity method.

Predecessor/Successor Presentation. PEPL Holdings did not have any assets or operations prior to March 26, 2012. On March 26, 2012, Southern Union contributed all of the ownership interest in Panhandle and Southern Union Panhandle, LLC to PEPL Holdings. Panhandle is reflected as “predecessor” in these consolidated financial statements for periods prior to March 26, 2012, and PEPL Holdings is reflected as “successor” in these consolidated financial statements beginning March 26, 2012.

Also on March 26, 2012, Southern Union merged with ETE, which was accounted for by ETE using business combination accounting. Under this method, the purchase price paid by the acquirer is allocated to the assets acquired and liabilities assumed as of the acquisition date based on their fair value. By the application of “push-down” accounting, Panhandle’s assets, liabilities and partners’ capital were accordingly adjusted to fair value on March 26, 2012. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions. See Note 3 for a discussion of the estimated fair values of assets and liabilities recorded in connection with the ETE Merger.

Due to the application of “push-down” accounting, the “predecessor” and “successor” periods in the Company’s financial statements and certain footnote disclosures reflect the application of two different bases of accounting.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less. Total cash balances at December 31, 2012, 2011 and 2010 were each less than 1 million, respectively.

Non-cash investing and financing activities and supplemental cash flow information are as follows:

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Supplemental Cash Flow Information:
Cash paid for interest, net of interest capitalized	$75	$17	$106	$102
Cash paid for income taxes	32	—	35	22

Inventories. System natural gas and operating supplies consist of natural gas held for operations and materials and supplies, both of which are carried at the lower of weighted average cost or market, while natural gas owed back to customers is valued at market. The natural gas held for operations that the Company does not expect to consume in its operations in the next twelve months is reflected in non-current assets.

The following table presents the components of inventory at the dates indicated:

	Successor	Predecessor
	December 31, 2012	December 31, 2011
Current
Natural gas (1)	$124	$96
Materials and supplies	20	19

Total current	144	115
Non-Current
Natural gas (1)	—	3

	$144	$118

(1)	Natural gas volumes held for operations at December 31, 2012 and 2011 were 34,891,000 MMBtu and 29,718,000 MMBtu, respectively.

Natural Gas Imbalances. Natural gas imbalances occur as a result of differences in volumes of natural gas received and delivered. The Company records natural gas imbalance in-kind receivables and payables at cost or market, based on whether net imbalances have reduced or increased system natural gas balances, respectively. Net imbalances that have reduced system natural gas are valued at the cost basis of the system natural gas, while net imbalances that have increased system natural gas and are owed back to customers are priced, along with the corresponding system natural gas, at market.

Fuel Tracker. The fuel tracker is the cumulative balance of compressor fuel volumes owed to the Company by its customers or owed by the Company to its customers. The customers, pursuant to each pipeline’s tariff and related contracts, provide all compressor fuel to the pipeline based on specified percentages of the customer’s natural gas volumes delivered into the pipeline. The percentages are designed to match the actual natural gas consumed in moving the natural gas through the pipeline facilities, with any difference between the volumes provided versus volumes consumed reflected in the fuel tracker. The tariff of Trunkline Gas, in conjunction with the customers’ contractual obligations, allows the Company to record an asset and direct bill customers for any fuel ultimately under-recovered. The other FERC-regulated Panhandle entities record an expense when fuel is under-recovered or record a credit to expense to the extent any under-recovered prior period balances are subsequently recouped as they do not have such explicit billing rights specified in their tariffs. Liability accounts are maintained for net volumes of compressor fuel natural gas owed to customers collectively. The pipelines’ fuel reimbursement is in-kind and non-discountable.

Property, Plant and Equipment.

Additions. Ongoing additions of property, plant and equipment are stated at cost. The Company capitalizes all construction-related direct labor and material costs, as well as indirect construction costs. Such indirect construction costs primarily include capitalized interest costs (more fully described below in the Interest Cost Capitalized accounting policies disclosure) and labor and related costs of departments associated with supporting construction activities. The indirect capitalized labor and related costs are largely based upon results of periodic time studies or management reviews of time allocations, which provide an estimate of time spent supporting construction projects. The cost of replacements and betterments that extend the useful life of property, plant and equipment is also capitalized. The cost of repairs and replacements of minor property, plant and equipment items is charged to expense as incurred.

Retirements. When ordinary retirements of property, plant and equipment occur, the original cost less salvage value is removed by a charge to accumulated depreciation and amortization, with no gain or loss recorded. When entire regulated operating units of property, plant and equipment are retired or sold, the original cost less salvage value and related accumulated depreciation and amortization accounts are removed, with any resulting gain or loss recorded in earnings.

Depreciation. The Company computes depreciation expense using the straight-line method.

Interest Cost Capitalized. The Company capitalizes interest on certain qualifying assets that are undergoing activities to prepare them for their intended use. Interest costs incurred during the construction period are capitalized and amortized over the life of the assets.

For additional information, see Note 13.

Asset Impairment. An impairment loss is recognized when the carrying amount of a long-lived asset used in operations is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Goodwill. Goodwill resulting from a purchase business combination is not amortized, but instead is tested for impairment at the Company’s reporting unit level at least annually as of November 30 by applying a fair-value based test. The annual impairment test is updated if events or circumstances occur that would more likely than not reduce the fair value of the reporting unit below its book carrying value. No goodwill impairments were recorded for the periods presented in these consolidated financial statements.

Related Party Transactions. Related party expenses primarily include payments for services provided by Southern Union. Other income is primarily related to interest income on a note receivable from a related party. See Note 5 for additional information on related party transactions.

A portion of the Company’s revenues for the transportation of natural gas includes revenues from MGE, a division of Southern Union that is a natural gas utility having a service territory covering Kansas City, Missouri and parts of western Missouri.

PEPL and certain of its subsidiaries are not treated as separate taxpayers for federal and certain state income tax purposes. Instead, the Company’s income is taxable to Southern Union. The Company has entered into a tax sharing agreement with Southern Union pursuant to which the Company will be required to make payments to Southern Union in order to reimburse Southern Union for federal and state taxes that it pays on the Company’s income, or to receive payments from Southern Union to the extent that tax losses generated by the Company are utilized by Southern Union. In addition, the Company’s subsidiaries that are corporations are included in consolidated and combined federal and state income tax returns filed by Southern Union. The Company’s liability generally is equal to the liability that the Company and its subsidiaries would have incurred based upon the Company’s taxable income if the Company was a taxpayer filing separately from Southern Union, except that the Company will receive credit under an intercompany note for any increased liability resulting from its tax basis in its assets having been reduced as a result of the like-kind exchange under Section 1031 of the Internal Revenue Code of 1986, as amended. The tax sharing agreement may be amended from time to time.

Environmental Expenditures. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures relating to current or future revenues are expensed or capitalized as appropriate. Liabilities are recorded when environmental assessments and/or clean-ups are probable and the costs can be reasonably estimated. Remediation obligations are not discounted because the timing of future cash flow streams is not predictable.

Revenues. The Company’s revenues from transportation and storage of natural gas and LNG terminalling are based on capacity reservation charges and, to a lesser extent, commodity usage charges. Reservation revenues are based on contracted rates and capacity reserved by the customers and are recognized monthly. Revenues from commodity usage charges are also recognized monthly, based on the volumes received from or delivered for the customer, based on the tariff of that particular Panhandle entity, with any differences in volumes received and delivered resulting in an imbalance. Volume imbalances generally are settled in-kind with no impact on revenues, with the exception of Trunkline, which settles certain imbalances in cash pursuant to its tariff, and records gains and losses on such cashout sales as a component of revenue, to the extent not owed back to customers.

Accounts Receivable and Allowance for Doubtful Accounts. The Company manages trade credit risks to minimize exposure to uncollectible trade receivables. Prospective and existing customers are reviewed for creditworthiness based upon pre-established standards. Customers that do not meet minimum standards are required to provide additional credit support. The Company utilizes the allowance method for recording its allowance for uncollectible accounts, which is primarily based on the application of historical bad debt percentages applied against its aged accounts receivable. Increases in the allowance are recorded as a component of operating expenses; reductions in the allowance are recorded when receivables are subsequently collected or written-off. Past due receivable balances are written-off when the Company’s efforts have been unsuccessful in collecting the amount due.

The following table presents the balance in the allowance for doubtful accounts and activity for the periods presented.

	Years Ended December 31,
	2011	2010
Beginning balance	$1	$1
Additions: charged to cost and expenses	—	—
Deductions: write-off of uncollectible accounts	—	—
Other	—	—

Ending balance	$1	$1

Amounts related to the allowance for doubtful accounts were not material as of and during the year ended December 31, 2012.

The following table presents the relative contribution to the Company’s total operating revenue of each customer that comprised at least 10% of its operating revenues for the periods presented:

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
BG LNG Services	31%	30%	30%	29%
ProLiance	12	13	13	13
Other top 10 customers	20	24	21	23
Remaining customers	37	33	36	35

Total percentage	100%	100%	100%	100%

Retirement Benefits. Employers are required to recognize in their balance sheets the overfunded or underfunded status of defined benefit other postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Employers must recognize the change in the funded status of the plan in the year in which the change occurs through Accumulated other comprehensive income in Partners’ capital. See Note 9 for additional related information.

Derivatives and Hedging Activities. All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a fair value hedge); (ii) a hedge of a forecasted transaction or the variability of cash flows to be received or paid in conjunction with a recognized asset or liability (a cash flow hedge); or (iii) an instrument that is held for trading or non-hedging purposes (a trading or economic hedging instrument). For derivatives treated as a fair value hedge, the effective portion of changes in fair value is recorded as an adjustment to the hedged item. The ineffective portion of a fair value hedge is recognized in earnings. Upon termination of a fair value hedge of a debt instrument, the resulting gain or loss is amortized to earnings through the maturity date of the debt instrument. For derivatives treated as a cash flow hedge, the effective portion of changes in fair value is recorded in Accumulated other comprehensive income until the related hedged items impact earnings. Any ineffective portion of a cash flow hedge is reported in current-period earnings. For derivatives treated as trading or economic hedging instruments, changes in fair value are reported in current-period earnings. Fair value is determined based upon quoted market prices and pricing models using assumptions that market participants would use. See Note 11 for information related to derivative instruments and hedging activities.

Stock-Based Compensation. The Company measures all employee stock-based compensation using a fair value method and records the related expense in the consolidated statement of operations. For more information, see Note 14.

Fair Value Measurement. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk, which is primarily comprised of credit risk (both the Company’s own credit risk and counterparty credit risk) and the risks inherent in the inputs to any applicable valuation techniques. The Company places more weight on current market information concerning credit risk (e.g. current credit default swap rates) as opposed to historical information (e.g. historical default probabilities and credit ratings). These inputs can be readily observable, market corroborated, or generally unobservable. The Company endeavors to utilize the best available information, including valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. A three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value, is as follows:

•	Level 1 — Observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2 — Observable inputs such as: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g., interest rates, yield curves, etc.) are derived principally from observable market data, or can be corroborated by observable market data, for substantially the full term of the assets or liabilities; and

•	Level 3 — Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or input is unobservable. Unobservable inputs are used to the extent that observable inputs are not available and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the assets or liabilities. Unobservable inputs are based on the best information available in the circumstances, which might include the Company’s own data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of these assets and liabilities and their placement within the fair value hierarchy.

See Note 12 and Note 9 for additional information regarding the assets and liabilities of the Company measured on a recurring and nonrecurring basis, respectively.

Asset Retirement Obligations. Legal obligations associated with the retirement of long-lived assets are recorded at fair value at the time the obligations are incurred, if a reasonable estimate of fair value can be made. Present value techniques are used which reflect assumptions such as removal and remediation costs, inflation, and profit margins that third parties would demand to settle the amount of the future obligation. The Company did not include a market risk premium for unforeseeable circumstances in its fair value estimates because such a premium could not be reliably estimated. Upon initial recognition of the liability, costs are capitalized as a part of the long-lived asset and allocated to expense over the useful life of the related asset. The liability is accreted to its present value each period with accretion being recorded to operating expense with a corresponding increase in the carrying amount of the liability. To the extent the Company is permitted to collect and has reflected in its financials amounts previously collected from customers and expensed, such amounts serve to reduce what would be reflected as capitalized costs at the initial establishment of an ARO.

See Note 6 for additional related information.

Income Taxes. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

The determination of the provision for income taxes requires significant judgment, use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes through the provision for income taxes.

As a limited partnership, the Company is treated as a disregarded entity for federal income tax purposes. Accordingly, the Company and its subsidiaries are not treated as separate taxpayers; instead, their income is directly taxable to Southern Union. Upon completion of the Holdco transaction on October 5, 2012, Southern Union became a member of a new federal consolidated tax return filing group of which Holdco is the parent company. As a result of the Holdco transaction, Southern Union will enter into a tax sharing agreement with Holdco. However, the Company will continue its tax sharing agreement with Southern Union, and will pay its share of taxes based on its taxable income, which will generally equal the liability that the Company would have incurred as a separate taxpayer.

3.	ETE MERGER AND HOLDCO TRANSACTION:

Description of Merger

On March 26, 2012, Southern Union, ETE, and Sigma Acquisition Corporation, a wholly-owned subsidiary of ETE (Merger Sub), completed their previously announced merger transaction. Pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of July 19, 2011, as amended by Amendment No. 1 thereto dated as of September 14, 2011 (as amended, the Merger Agreement), among Southern Union, ETE and Merger Sub, Merger Sub was merged with and into Southern Union, with Southern Union continuing as the surviving corporation as an indirect, wholly-owned subsidiary of ETE (the Merger).

In connection with, and immediately prior to the Effective Time of the Merger, CrossCountry Energy, an indirect wholly-owned subsidiary of Southern Union, ETP, Citrus ETP Acquisition, L.L.C. (ETP Merger Sub), Citrus ETP Finance LLC, ETE, PEPL Holdings, a newly created indirect wholly-owned subsidiary of Southern Union, and Southern Union consummated the transactions contemplated by that certain Amended and Restated Agreement and Plan of Merger, dated as of July 19, 2011, as amended by Amendment No. 1 thereto dated as of September 14, 2011 and Amendment No. 2 thereto dated as of March 23, 2012 (as amended, the Citrus Merger Agreement) by and among ETP, ETP Merger Sub and Citrus ETP Finance LLC, on the one hand, and ETE, CrossCountry Energy, PEPL Holdings and Southern Union, on the other hand.

Immediately prior to the Effective Time, Southern Union, CrossCountry Energy and PEPL Holdings became parties to the Citrus Merger Agreement by joinder to, and Southern Union assumed the obligations and rights of ETE thereunder. Southern Union made certain customary representations, warranties, covenants and indemnities in the Citrus Merger Agreement. Pursuant to the Citrus Merger Agreement, ETP Merger Sub was merged with and into CrossCountry Energy (the Citrus Merger), with CrossCountry Energy continuing as the surviving entity in the Citrus Merger as a wholly-owned subsidiary of ETP and, as a result thereof, ETP, through its subsidiaries, indirectly owns 50% of the outstanding capital stock of Citrus. As consideration for the Citrus Merger, Southern Union received from ETP $2.0 billion, consisting of approximately $1.9 billion in cash and $105 million of common units representing limited partner interests in ETP.

Immediately prior to the Effective Time, $1.45 billion of the total cash consideration received in respect of the Citrus Merger was contributed to Merger Sub in exchange for an equity interest in Merger Sub. In connection with the Merger, at the Effective Time, such equity interest in Merger Sub held by CCE Holdings, LLC (CCE Holdings) was cancelled and retired.

Pursuant to the Citrus Merger Agreement, immediately prior to the Effective Time, (i) Southern Union contributed its ownership interests in Panhandle Eastern Pipe Line Company, LP and Southern Union Panhandle, LLC (collectively, the Panhandle Interests) to PEPL Holdings (the Panhandle Contribution); and (ii) following the Panhandle Contribution, Southern Union entered into a contingent residual support agreement (the Support Agreement) with ETP and Citrus ETP Finance LLC, pursuant to which Southern Union agreed to provide contingent, residual support to Citrus ETP Finance LLC (on a non-recourse basis to Southern Union) with respect to Citrus ETP Finance LLC’s obligations to ETP to support the payment of $2.0 billion in principal amount of senior notes issued by ETP on January 17, 2012.

Expenses Related to the Merger

Merger-related expenses of $48 million include charges related to employment agreements with certain executives that provide for compensation when their employment was terminated and severance costs associated with administrative headcount reductions, as well as an allocation of such charges for Southern Union employees. These expenses were included in operating, maintenance, and general expenses in the consolidated statements of operations.

The Company also recognized an $11 million net gain due to the curtailment of certain other postretirement employee benefit plans. See Note 9 for more information on the curtailment.

Allocation of Consideration Transferred

The Merger was accounted for using business combination accounting under applicable accounting principles. Business combination accounting requires, among other things, that assets acquired and liabilities assumed be recognized on the balance sheet at their fair values as of the acquisition date. The table below represents the amounts allocated to Panhandle’s tangible and intangible assets and liabilities as of March 26, 2012 based upon management’s estimate of their respective fair values. Certain amounts included in the purchase price allocation, as of December 31, 2012, may have been changed from amounts previously reflected based on management’s review of the valuation. The goodwill resulting from the Merger was primarily due to expected commercial and operational synergies and is not deductible for tax purposes.

Cash and cash equivalents	$—
Other current assets	229
Property and equipment	4,093
Goodwill	1,785
Identified intangibles (1)	55
Other non-current assets	783
Long-term debt, including current portion	(1,780)
Deferred income taxes	(773)
Other liabilities	(431)

Total fair value of partners’ capital	$3,961

(1)	Identified intangibles will be amortized over a life of approximately 17.5 years and are included in Other non-current assets in the consolidated balance sheets.

Holdco Transaction

On October 5, 2012, ETE and ETP completed the Holdco Transaction, immediately following the closing of ETP’s acquisition of Sunoco whereby, (i) ETE contributed its interest in Southern Union into an ETP-controlled entity in exchange for a 60% equity interest in the new entity, Holdco, and (ii) ETP contributed its interest in Sunoco to Holdco and retained a 40% equity interest in Holdco. Pursuant to a stockholders agreement between ETE and ETP, ETP will control Holdco. This transaction did not result in a new basis of accounting for Southern Union or Panhandle.

On April 30, 2013, ETP acquired ETE’s 60% interest in Holdco, the entity formed by ETP and ETE in 2012 to own the equity interests in Southern Union and Sunoco. As a result of this transaction, ETP now owns 100% of Holdco. ETP controlled Holdco prior to this transaction; therefore, the transaction did not constitute a change of control.

4.	REGULATORY MATTERS:

In October 2011, Trunkline and Sea Robin jointly filed with FERC to transfer all of Trunkline’s offshore facilities, and certain related onshore facilities, by sale and transfer to Sea Robin to consolidate and streamline the ownership and operation of all regulated offshore assets under one entity and better position the offshore assets competitively. Several parties filed interventions and protests of this filing. On June 21, 2012, FERC issued an order granting Trunkline permission and approval to proceed with the transfer, subject to compliance with certain regulatory requirements. On July 31, 2012 Sea Robin and Trunkline made the necessary compliance filings with FERC. The transfer of the offshore facilities to Sea Robin was effective September 1, 2012.

On July 26, 2012, Trunkline filed an application with the FERC for approval to transfer approximately 770 miles of underutilized loop piping facilities by sale to an affiliate, and such facilities are contemplated to be converted to crude oil transportation service. This sale is subject to FERC approval. Several parties have intervened, commented, or protested this filing and the Company is currently responding to the Commission’s requests for additional information on this application.

The FERC recently completed an audit of PEPL to evaluate its compliance with the Uniform System of Accounts as prescribed by the FERC, annual and quarterly financial reporting to the FERC, reservation charge crediting policy and record retention. The audit related to the period from January 1, 2010 through

December 31, 2011. An audit report was received in August 2013 noting no issues that would have a material impact on the Company’s historical financial position or results of operations.

5.	RELATED PARTY TRANSACTIONS:

The following table provides a summary of the related party balances included in the consolidated balance sheets at the dates indicated:

	Successor	Predecessor
	December 31, 2012	December 31, 2011
Notes receivable from related party — Southern Union and subsidiaries:
Current	$—	$342
Non-current	831	688

	$831	$1,030

Accounts receivable from related companies (1)	$14	$6

Accounts payable to related companies:
Southern Union — income taxes (2)	$—	$33
Southern Union — other (3)	26	19
Other (4)	1	—

	$27	$52

(1)	Accounts receivable from related companies reflected above primarily related to services provided for ETE, ETP, Citrus, MGE and other affiliates. The December 31, 2011 balance also included interest income associated with a note receivable from an affiliate, which was repaid on March 26, 2012.
(2)	Accounts payable from related companies reflected above related to income taxes payable to Southern Union per the tax sharing agreement to provide for taxes to be remitted upon the filing of the tax return.
(3)	Accounts payable from related companies reflected above primarily related to payroll funding including merger-related expenses, provided by Southern Union. The December 31, 2011 amount was net of insurance proceeds of $2 million owed by Southern Union to the Company.
(4)	Accounts payable from related companies reflected above primarily related to various administrative and operating costs paid by other affiliate companies on behalf of the Company.

The following tables provide a summary of related party transactions for the periods presented:

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Transportation and storage of natural gas (1)	$7	$1	$3	$3
Operation and maintenance and general-affiliate:
Management and royalty fees	5	5	20	19
Corporate services — Southern Union	47	9	32	31
Other expenses (2)	9	—	6	5
Other income, net:
Interest income — Southern Union and subsidiaries	2	2	9	9

(1)	Represents transportation and storage revenues with ETC, a subsidiary of ETP (in the successor period) and MGE, a Southern Union division.
(2)	Represents primarily insurance costs and corporate charges for merger-related employee expenses from ETE offset by expenses attributable to services provided by Panhandle on behalf of other affiliate companies.

Pursuant to a demand note with Southern Union under a cash management program, the Company loans excess cash, net of repayments, to Southern Union. The Company is credited with interest on the note at a one month LIBOR rate. Given the uncertainties regarding the timing of the Company’s cash flows, including financings, capital expenditures and operating cash flows, the Company has reported the note receivable as a non-current asset. The Company has access to the funds via the demand note and expects repayment to ultimately occur to primarily fund capital expenditures or debt retirements.

6.	ASSET RETIREMENT OBLIGATIONS:

The Company’s recorded asset retirement obligations are primarily related to owned natural gas storage wells and offshore lines and platforms. At the end of the useful life of these underlying assets, the Company is legally or contractually required to abandon in place or remove the asset. An ARO is required to be recorded when a legal obligation to retire an asset exists and such obligation can be reasonably estimated. Although a number of other onshore assets in the Company’s system are subject to agreements or regulations that give rise to an ARO upon the Company’s discontinued use of these assets, AROs were not recorded because these assets have an indeterminate removal or abandonment date given the expected continued use of the assets with proper maintenance or replacement.

Individual component assets have been and will continue to be replaced, but the pipeline system will continue in operation as long as supply and demand for natural gas exists. Based on the widespread use of natural gas in industrial and power generation activities, management expects supply and demand to exist for the foreseeable future. The Company has in place a rigorous repair and maintenance program that keeps the pipeline system in good working order. Therefore, although some of the individual assets may be replaced, the pipeline system itself will remain intact indefinitely.

As of December 31, 2012, the Company had recorded AROs related to (i) retiring natural gas storage wells, (ii) retiring offshore platforms and lines and (iii) removing asbestos. Amounts reflected in long-lived assets related to AROs aggregated approximately $1 million and were reflected as non-current assets on our balance sheet.

As of December 31, 2012, the Company had no legally restricted funds for the purpose of settling AROs.

The following table is a reconciliation of the carrying amount of the ARO liability reflected as liabilities on our balance sheet for the periods presented. Changes in assumptions regarding the timing, amount, and probabilities associated with the expected cash flows, as well as the difference in actual versus estimated costs, will result in a change in the amount of the liability recognized.

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Beginning balance	$41	$41	$57	$58
Incurred	1	—	1	29
Revisions	3	—	—	(11)
Settled	(5)	—	(17)	(20)
Accretion expense	2	—	—	1

Ending balance	$42	$41	$41	$57

In 2010, additional AROs of $29 million were established primarily for the Company’s offshore assets. During 2010, the Company largely completed its assessment and repairs of the property damaged by Hurricane Ike in 2008, which resulted in accelerated abandonments of such property, and determined that the estimated third party abandonment costs for all of its offshore property needed to be increased. Also in 2010, the Company recorded an $11 million downward revision to its prior ARO liability estimates, primarily for the costs of abandoning certain other specific offshore properties as a result of favorable weather conditions, changes in equipment used, and some changes in scope of the respective projects, which were primarily related to abandonments required as a result of permanent damage from Hurricane Ike. The ARO liability associated with Hurricane Ike was further reduced by settlements of $20 million. Such revisions and settlements were primarily associated with AROs of $8 million and $34 million recorded in 2009 and 2008, respectively, associated with damage caused by Hurricane Ike. During 2011, the Company recorded settlements of approximately $17 million, primarily associated with the abandonment of certain offshore properties damaged by Hurricane Ike. See Note 15 for additional related information related to 2008 Hurricane Damage.

7.	COMPREHENSIVE INCOME:

The tables below set forth the tax amounts included in the respective components of other comprehensive income for the periods presented:

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Income taxes included in other comprehensive income:
Reclassification of unrealized loss on interest rate hedges into earnings	$—	$2	$9	$9
Change in fair value of interest rate hedges	—	—	(1)	(5)
Actuarial loss relating to postretirement benefits	(6)	—	(6)	—
Reclassification of prior service credit relating to other postretirement benefits into earnings	—	—	(1)	(1)

	$(6)	$2	$1	$3

The table below presents the components in accumulated other comprehensive loss as of the dates indicated:

	Successor	Predecessor
	December 31, 2012	December 31, 2011
Other postretirement plan—net actuarial loss and prior service costs, net	$(9)	$(13)
Interest rate hedges, net	—	(3)

Total accumulated other comprehensive loss, net of tax	$(9)	$(16)

8.	DEBT OBLIGATIONS:

The following table sets forth the debt obligations of the Company at the dates indicated:

	Successor	Predecessor
	December 31, 2012	December 31, 2011
6.05% Senior Notes due 2013	$250	$250
6.20% Senior Notes due 2017	300	300
8.125% Senior Notes due 2019	150	150
7.00% Senior Notes due 2029	66	66
7.00% Senior Notes due 2018	400	400
Term Loans due 2012	—	797
Term Loan due 2015	455	—
Net premiums on long-term debt	—	3
Unamortized fair value adjustments	136	—

Total debt outstanding	1,757	1,966
Current portion of long-term debt	(258)	(342)

Total long-term debt	$1,499	$1,624

The Company has $250 million principal amount of senior notes which mature within the next twelve months. The Company currently expects to refinance all or a portion of the debt upon maturity or, alternatively, to retire all or a portion of the debt with proceeds from repayment of the note receivable from Southern Union, which funds are available to the Company on a demand basis.

In August 2013, Panhandle’s 6.05% Senior Notes in the amount of $250 million matured and were repaid with intercompany borrowings.

Based on the estimated borrowing rates currently available to us and our subsidiaries for loans with similar terms and average maturities, the aggregate fair value of our consolidated debt obligations at December 31, 2012 and 2011 was $1.81 billion and $2.13 billion, respectively. As of December 31, 2012 and 2011, the aggregate carrying amount of our consolidated debt obligations was $1.76 billion and $1.97 billion, respectively. The fair value of our consolidated debt obligations is a Level 2 valuation based on the observable inputs used for similar liabilities.

Term Loans. On March 26, 2012, the Company retired the $465 million term loan due June 2012 ($342 million of which was outstanding) of its wholly-owned LNG Holdings subsidiary, utilizing a portion of the merger consideration received in connection with the Citrus Merger.

In February 2012, the Company refinanced LNG Holdings’ $455 million term loan due March 2012 with an unsecured three-year term loan facility due February 2015, with LNG Holdings as borrower and PEPL and Trunkline LNG as guarantors and a floating interest rate tied to LIBOR plus a margin based on the rating of PEPL’s senior unsecured debt. Under LNG Holding’s $455 million term loan, the ratio of consolidated funded debt to consolidated earnings before interest, taxes, depreciation and amortization, as defined therein, for Panhandle cannot exceed 5 times. The annualized interest rate for the LNG Holdings term loan was 1.84% at December 31, 2012.

In September 2013, the total outstanding borrowings of $455 million under the LNG Holdings term loan due February 2015 were repaid with proceeds from intercompany borrowings from ETP.

Other. The Company’s notes are subject to certain requirements, such as the maintenance of a fixed charge coverage ratio and a leverage ratio, which if not maintained, restrict the ability of the Company to make certain payments and impose limitations on the ability of the Company to subject its property to liens. Other covenants impose limitations on restricted payments, including dividends and loans to affiliates, and additional indebtedness. As of December 31, 2012, the Company is in compliance with these covenants.

As of December 31, 2012, the Company has scheduled long-term debt principal payments as follows:

Years Ended December 31,
2013	$250
2014	—
2015	455
2016	—
2017	300
Thereafter	616

Total	$1,621

9.	BENEFITS:

Postretirement Benefit Plans

The 2012 postretirement benefits expense reflects the impact of curtailment accounting as postretirement benefits for all active participants who did not meet certain criteria were eliminated. The Company previously had postretirement health care and life insurance plans (other postretirement plans) that covered substantially all employees. The health care plans provided for cost sharing between the Company and its retirees in the form of retiree contributions, deductibles and coinsurance on the amount the Company paid annually to provide future retiree health care coverage under certain of these plans.

Obligations and Funded Status

Other postretirement benefit liabilities are accrued on an actuarial basis during the years an employee provides services. The following tables contain information at the dates indicated about the obligations and funded status of the Company’s other postretirement plans.

	Successor	Predecessor
	December 31, 2012	March 25, 2012	December 31, 2011
Change in benefit obligation:
Benefit obligation at beginning of period	$93	$88	$69
Service cost	—	1	3
Interest cost	1	1	4
Amendments	16	—	—
Actuarial loss and other	4	3	13
Benefits paid, net	(1)	—	(1)
Curtailments	(75)	—	—

Benefit obligation at end of period	$38	$93	$88

Change in plan assets:
Fair value of plan assets at beginning of period	$82	$75	$68
Return on plan assets and other	3	5	—
Employer contributions	6	2	8
Benefits paid, net	(1)	—	(1)

Fair value of plan assets at end of period	$90	$82	$75

Amount (overfunded) underfunded at end of period (1)	$(52)	$11	$13

	Successor	Predecessor
	December 31, 2012	March 25, 2012	December 31, 2011
Amounts recognized in accumulated other comprehensive income (pre-tax basis) consist of:
Net actuarial loss	$(1)	$—	$23
Prior service cost	16	—	1

	$15	$—	$24

(1)	Underfunded balance is recognized as a non-current liability in the consolidated balance sheets. Overfunded balance is recognized as a non-current asset in the consolidated balance sheets.

Components of Net Periodic Benefit Cost

The following tables set forth the components of net periodic benefit cost of the Company’s postretirement benefit plan for the periods presented:

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Service cost	$—	$1	$2	$3
Interest cost	1	1	4	4
Expected return on plan assets	(3)	(1)	(3)	(3)
Prior service credit amortization	—	(1)	(2)	(2)
Curtailment recognition (1)	(11)	—	—	—

Net periodic benefit cost	$(13)	$—	$1	$2

(1)	Subsequent to the Merger, the Company amended certain of its other postretirement employee benefit plans to prospectively restrict participation in the plans for certain active employees. The plan amendments resulted in the plans becoming currently over-funded and, accordingly, the Company recorded a gross pre-tax curtailment gain of $70 million, $59 million of which is subject to refund to customers; thus, the net curtailment gain recognition was $11 million.

The estimated prior service credit for other postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2013 is $1 million.

Assumptions. The weighted-average discount rate used in determining benefit obligations was 3.51%, 4.24% and 4.26% in the successor and predecessor periods in 2012 and at December 31, 2011, respectively.

The weighted-average assumptions used in determining net periodic benefit cost for the periods presented are shown in the table below:

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Discount rate	3.64%	4.26%	5.54%	6.00%
Expected return on assets:
Tax exempt accounts	7.00%	7.00%	7.00%	7.00%
Taxable accounts	4.50%	4.50%	4.50%	5.00%

The Company employs a building block approach in determining the expected long-term rate of return on the plans’ assets with proper consideration for diversification and rebalancing. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

The assumed health care cost trend rates used to measure the expected cost of benefits covered by the plans are shown in the table below:

	Successor	Predecessor
	December 31, 2012	March 25, 2012	December 31, 2011
Health care cost trend rate assumed for next year	8.50%	8.00%	8.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	4.50%	4.75%	4.75%
Year that the rate reaches the ultimate trend rate	2020	2019	2019

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on accumulated postretirement benefit obligation	$4	$(3)

Plan Assets. The Company’s overall investment strategy is to maintain an appropriate balance of actively managed investments with the objective of optimizing longer-term returns while maintaining a high standard of portfolio quality and achieving proper diversification. To achieve diversity within its other postretirement plan asset portfolio, the Company has targeted the following asset allocations: equity of 25% to 35%, fixed income of 65% to 75% and cash and cash equivalents of up to 10%. These target allocations are monitored by the Investment Committee of Southern Union’s Board of Directors in conjunction with an external investment advisor. On occasion, the asset allocations may fluctuate as compared to these guidelines as a result of Investment Committee actions.

The fair value of the Company’s other postretirement plan assets at the dates indicated by asset category is as follows:

	Successor	Predecessor
	December 31, 2012	December 31, 2011
Cash and cash equivalents	$2	$2
Mutual fund (1)	88	73

Total	$90	$75

(1)	This fund of funds invests primarily in a diversified portfolio of equity, fixed income and short-term mutual funds. As of December 31, 2012, the fund was primarily comprised of approximately 17% large-cap U.S. equities, 3% small-cap U.S. equities, 10% international equities, 53% fixed income securities, 10% cash, and 7% in other investments. As of December 31, 2011, the fund was primarily comprised of approximately 19% large-cap U.S. equities, 2% small-cap U.S. equities, 10% international equities, 55% fixed income securities, 8% cash and 6% in other investments.

The other postretirement plan assets are classified as Level 1 assets within the fair-value hierarchy as their fair values are based on active market quotes. See Note 2 for information related to the framework used by the Company to measure the fair value of its other postretirement plan assets.

Contributions. The Company expects to contribute approximately $8 million to its other postretirement plans in 2013 and approximately $8 million annually thereafter until modified by rate case proceedings.

Benefit Payments. The Company’s estimate of expected benefit payments, which reflect expected future service, as appropriate, in each of the next five years and in the aggregate for the five years thereafter are shown in the table below:

Years	Expected Benefits Before Effect of Medicare Part D	Payments Medicare Part D Subsidy Receipts	Net
2013	$3	$—	$3
2014	3	—	3
2015	3	—	3
2016	3	—	3
2017	3	—	3
2018 – 2022	12	2	10

The Medicare Prescription Drug Act provides for a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

Defined Contribution Plan

The Company sponsors a defined contribution savings plan (Savings Plan) that is available to all employees. The Company provided matching contributions of 100% of the first 5% of the participant’s compensation paid into the Savings Plan. Company contributions are 100% vested after five years of continuous service. Company contributions to the Savings Plan during the period from Acquisition (March 26, 2012) to December 31, 2012, the period from January 1, 2012 to March 25, 2012, and the years ended December 31, 2011 and 2010 were $3 million, $1 million, $5 million and $5 million, respectively.

In addition, the Company makes employer contributions to separate accounts, referred to as Retirement Power Accounts, within the defined contribution plan. The contribution amounts are determined as a percentage of compensation with the amount generally varying based on age and years of service. Company contributions are 100% vested after five years of continuous service. Company contributions to Retirement Power Accounts during the period from Acquisition (March 26, 2012) to December 31, 2012, the period from January 1, 2012 to March 25, 2012, and the years ended December 31, 2011 and 2010 were $2 million, $1 million, $6 million and $5 million, respectively.

10.	TAXES ON INCOME:

The following tables provide a summary of the current and deferred components of income tax expense (benefit) from continuing operations for the periods presented:

	Successor	Predecessor
	Period from (March 26, 2012) to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Current expense (benefit):
Federal	$(8)	$5	$24	$34
State	(2)	1	(5)	11

Total	(10)	6	19	45

Deferred expense:
Federal	$72	$17	$67	$51
State	14	2	9	1

Total	86	19	76	52

Total income tax expense	$76	$25	$95	$97

Effective tax rate	46%	38%	36%	40%

The differences between the Company’s EITR and the U.S. federal income tax statutory rate for the periods presented were as follows:

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Computed statutory income tax expense at 35%	$57	$23	$92	$86
Changes in income taxes resulting from:
Non-deductible executive compensation	11	—	—	—
State income taxes, net of federal income tax benefit	8	2	3	8
Other	—	—	—	3

Income tax expense	$76	$25	$95	$97

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The table below summarizes the principal components of the Company’s deferred tax assets (liabilities) as follows:

	Successor	Predecessor
	December 31, 2012	December 31, 2011
Deferred income tax assets:
Other postretirement benefits	$52	$13
Derivative financial instruments (interest rates)	13	4
Other	18	20

Total deferred income tax assets	83	37

Deferred income tax liabilities:
Property, plant and equipment	(925)	(559)
Other	(2)	(7)

Total deferred income tax liabilities	(927)	(566)

Net deferred income tax liability	(844)	(529)
Less current income tax assets	9	9

Accumulated deferred income taxes	$(853)	$(538)

As of December 31, 2012, the Company has $1 million ($1 million, net of federal tax) of unrecognized tax benefits, none of which would impact the Company’s EITR if recognized. The Company does not expect that its unrecognized tax benefits will be reduced within the next 12 months.

The Company’s policy is to classify and accrue interest expense and penalties on income tax underpayments (overpayments) as a component of income tax expense in its consolidated statement of operations, which is consistent with the recognition of these items in prior reporting periods.

Southern Union and the Company are no longer subject to U.S. federal, state or local examinations for the tax periods prior to 2004.

11.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

The Company is exposed to certain risks in its ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps and treasury rate locks are the principal derivative instruments used by the Company to manage interest rate risk associated with its long-term borrowings, although other interest rate derivative contracts may also be used from time to time. The Company recognizes all derivative assets and liabilities at fair value in the consolidated balance sheets.

Interest Rate Contracts. The Company may enter into interest rate swaps to manage its exposure to changes in interest payments on long-term debt attributable to movements in market interest rates, and may enter into treasury rate locks to manage its exposure to changes in future interest payments attributable to changes in treasury rates prior to the issuance of new long-term debt instruments.

Interest Rate Swaps. The Company had outstanding pay-fixed interest rate swaps with a total notional amount of $455 million to hedge the LNG Holdings $455 million term loan, which was refinanced in February 2012. These interest rate swaps were accounted for as cash flow hedges, with the effective portion of changes in their fair value recorded in Accumulated other comprehensive income and reclassified into Interest expense in the same periods during which the related interest payments on long-term debt impacted earnings. These swaps terminated in the first quarter of 2012.

Treasury Rate Locks. As of December 31, 2012, the Company had no outstanding treasury rate locks. However, certain of its treasury rate locks that settled in prior periods were associated with interest payments on outstanding long-term debt. During the predecessor periods, these treasury rate locks were accounted for as cash flow hedges, with the effective portion of their settled value recorded in accumulated other comprehensive income and reclassified into interest expense in the same periods during which the related interest payments on long-term debt impact earnings.

The Company had no asset derivative instruments at December 31, 2012 and December 31, 2011. The following table summarizes the fair value amounts of the Company’s liability derivative instruments and their location reported in the consolidated balance sheets at the dates indicated:

		Fair Value (1)
		Successor	Predecessor
	Balance Sheet Location	December 31, 2012	December 31, 2011

Cash Flow Hedges:
Interest rate contracts	Other current liabilities	$—	$4

(1)	See Note 7 for additional fair value information.

The following tables summarize the location and amount (excluding income tax effects) of derivative instrument gains and losses reported in the Company’s consolidated financial statements for the periods presented:

	Successor	Predecessor
	Period from March 26, 2012 to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010
Cash Flow Hedges:
Change in fair value — increase in accumulated other comprehensive income	$—	$—	$1	$13
Reclassification of unrealized loss from accumulated other comprehensive income – increase of interest expense	—	4	22	22

12.	FAIR VALUE MEASUREMENT:

The Company did not have any plan assets or liabilities that are measured at fair value on a recurring basis at December 31, 2012. The Company did not have any Level 3 instruments measured at fair value using significant unobservable inputs at December 31, 2012 or December 31, 2011 and there were no transfers between hierarchy levels.

The Company previously had outstanding Level 2 interest rate swap derivatives, which were valued using pricing models based on an income approach that discounted future cash flows to a present value amount. As of December 31, 2011, a liability of $4 million was included in the balance sheet for the fair value of interest rate swap derivative instruments.

The approximate fair value of the Company’s cash and cash equivalents, accounts receivable and accounts payable is equal to book value, due to their short-term nature.

13.	PROPERTY, PLANT AND EQUIPMENT:

The following table provides a summary of property, plant and equipment at the dates indicated:

		Successor	Predecessor
	Lives in Years	December 31, 2012	December 31, 2011
Transmission	5 – 46	$2,580	$2,321
Gathering	26	114	108
Underground storage	5 – 46	306	322
General plant — LNG	5 – 40	966	1,119
General plant — other	3 – 40	110	176

Plant in service		4,076	4,046
Construction work in progress		45	42

Total property, plant and equipment		4,121	4,088
Accumulated depreciation and amortization		(57)	(733)

Net property, plant and equipment		$4,064	$3,355

As of December 31, 2011, property, plant and equipment included capitalized computer software costs of $34 million, net of accumulated amortization of $51 million. Amortization expense of capitalized computer software costs for the years ended December 31, 2011 and 2010 was $7 million and $7 million, respectively.

As of December 31, 2011, property, plant and equipment included contributions in aid of construction costs of $49 million, net of accumulated amortization of $5 million. Amortization expense of contributions in aid of construction costs for the years ended December 31, 2011 and 2010 was $2 million and $2 million, respectively.

14.	STOCK-BASED COMPENSATION:

Stock Award Plans. The Third Amended 2003 Plan adopted by the stockholders of Southern Union Company allows for awards in the form of stock options (either incentive stock options or non-qualified options), SARs, stock bonus awards, restricted stock, performance units or other equity-based rights. The persons eligible to receive awards under the Third Amended 2003 Plan include all of the employees, directors, officers and agents of, and other service providers to, Southern Union Company and its affiliates and subsidiaries. Under the Third Amended 2003 Plan: (i) no participant may receive any calendar year awards covering more than 500,000 shares; (ii) the exercise price for a stock option may not be less than 100% of the fair market value of the common stock on the date of grant; and (iii) no award may be granted after September 28, 2013.

The fair value of each stock option and SAR award is estimated on the date of grant using a Black-Scholes option pricing model. The Company’s expected volatilities are based on historical volatility of Southern Union Company’s common stock. To the extent that volatility of Southern Union Company’s common stock price increases in the future, the estimates of the fair value of stock options and SARs granted in the future could increase, thereby increasing stock-based compensation expense in future periods. Additionally, the expected dividend yield is considered for each grant on the date of grant. The Company’s uses the simplified method in determining the expected term of stock options and SARs granted, which results in the use of the average midpoint between vesting of the awards and their contractual term for such estimate. The Company utilizes the simplified method primarily because Southern Union has experienced several acquisitions and divestitures during the contractual period for the current awards outstanding, resulting in a change in the employee mix and an acceleration of certain stock option and SAR exercise activity. Additionally, Southern Union has not experienced a full life cycle of exercise activity for employees associated with certain of its acquisitions. Because of the impact of these significant structural changes in Southern Union’s business operations and the resulting variations in employee exercise activity, the historical patterns of such exercise activity is not believed to be indicative of future behavior. In the future, as information regarding post-vesting termination becomes more accessible, the Company may change the method of deriving the expected term. This change could impact the fair value of stock options and SARs granted in the future. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

All outstanding stock awards vested and were settled in 2012 in connection with the ETE Merger on March 26, 2012; therefore, no 2012 amounts have been presented in the following sections.

The following table represents the Black-Scholes estimated ranges under the Company’s plans for stock options and SARs awards for periods in which awards were granted.

Year ended December 31, 2010
Expected volatility	32.79% to 32.82%
Expected dividend yield	2.47%
Risk-free interest rate	2.28% to 2.40%
Expected life	6 years

Stock Options. The following table provides information on stock options granted, exercised, forfeited, outstanding and exercisable for the periods presented.

	Shares Under Option	Weighted- Average Exercise Price
Outstanding December 31, 2009	263,059	$20.42
Exercised	(59,156)	20.92

Outstanding December 31, 2010	203,903	$20.27
Exercised	(38,596)	17.56

Outstanding December 31, 2011	165,307	$20.90
Exercisable December 31, 2010	203,903	$20.27
Exercisable December 31, 2011	165,307	20.90

SARS. The following table provides information on SARs granted, exercised, forfeited, outstanding and exercisable for the periods presented.

	SARs	Weighted- Average Exercise Price
Outstanding December 31, 2009	556,803	$19.08
Granted	138,181	24.54
Exercised	(49,366)	12.55
Forfeited	(28,815)	19.35

Outstanding December 31, 2010	616,803	$20.71
Exercised	(27,389)	15.87
Forfeited	(30,512)	27.41

Outstanding December 31, 2011	558,902	$20.58
Exercisable December 31, 2010	308,799	$20.90
Exercisable December 31, 2011	423,815	19.61

The SARs that have been awarded vest in equal installments on the first three anniversaries of the grant date. Each SAR entitles the holder to shares of Southern Union’s common stock equal to the fair market value of Southern Union’s common stock on the applicable exercise date in excess of the grant date price for each SAR.

The total fair value of options and SARs vested as of December 31, 2011 was $4 million. Compensation expense recognized related to stock options and SARs was approximately $1 million for the years ended December 31, 2011 and 2010. The aggregate intrinsic value of total options and SARs outstanding and exercisable at December 31, 2011 was $16 million and $13 million, respectively. The intrinsic value of options and SARs exercised during the year ended December 31, 2011 was approximately $1 million.

Restricted Stock Equity and Liability Units. The Third Amended 2003 Plan also provides for grants of restricted stock equity units, which are settled in shares of Southern Union Company common stock, and restricted stock liability units, which are settled in cash. The restrictions associated with a grant of restricted stock equity units under the Third Amended 2003 Plan generally expire equally over a period of three years. Restrictions on restricted stock liability units expire at the end of the applicable period, which is also the requisite service period.

There were no restricted stock equity awards granted during the years ended December 31, 2011 and 2010.

The following table provides information on restricted stock liability awards granted, released and forfeited for the periods presented.

	Number of Restricted Stock Liability Units Outstanding	Weighted- Average Grant Date Fair Value
Restricted shares at December 31, 2009	206,120	$18.53
Granted	70,110	24.57
Released	(101,420)	19.27
Forfeited	(8,940)	18.49

Restricted shares at December 31, 2010	165,870	$20.68
Granted	51,611	42.08
Released	(87,509)	18.47
Forfeited	(4,918)	18.97

Restricted shares at December 31, 2011	125,054	$31.15

The total fair value of restricted stock liability units that were released during the year ended December 31, 2011 was $4 million. Compensation expense recognized related to restricted stock equity and liability units totaled $4 million and $2 million for the years ended December 31, 2011 and 2010, respectively.

The Company settled the restricted stock liability units released in 2011 and 2010 with cash payments of $4 million and $2 million, respectively.

15.	COMMITMENTS AND CONTINGENCIES:

Litigation and Other Claims

The Company is involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business.

Will Price. Will Price, an individual, filed actions in the U.S. District Court for the District of Kansas for damages against a number of companies, including the Company, alleging mis-measurement of natural gas volumes and Btu content, resulting in lower royalties to mineral interest owners. On September 19, 2009, the Court denied plaintiffs’ request for class certification. Plaintiffs have filed a motion for reconsideration, which the Court denied on March 31, 2010. The Company believes that its measurement practices conformed to the terms of its FERC natural gas tariffs, which were filed with and approved by FERC. As a result, the Company believes that it has meritorious defenses to the Will Price lawsuit (including FERC-related affirmative defenses, such as the filed rate/tariff doctrine, the primary/exclusive jurisdiction of FERC, and the defense that the Company complied with the terms of its tariffs). In the event that Plaintiffs refuse Panhandle’s pending request for voluntary dismissal, Panhandle will continue to vigorously defend the case. The Company believes it has no liability associated with this proceeding.

Liabilities for Litigation and Other Claims

The Company records accrued liabilities for litigation and other claim costs when management believes a loss is probable and reasonably estimable. When management believes there is at least a reasonable possibility that a material loss or an additional material loss may have been incurred, the Company discloses (i) an estimate of the possible loss or range of loss in excess of the amount accrued; or (ii) a statement that such an estimate cannot be made. As of December 31, 2012 and December 31, 2011, the Company recorded litigation and other claim-related accrued liabilities of $6 million and $1 million, respectively. The Company does not have any material litigation or other claim contingency matters assessed as probable or reasonably possible that would require disclosure in the financial statements.

Environmental Matters

The Company’s operations are subject to federal, state and local laws, rules and regulations regarding water quality, hazardous and solid waste management, air quality control and other environmental matters. These laws, rules and regulations require the Company to conduct its operations in a specified manner and to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Failure to comply with environmental laws, rules and regulations may expose the Company to significant fines, penalties and/or interruptions in operations. The Company’s environmental policies and procedures are designed to achieve compliance with such applicable laws and regulations. These evolving laws and regulations and claims for damages to property, employees, other persons and the environment resulting from current or past operations may result in significant expenditures and liabilities in the future. The Company engages in a process of updating and revising its procedures for the ongoing evaluation of its operations to identify potential environmental exposures and enhance compliance with regulatory requirements.

Environmental Remediation

The Company is responsible for environmental remediation at certain sites on its natural gas transmission systems for contamination resulting from the past use of lubricants containing PCBs in compressed air systems; the past use of paints containing PCBs; and the prior use of wastewater collection facilities and other on-site disposal areas. The Company has implemented a program to remediate such contamination. The primary remaining remediation activity on the Panhandle systems is associated with past use of paints containing PCBs or PCB impacts to equipment surfaces and to a building at one location. The PCB assessments are ongoing and the related estimated remediation costs are subject to further change.

Other remediation typically involves the management of contaminated soils and may involve remediation of groundwater. Activities vary with site conditions and locations, the extent and nature of the contamination, remedial requirements, complexity and sharing of responsibility. The ultimate liability and total costs associated with these sites will depend upon many factors. If remediation activities involve statutory joint and several liability provisions, strict liability, or cost recovery or contribution actions, the Company could potentially be held responsible for contamination caused by other parties. In some instances, the Company may share liability associated with contamination with other PRPs. The Company may also benefit from contractual indemnities that cover some or all of the cleanup costs. These sites are generally managed in the normal course of business or operations.

The Company’s environmental remediation activities are undertaken in cooperation with and under the oversight of appropriate regulatory agencies, enabling the Company under certain circumstances to take advantage of various voluntary cleanup programs in order to perform the remediation in the most effective and efficient manner.

Environmental Remediation Liabilities

The table below reflects the amount of accrued liabilities recorded in the consolidated balance sheets at the dates indicated to cover environmental remediation actions where management believes a loss is probable and reasonably estimable. The Company does not have any material environmental remediation matters assessed as reasonably possible.

	Successor	Predecessor
	December 31, 2012	December 31, 2011
Current	$1	$3
Non-current	5	4

Total environmental liabilities	$6	$7

Other Commitments and Contingencies

PEPL Holdings Guarantee of Collection. On April 30, 2013, Southern Union completed its contribution to Regency Energy Partners LP (“Regency”) of all the membership interest in Southern Union Gathering Company, LLC, and its subsidiaries, including Southern Union Gas Services (the “SUGS Contribution”). In connection with the SUGS Contribution, Regency issued $600 million of 4.50% Senior Notes due 2023 (the “Regency Debt”) through a private placement, the proceeds of which were used by Regency to fund the cash portion of the consideration and pay certain other expenses or disbursements directly related to the closing of the SUGS Contribution. In connection with the closing of the SUGS Contribution, Regency entered into an agreement with PEPL Holdings pursuant to which PEPL Holdings provided a guarantee of collection (on a nonrecourse basis to Southern Union) to Regency and Regency Energy Finance Corp. with respect to the payment of the principal amount of the Regency Debt through maturity in 2023.

Controlled Group Pension Liabilities. Southern Union (including certain of its divisions) sponsors a number of defined benefit pension plans for employees. Under applicable pension and tax laws, upon being acquired by Southern Union, the Company became a member of Southern Union’s “controlled group” with respect to those plans and, along with Southern Union and any other members of that group, is jointly and severally liable for any failure by Southern Union (along with any other persons that may be or become a sponsor of any such plan) to fund any of these pension plans or to pay any unfunded liabilities that these plans may have if they are ever terminated. In addition, if any of the obligations of any of these pension plans is not paid when due, a lien in favor of that plan or the Pension Benefit Guaranty Corporation may be created against the assets of each member of Southern Union’s controlled group, including the Company and each of its subsidiaries. Based on the latest actuarial information available, the aggregate amount of the projected benefit obligations of these pension plans was approximately $243 million and the estimated fair value of all of the assets of these plans was approximately $155 million.

Unclaimed Property Audits. The Company is subject to the laws and regulations of states and other jurisdictions concerning the identification, reporting and escheatment (the transfer of property to the state) of unclaimed or abandoned funds, and is subject to audit and examination for compliance with these requirements. The Company is currently being examined by a third party auditor on behalf of nine states for compliance with unclaimed property laws.

See Note 4 for other potential regulatory matters applicable to the Company.

Future Regulatory Compliance Commitments

Air Quality Control. On April 17, 2012 the EPA issued the Oil and Natural Gas Sector New Source Performance Standards and National Emission Standards for Hazardous Air Pollutants. The standards revise the new source performance standards for volatile organic compounds from leaking components at onshore natural gas processing plants and new source performance standards for sulfur dioxide emissions from natural gas processing plants. The EPA also established standards for certain oil and gas operations not covered by the existing standards. In addition to the operations covered by the existing standards, the newly established standards regulate volatile organic compound emissions from gas wells, centrifugal compressors, reciprocating compressors, pneumatic controllers and storage vessels. The Company is reviewing the new standards to determine the impact on its operations.

In August 2010, the EPA finalized a rule that requires reductions in a number of pollutants, including formaldehyde and carbon monoxide, for certain engines regardless of size at Area Sources (sources that emit less than 10 tons per year of any one Hazardous Air Pollutant (HAP) or 25 tons per year of all HAPs) and engines less than 500 horsepower at Major Sources (sources that emit 10 tons per year or more of any one HAP or 25 tons per year of all HAPs). Compliance is required by October 2013. It is anticipated that the limits adopted in this rule will be used in a future EPA rule that is scheduled to be finalized in 2013, with compliance required in 2016. This future rule is expected to require reductions in formaldehyde and carbon monoxide emissions from engines greater than 500 horsepower at Major Sources.

Nitrogen oxides are the primary air pollutant from natural gas-fired engines. Nitrogen oxide emissions may form ozone in the atmosphere. In 2008, the EPA lowered the ozone standard to 75 ppb with compliance anticipated in 2013 to 2015. In January 2010, the EPA proposed lowering the standard to 60 to 70 ppb in lieu of the 75 ppb standard, with compliance required in 2014 or later. In September 2011, the EPA decided to rescind the proposed lower ozone standard and begin the process to implement the 75 ppb ozone standard established in 2008.

In January 2010, the EPA finalized a 100 ppb one-hour nitrogen dioxide standard. The rule requires the installation of new nitrogen dioxide monitors in urban communities and roadways by 2013. This new monitoring may result in additional nitrogen dioxide non-attainment areas. In addition, ambient air quality modeling may be required to demonstrate compliance with the new standard.

The Company is currently reviewing the potential impacts of the August 2010 Area Source National Emissions Standards for Hazardous Air Pollutants rule, implementation of the 2008 ozone standard and the new nitrogen dioxide standard on its operations and the potential costs associated with the installation of emission control systems on its existing engines. The ultimate costs associated with these activities cannot be estimated with any certainty at this time, but the Company believes, based on the current understanding of the current and proposed rules, such costs will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

The KDHE set certain contingency measures as part of the agency’s ozone maintenance plan for the Kansas City area. Previously, it was anticipated that these measures would be revised to conform to the requirements of the EPA ozone standard discussed above. KDHE recently indicated that the Kansas City area will be designated as attainment for the ozone standard in 2012, and will not be pursing any emissions reductions from the Company’s operations unless there are changes in the future regarding the status of the Kansas City area.

16.	QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table provides certain quarterly financial information for the periods presented:

	Predecessor	Successor
	Period from January 1, 2012 to March 25, 2012	Period from March 26, 2012 to March 31, 2012	Quarters Ended			Total Period from March 26, 2012 to December 31, 2012
			June 30, 2012	September 30, 2012	December 31, 2012
Operating revenues	194	13	185	189	205	592
Operating income	88	(26)	65	77	89	205
Net income	40	(19)	30	37	40	88

	Predecessor
	Quarters Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	Total
Operating revenues	202	190	193	219	804
Operating income	91	88	82	101	362
Net income	46	40	35	47	168

Definitions

The following is a list of certain acronyms and terms generally used in the energy industry and throughout this document:

Btu	British thermal units
Citrus	Citrus Corp.
EPA	United States Environmental Protection Agency
ETE	Energy Transfer Equity, L.P.
ETP	Energy Transfer Partners, L.P., a subsidiary of ETE
FERC	Federal Energy Regulatory Commission
GAAP	Accounting principles generally accepted in the United States of America
Holdco	ETP Holdco Corporation
LIBOR	London Interbank Offer Rate
LNG	Liquefied natural gas
LNG Holdings	Trunkline LNG Holdings, LLC
OPEB plans	Other postretirement employee benefit plans
PCBs	Polychlorinated biphenyls
PEPL	Panhandle Eastern Pipe Line Company, LP
PEPL Holdings	PEPL Holdings, LLC
ppb	parts per billion
Sea Robin	Sea Robin Pipeline Company, LLC
SEC	United States Securities and Exchange Commission
Southern Union	Southern Union Company
Southwest Gas	Panhandle Gas Storage LLC
Sunoco	Sunoco, Inc.
Trunkline	Trunkline Gas Company, LLC
Trunkline LNG	Trunkline LNG Company, LLC

PEPL HOLDINGS, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)

(unaudited)

	September 30, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Accounts receivable, net	$67	$74
Accounts receivable from related companies	12	14
Exchanges receivable	8	10
System natural gas and operating supplies	165	144
Other	21	20

Total current assets	273	262
PROPERTY, PLANT AND EQUIPMENT:
Plant in service	4,096	4,076
Construction work in progress	58	45

	4,154	4,121
Accumulated depreciation and amortization	(176)	(57)

Net property, plant and equipment	3,978	4,064
GOODWILL	1,785	1,785
NOTE RECEIVABLE FROM RELATED PARTY	483	831
OTHER NON-CURRENT ASSETS	115	108

Total assets	$6,634	$7,050

The accompanying notes are an integral part of these condensed consolidated financial statements.

PEPL HOLDINGS, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)

(unaudited)

	September 30, 2013	December 31, 2012
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$—	$258
Accounts payable	15	12
Accounts payable to related companies	56	27
Exchanges payable	153	130
Accrued taxes	25	13
Accrued interest	21	13
Other	42	69

Total current liabilities	312	522
LONG-TERM DEBT, less current portion	1,028	1,499
DEFERRED INCOME TAXES	892	853
OTHER NON-CURRENT LIABILITIES	213	135
COMMITMENTS AND CONTINGENCIES (Note 8)
EQUITY:
Member’s equity	4,198	4,050
Accumulated other comprehensive loss	(9)	(9)

Total equity	4,189	4,041

Total liabilities and equity	$6,634	$7,050

The accompanying notes are an integral part of these condensed consolidated financial statements.

PEPL HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions)

(unaudited)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012
OPERATING REVENUES:
Transportation and storage of natural gas	$124	$132
LNG terminalling	55	54
Other	1	2

Total operating revenues	180	188
OPERATING EXPENSES:
Operating, maintenance and general	69	69
Depreciation and amortization	40	42

Total operating expenses	109	111

OPERATING INCOME	71	77
OTHER INCOME (EXPENSE):
Interest expense, net of interest capitalized	(12)	(13)
Other, net	—	(1)

Total other expenses, net	(12)	(14)

INCOME BEFORE INCOME TAX EXPENSE	59	63
Income tax expense	22	27

NET INCOME	$37	$36

The accompanying notes are an integral part of these condensed consolidated financial statements.

PEPL HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions)

(unaudited)

	Successor		Predecessor
	Nine Months Ended September 30, 2013	Period from March 26, 2012 to September 30, 2012	Period from January 1, 2012 to March 25, 2012
OPERATING REVENUES:
Transportation and storage of natural gas	$442	$270	$140
LNG terminalling	162	112	51
Other	7	5	3

Total operating revenues	611	387	194
OPERATING EXPENSES:
Operating, maintenance and general	210	184	76
Depreciation and amortization	123	86	30

Total operating expenses	333	270	106

OPERATING INCOME	278	117	88
OTHER INCOME (EXPENSE):
Interest expense, net of interest capitalized	(39)	(28)	(25)
Interest income — affiliates	1	1	2
Other, net	—	(1)	—

Total other expenses, net	(38)	(28)	(23)

INCOME BEFORE INCOME TAX EXPENSE	240	89	65
Income tax expense	92	42	25

NET INCOME	$148	$47	$40

The accompanying notes are an integral part of these condensed consolidated financial statements.

PEPL HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in millions)

(unaudited)

	Successor				Predecessor
	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Period from March 26, 2012 to September 30, 2012	Period from January 1, 2012 to March 25, 2012
Net income	$37	$36	$148	$47	$40
Other comprehensive income, net of tax:
Reclassification of unrealized loss on interest rate hedges into earnings	—	—	—	—	3

	—	—	—	—	3

Comprehensive income	$37	$36	$148	$47	$43

The accompanying notes are an integral part of these condensed consolidated financial statements.

PEPL HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(Dollars in millions)

(unaudited)

	Member’s Equity	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2012	$4,050	$(9)	$4,041
Net income	148	—	148

Balance, September 30, 2013	$4,198	$(9)	$4,189

The accompanying notes are an integral part of these condensed consolidated financial statements.

PEPL HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

(unaudited)

	Successor		Predecessor
	Nine Months Ended September 30, 2013	Period from March 26, 2012 to September 30, 2012	Period from January 1, 2012 to March 25, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$148	$47	$40
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	123	86	30
Deferred income taxes	39	45	19
Amortization of costs charged to interest	(23)	(16)	—
Net gain on curtailment of OPEB plans benefits	—	(11)	—
Changes in operating assets and liabilities, net of merger impacts	54	(55)	23

Net cash flows provided by operating activities	341	96	112

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in note receivable — related parties	348	3	255
Net increase (decrease) in income taxes payable — related parties	53	(35)	5
Additions to property, plant and equipment	(53)	(62)	(28)
Other	7	(3)	—

Net cash flows provided by (used in) investing activities	355	(97)	232

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt	—	—	455
Repayment of long-term debt	(705)	—	(797)
Issuance costs of debt	—	—	(2)
Other	9	1	—

Net cash flows provided by (used in) financing activities	(696)	1	(344)

INCREASE IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS, beginning of period	—	—	—

CASH AND CASH EQUIVALENTS, end of period	$—	$—	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

PEPL HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts are in millions)

(unaudited)

1.	OPERATIONS AND ORGANIZATION:

PEPL Holdings, LLC (“PEPL Holdings”) was formed in September 2011 and had no assets or operations until the ETE Merger on March 26, 2012, when Southern Union contributed all of the ownership interests in Panhandle and Southern Union Panhandle, LLC (collectively, the “Panhandle Interests”) to PEPL Holdings. Southern Union Panhandle, LLC serves as the general partner of PEPL and owns a 1% general partnership interest in PEPL. PEPL Holdings owns a 99% limited partnership interest in PEPL.

As further described under “Predecessor/Successor Presentation” in Note 2, Panhandle is reflected as “predecessor” in these consolidated financial statements for periods prior to March 26, 2012, and PEPL Holdings is reflected as “successor” in these consolidated financial statements beginning March 26, 2012. References to “we,” “us,” and the “Company” are used throughout these notes to consolidated financial statements to mean Panhandle as the predecessor and PEPL Holdings as the successor

Business Operations

The Company is primarily engaged in the interstate transportation and storage of natural gas and also provides LNG terminalling and regasification services and is subject to the rules and regulations of the FERC. The Company’s entities include the following:

•	PEPL, an indirect wholly-owned subsidiary of Southern Union, which is an indirect wholly-owned subsidiary of ETP;

•	Trunkline, a direct wholly-owned subsidiary of PEPL;

•	Sea Robin, an indirect wholly-owned subsidiary of PEPL;

•	LNG Holdings, an indirect wholly-owned subsidiary of PEPL;

•	Trunkline LNG, a direct wholly-owned subsidiary of LNG Holdings; and

•	Southwest Gas, a direct wholly-owned subsidiary of PEPL.

The Company’s assets consist of interstate pipelines that transport natural gas from the Gulf of Mexico, South Texas and the panhandle regions of Texas and Oklahoma to major U.S. markets in the Midwest and Great Lakes region, as well as owned underground storage capacity. The Company also owns and operates an LNG import terminal located on Louisiana’s Gulf Coast, as well as an above ground LNG storage facility.

See Note 2 for information related to the completion of the Holdco Transaction.

Preparation of Interim Financial Statements

The accompanying condensed consolidated balance sheet as of December 31, 2012, which has been derived from audited financial statements, and the unaudited interim condensed consolidated financial statements and notes thereto of the Company as of September 30, 2013 and for the three and nine month periods ended September 30, 2013 and 2012, have been prepared in accordance with GAAP for interim condensed consolidated financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. However, management believes that the disclosures made are adequate to make the information not misleading. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year due to the seasonal nature of the Company’s operations.

The accompanying unaudited interim condensed consolidated financial statements reflect adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim period. The unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Panhandle Eastern Pipe Line Company, LP presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 1, 2013.

2.	PANHANDLE AND HOLDCO TRANSACTIONS:

Predecessor/Successor Presentation

PEPL Holdings did not have any assets or operations prior to March 26, 2012. On March 26, 2012, Southern Union contributed all of the ownership interest in Panhandle and Southern Union Panhandle, LLC to PEPL Holdings. Panhandle is reflected as “predecessor” in these consolidated financial statements for periods prior to March 26, 2012, and PEPL Holdings is reflected as “successor” in these consolidated financial statements beginning March 26, 2012.

Also on March 26, 2012, Southern Union merged with ETE, which was accounted for by ETE using business combination accounting. Under this method, the purchase price paid by the acquirer is allocated to the assets acquired and liabilities assumed as of the acquisition date based on their fair value. By the application of “push-down” accounting, Panhandle’s assets, liabilities and partners’ capital were accordingly adjusted to fair value on March 26, 2012. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions.

Due to the application of “push-down” accounting, the “predecessor” and “successor” periods in the Company’s financial statements and certain footnote disclosures reflect the application of two different bases of accounting.

Holdco Transaction

On April 30, 2013, ETP acquired ETE’s 60% interest in Holdco, the entity formed by ETP and ETE in 2012 to own the equity interests in Southern Union and Sunoco. As a result of this transaction, ETP now owns 100% of Holdco. ETP controlled Holdco prior to this transaction; therefore, the transaction did not constitute a change of control.

3.	RELATED PARTY TRANSACTIONS:

Accounts receivable from related companies reflected on the condensed consolidated balance sheets primarily related to services provided for Southern Union, ETE, ETP and other affiliates. Accounts payable to related companies reflected on the condensed consolidated balance sheets primarily related to payroll funding and overhead allocation provided by ETP and other affiliates.

Pursuant to a demand note with Southern Union under a cash management program, the Company loans excess cash, net of repayments, to Southern Union. The Company is credited with interest on the note at a one-month LIBOR rate. Given the uncertainties regarding the timing of the Company’s cash flows, including financings, capital expenditures and operating cash flows, the Company has reported the note receivable as a non-current asset. The Company has access to the funds via advances from Southern Union and expects repayment to ultimately occur to primarily fund capital expenditures or debt retirements.

The following table provides a summary of the related party activity included in our condensed consolidated statements of operations:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012
Transportation and storage of natural gas	$4	$2
Operating, maintenance and general	15	7	(1)

	Successor			Predecessor
	Nine Months Ended September 30, 2013	Period from March 26, 2012 to September 30, 2012		Period from January 1, 2012 to March 25, 2012
Transportation and storage of natural gas	$10	$4		$1
Operating, maintenance and general	47	57	(1)	14
Interest income — affiliates	1	1		2

(1)	Primarily represents corporate charges for employee expenses related to the merger with ETE offset by expenses attributable to services provided by Panhandle on behalf of affiliated companies.

4.	ACCUMULATED OTHER COMPREHENSIVE LOSS:

As of September 30, 2013 and December 31, 2012, accumulated other comprehensive loss consists of net actuarial loss and prior service costs related to our OPEB plans.

5.	DEBT OBLIGATIONS:

Based on the estimated borrowing rates currently available to the Company and its subsidiaries for loans with similar terms and average maturities, the aggregate fair value of the Company’s consolidated debt obligations at September 30, 2013 and December 31, 2012 was $1.07 billion and $1.81 billion, respectively. As of September 30, 2013 and December 31, 2012, the aggregate carrying amount of the Company’s consolidated debt obligations was $1.03 billion and $1.76 billion, respectively. The fair value of the Company’s consolidated debt obligations is a Level 2 valuation based on the observable inputs used for similar liabilities.

Senior Notes

Panhandle’s 6.05% Senior Notes in the amount of $250 million matured on August 15, 2013 and were repaid with intercompany borrowings.

Term Loans

In September 2013, ETP issued $1.50 billion total principal amount of Senior Notes. Proceeds from this offering were used to repay $455 million of borrowings under the LNG Holdings term loan due February 2015.

Compliance With Our Covenants

The Company’s notes are subject to certain requirements, such as the maintenance of a fixed charge coverage ratio and a leverage ratio, which if not maintained, restrict the ability of the Company to make certain payments and impose limitations on the ability of the Company to subject its property to liens. Other covenants impose limitations on restricted payments, including dividends and loans to affiliates, and additional indebtedness. As of September 30, 2013, the Company is in compliance with these covenants.

6.	RETIREMENT BENEFITS:

Components of Net Periodic Benefit Cost

The following tables set forth the components of net periodic benefit cost of the Company’s OPEB plans:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012
Service cost	$—	$—
Interest cost	—	—
Expected return on plan assets	(2)	(1)
Prior service credit amortization	1	—

Net periodic benefit cost	$(1)	$(1)

	Successor		Predecessor
	Nine Months Ended September 30, 2013	Period from March 26, 2012 to September 30, 2012	Period from January 1, 2012 to March 25, 2012
Service cost	$—	$—	$1
Interest cost	1	—	1
Expected return on plan assets	(4)	(2)	(1)
Prior service credit amortization	1	—	(1)
Curtailment recognition (1)	—	(11)	—

Net periodic benefit cost	$(2)	$(13)	$—

(1)	Subsequent to the ETE Merger, the Company amended certain of its OPEB plans to prospectively restrict participation in the plans for certain active employees. The plan amendments resulted in the plans becoming currently over-funded and, accordingly, the Company recorded a gross pre-tax curtailment gain of $70 million, $59 million of which is subject to refund to customers; thus, the net curtailment gain recognition was $11 million.

7.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

The Company is exposed to certain risks in its ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps and treasury rate locks are the principal derivative instruments used by the Company to manage interest rate risk associated with its long-term borrowings, although other interest rate derivative contracts may also be used from time to time. The Company recognizes all derivative assets and liabilities at fair value on the condensed consolidated balance sheets.

Interest Rate Contracts. The Company may enter into interest rate swaps to manage its exposure to changes in interest payments on long-term debt attributable to movements in market interest rates, and may enter into treasury rate locks to manage its exposure to changes in future interest payments attributable to changes in treasury rates prior to the issuance of new long-term debt instruments.

Treasury Rate Locks. As of September 30, 2013, the Company had no outstanding treasury rate locks. However, certain of its treasury rate locks that settled in prior periods were associated with interest payments on outstanding long-term debt. During the predecessor periods, these treasury rate locks were accounted for as cash flow hedges, with the effective portion of their settled value recorded in accumulated other comprehensive income and reclassified into interest expense in the same periods during which the related interest payments on long-term debt impact earnings.

The Company had no derivative instruments at September 30, 2013 and December 31, 2012.

No derivative instrument gains and losses were reported in the Company’s condensed consolidated financial statements for the three and nine months ended September 30, 2013, except for $4 million of unrealized losses reclassified from accumulated other comprehensive income into interest expense during the period from January 1, 2012 to March 25, 2012.

8.	REGULATORY MATTERS, COMMITMENTS, CONTINGENCIES AND ENVIRONMENTAL LIABILITIES:

Trunkline Transfer Application

On July 26, 2012, Trunkline filed an application with the FERC for approval to transfer approximately 770 miles of underutilized loop piping facilities by sale to an affiliate; such facilities are contemplated to be converted to crude oil transportation service. This sale is subject to FERC approval. Several parties have intervened, commented, or protested this filing. The Company has responded to all information requests from the Commission and is awaiting a final order in this proceeding.

FERC Audit

The FERC recently completed an audit of PEPL to evaluate its compliance with the Uniform System of Accounts as prescribed by the FERC, annual and quarterly financial reporting to the FERC, reservation charge crediting policy and record retention. The audit related to the period from January 1, 2010 through December 31, 2011. An audit report was received in August 2013 noting no issues that would have a material impact on the Company’s historical financial position or results of operations.

PEPL Holdings Guarantee of Collection

On April 30, 2013, Southern Union completed its contribution to Regency Energy Partners LP (“Regency”) of all the membership interest in Southern Union Gathering Company, LLC, and its subsidiaries, including Southern Union Gas Services (the “SUGS Contribution”). In connection with the SUGS Contribution, Regency issued $600 million of 4.50% Senior Notes due 2023 (the “Regency Debt”), the proceeds of which were used by Regency to fund the cash portion of the consideration, as adjusted, and pay certain other expenses or disbursements directly related to the closing of the SUGS Contribution. In connection with the closing of the SUGS Contribution, Regency entered into an agreement with PEPL Holdings, a wholly-owned subsidiary of Southern Union, pursuant to which PEPL Holdings provided a guarantee of collection (on a nonrecourse basis to Southern Union) to Regency and Regency Energy Finance Corp. with respect to the payment of the principal amount of the Regency Debt through maturity in 2023.

Environmental Matters

The Company’s operations are subject to federal, state and local laws, rules and regulations regarding water quality, hazardous and solid waste management, air quality control and other environmental matters. These laws, rules and regulations require the Company to conduct its operations in a specified manner and to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Failure to comply with environmental laws, rules and regulations may expose the Company to significant fines, penalties and/or interruptions in operations. The Company’s environmental policies and procedures are designed to achieve compliance with such applicable laws and regulations. These evolving laws and regulations and claims for damages to property, employees, other persons and the environment resulting from current or past operations may result in significant expenditures and liabilities in the future. The Company engages in a process of updating and revising its procedures for the ongoing evaluation of its operations to identify potential environmental exposures and enhance compliance with regulatory requirements.

Environmental Remediation

The Company is responsible for environmental remediation at certain sites on its natural gas transmission systems for contamination resulting from the past use of lubricants containing PCBs in compressed air systems; the past use of paints containing PCBs; and the prior use of wastewater collection facilities and other on-site disposal areas. The Company has implemented a program to remediate such contamination. The primary remaining remediation activity on the Panhandle systems is associated with past use of paints containing PCBs or PCB impacts to equipment surfaces and to a building at one location. The PCB assessments are ongoing and the related estimated remediation costs are subject to further change. Other remediation typically involves the management of contaminated soils and may involve remediation of groundwater. Activities vary with site conditions and locations, the extent and nature of the contamination, remedial requirements, complexity and sharing of responsibility. The ultimate liability and total costs associated with these sites will depend upon many factors. If remediation activities involve statutory joint and several liability provisions, strict liability, or cost recovery or contribution actions, the Company could potentially be held responsible for contamination caused by other parties. In some instances, the Company may share liability associated with contamination with other potentially responsible parties. The Company may also benefit from contractual indemnities that cover some or all of the cleanup costs. These sites are generally managed in the normal course of business or operations.

The Company’s environmental remediation activities are undertaken in cooperation with and under the oversight of appropriate regulatory agencies, enabling the Company under certain circumstances to take advantage of various voluntary cleanup programs in order to perform the remediation in the most effective and efficient manner.

Environmental Remediation Liabilities

The table below reflects the amount of accrued liabilities recorded on the condensed consolidated balance sheets at the dates indicated to cover environmental remediation actions where management believes a loss is probable and reasonably estimable. The Company does not have any material environmental remediation matters assessed as reasonably possible.

	September 30, 2013	December 31, 2012
Current	$—	$1
Non-current	3	5

Total environmental liabilities	$3	$6

Litigation and Other Claims

The Company is involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business.

Liabilities for Litigation and Other Claims

The Company records accrued liabilities for litigation and other claim costs when management believes a loss is probable and reasonably estimable. When management believes there is at least a reasonable possibility that a material loss or an additional material loss may have been incurred, the Company discloses (i) an estimate of the possible loss or range of loss in excess of the amount accrued; or (ii) a statement that such an estimate cannot be made. As of September 30, 2013 and December 31, 2012, the Company recorded litigation and other claim-related accrued liabilities of $6 million and $6 million, respectively. The Company does not have any material litigation or other claim contingency matters assessed as probable or reasonably possible that would require disclosure in the financial statements.

Other Commitments and Contingencies

Controlled Group Pension Liabilities. Southern Union (including certain of its divisions) sponsors a number of defined benefit pension plans for employees. Under applicable pension and tax laws, upon being acquired by Southern Union, the Company became a member of Southern Union’s “controlled group” with respect to those plans and, along with Southern Union and any other members of that group, is jointly and severally liable for any failure by Southern Union (along with any other persons that may be or become a sponsor of any such plan) to fund any of these pension plans or to pay any unfunded liabilities that these plans may have if they are ever terminated. In addition, if any of the obligations of any of these pension plans is not paid when due, a lien in favor of that plan or the Pension Benefit Guaranty Corporation may be created against the assets of each member of Southern Union’s controlled group, including the Company and each of its subsidiaries. Based on the latest actuarial information available, the aggregate amount of the projected benefit obligations of these pension plans was approximately $243 million and the estimated fair value of all of the assets of these plans was approximately $155 million.

Unclaimed Property Audits. The Company is subject to the laws and regulations of states and other jurisdictions concerning the identification, reporting and escheatment (the transfer of property to the state) of unclaimed or abandoned funds, and is subject to audit and examination for compliance with these requirements. The Company is currently being examined by a third party auditor on behalf of nine states for compliance with unclaimed property laws.

Future Regulatory Compliance Commitments

Air Quality Control. On April 17, 2012 the EPA issued the Oil and Natural Gas Sector New Source Performance Standards and National Emission Standards for Hazardous Air Pollutants (“HAPs”). The standards revise the new source performance standards for volatile organic compounds from leaking components at onshore natural gas processing plants and new source performance standards for sulfur dioxide emissions from natural gas processing plants. The EPA also established standards for certain oil and gas operations not covered by the existing standards. In addition to the operations covered by the existing standards, the newly established standards regulate volatile organic compound emissions from gas wells, centrifugal compressors, reciprocating compressors, pneumatic controllers and storage vessels.

In August 2010, the EPA finalized a rule that requires reductions in a number of pollutants, including formaldehyde and carbon monoxide, for certain engines regardless of size at Area Sources (sources that emit less than 10 tons per year of any one HAP or 25 tons per year of all HAPs) and engines less than 500 horsepower at Major Sources (sources that emit 10 tons per year or more of any one HAP or 25 tons per year of all HAPs). In January 2013, the EPA issued a final reconsideration rule that exempted Area Source engines located in remote areas from the emission limits and monitoring requirements. Compliance was required by October 2013, and the Company believes it is in compliance.

Nitrogen oxides are the primary air pollutant from natural gas-fired engines. Nitrogen oxide emissions may form ozone in the atmosphere. In 2008, the EPA lowered the ozone standard to 75 ppb with compliance anticipated in 2013 to 2015. In January 2010, the EPA proposed lowering the standard to 60 to 70 ppb in lieu of the 75 ppb standard, with compliance required in 2014 or later. In September 2011, the EPA decided to rescind the proposed lower ozone standard and begin the process to implement the 75 ppb ozone standard established in 2008.

In January 2010, the EPA finalized a 100 ppb one-hour nitrogen dioxide standard. The rule requires the installation of new nitrogen dioxide monitors in urban communities and roadways by 2013. This new monitoring may result in additional nitrogen dioxide non-attainment areas. In addition, ambient air quality modeling may be required to demonstrate compliance with the new standard.

The Company has reviewed the potential impacts of the August 2010 Area Source National Emissions Standards for Hazardous Air Pollutants rule, implementation of the 2008 ozone standard and the new nitrogen dioxide standard on its operations and the potential costs associated with the installation of emission control systems on its existing engines. The ultimate costs associated with these activities cannot be estimated with any certainty at this time, but the Company believes, based on the current understanding of the current and proposed rules, such costs will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

ANNEX A:

LETTER OF TRANSMITTAL

TO TENDER

4.500% SENIOR NOTES DUE 2024 (CUSIP NOS. U75857 AC3 AND 75886A AH1) OF

REGENCY ENERGY PARTNERS LP AND

REGENCY ENERGY FINANCE CORP.

PURSUANT TO THE EXCHANGE OFFER AND PROSPECTUS

DATED NOVEMBER 22, 2013

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON DECEMBER 20, 2013 (THE “EXPIRATION DATE”),

UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE ISSUERS.

The Exchange Agent for the Exchange Offer is:

WELLS FARGO BANK, NATIONAL ASSOCIATION

Delivery by Registered or Certified Mail:	Facsimile Transmissions: (Eligible Institutions Only)	Overnight Delivery or Regular Mail:

Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	(612) 667-6282 To Confirm by Telephone or for Information Call: (800) 344-5128	Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

If you wish to exchange your issued and outstanding 4.500% Senior Notes due 2024 (CUSIP Nos. U75857 AC3 and 75886A AH1) (the “Private Notes”), for an equal aggregate principal amount of newly issued 4.500% Senior Notes due 2024 (CUSIP No. 75886A AJ7) with materially identical terms that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exchange offer (the “Exchange Notes”), you must validly tender (and not withdraw) your Private Notes to the Exchange Agent prior to the Expiration Date.

We refer you to the Prospectus, dated November 22, 2013 (the “Prospectus”), of Regency Energy Partners LP (the “Partnership”) and Regency Energy Finance Corp. (“Finance Corp.” and, together with the Partnership, the “Issuers”) and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Issuers’ offer (the “Exchange Offer”) to exchange the Private Notes for a like aggregate principal amount of Exchange Notes. Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.

The Issuers reserve the right, at any time or from time to time, to extend the Exchange Offer at their discretion, in which event the term “Expiration Date” shall mean the latest date to which such Exchange Offer is extended. The Issuers shall notify the Exchange Agent and each registered holder of the Private Notes of any extension by oral (promptly followed in writing) or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

This Letter of Transmittal is to be used by holders of the Private Notes. Tender of Private Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Prospectus under the caption “Exchange Offer—Procedures for Tendering.” DTC participants that are accepting an Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer generated message known as an “agent’s message” to the Exchange Agent for its acceptance. For you to validly tender your Private Notes in the Exchange Offer the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Private Notes; and

•	you agree to be bound by the terms of this Letter of Transmittal.

IMPORTANT: BY USING THE ATOP PROCEDURES TO TENDER PRIVATE NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

1.	By tendering Private Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.

2.	By tendering Private Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Private Notes described above and will, upon request, execute and deliver any additional documents deemed by the Issuers to be necessary or desirable to complete the tender of your Private Notes.

3.	You understand that the tender of the Private Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between you and the Issuers as to the terms and conditions set forth in the Prospectus.

4.	By tendering Private Notes in the Exchange Offer, you acknowledge that the Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “SEC”), including Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), and that the Exchange Notes issued in exchange for the Private Notes pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act (other than a broker-dealer who purchased Private Notes exchanged for such Exchange Notes directly from the Issuers to resell pursuant to Rule 144A or any other available exemption under the Securities Act, and any such holder that is an “affiliate” of the Issuers within the meaning of Rule 405 under the Securities Act), provided that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any other person to participate in, the distribution of such Exchange Notes.

5.	By tendering Private Notes in the Exchange Offer, you represent and warrant that:

(a)	the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

(b)	you are not engaging, do not intend to engage and have no arrangement or understanding with any person to participate, in the distribution of Private Notes or Exchange Notes within the meaning of the Securities Act;

(c)	you are not an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Issuers;

(d)	if you are a broker-dealer, that you will receive the Exchange Notes for your own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities and that you acknowledge that you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus) in connection with any resale of such Exchange Notes and that you cannot rely on the position of the staff of the SEC set forth in certain no-action letters; and

(e)	you understand that a secondary resale transaction described in clause 5(d) above and any resales of the Exchange Notes obtained in exchange for the Private Notes originally acquired from the Issuers should be covered by an effective registration statement containing the selling noteholder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Private Notes registered in the shelf registration statement described in the Registration Rights Agreement, dated April 30, 2013 (the “Registration Rights Agreement”), by and among the Issuers and J.P. Morgan Securities LLC (the “Dealer Manager”). Such election may be made by notifying the Issuers in writing at

2001 Bryan Street, Suite 3700, Dallas, Texas 75201, Attention: Chief Financial Officer. By making such election, you agree, as a holder of Private Notes participating in a shelf registration, to indemnify and hold harmless the Issuers, each of the directors of the Issuers, each of the officers of the Issuers who signs such shelf registration statement, each other selling holder of Private Notes, and each person, if any, who controls the Issuers, the Dealer Manager and any other selling holder of Private Notes within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from and against any and all losses, claims, damages or liabilities that arise out of, or are based upon, (1) any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (2) any untrue statement or alleged untrue statement of a material fact contained in any prospectus or any free writing prospectus, or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act (“issuer information”), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case made in reliance upon and in conformity with any information relating to you furnished to the Issuers in writing by you expressly for use in any shelf registration statement, any prospectus, any free writing prospectus and any issuer information. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.

6.	If you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge by tendering Private Notes in the Exchange Offer, that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act.

7.	If you are a broker-dealer and Private Notes held for your own account were not acquired as a result of market-making or other trading activities, such Private Notes cannot be exchanged pursuant to the Exchange Offer.

8.	Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives.

INSTRUCTIONS FORMING PART OF THE

TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1.	Book-Entry Confirmations.

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Private Notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as Agent’s Message and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date.

2.	Partial Tenders.

Tenders of the Private Notes will be accepted only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The entire principal amount of Private Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Private Notes is not tendered, then Private Notes for the principal amount of Private Notes not tendered and Exchange Notes issued in exchange for any Private Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Private Notes are accepted for exchange.

3.	Validity of Tenders.

All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Private Notes will be determined by the Issuers, in their sole discretion, which determination will be final and binding. The Issuers reserve the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Issuers, be unlawful. The Issuers also reserve the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Private Notes. The Issuers’ interpretation of the terms and conditions of the Exchange Offer (including the instructions on the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Private Notes must be cured within such time as the Issuers shall determine. Although the Issuers intend to notify holders of defects or irregularities with respect to tenders of Private Notes, neither the Issuers, the Exchange Agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Private Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Private Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date.

4.	Waiver of Conditions.

The Issuers reserve the absolute right to waive, in whole or part, up to the expiration of the Exchange Offer, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

5.	No Conditional Tender.

No alternative, conditional, irregular or contingent tender of Private Notes will be accepted.

6.	Request for Assistance or Additional Copies.

Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent at the address or telephone number set forth on the cover page of this Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

7.	Withdrawal.

Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the Prospectus under the caption “Exchange Offer—Withdrawal of Tenders.”

8.	No Guarantee of Late Delivery.

There is no procedure for guarantee of late delivery in the Exchange Offer.

IMPORTANT: BY USING THE ATOP PROCEDURES TO TENDER PRIVATE NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

REGENCY ENERGY PARTNERS LP

REGENCY ENERGY FINANCE CORP.

OFFER TO EXCHANGE

$600,000,000 principal amount of 4.500% Senior Notes due 2023,

which have been registered under the Securities Act,

for any and all of the outstanding 4.500% Senior Notes due 2023

November 22, 2013